Management’s Discussion and Analysis

and

Consolidated Financial Statements

June 30, 2017

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

June 30, 2017

Contents

Page

I	Executive Summary	4

II	Client Services	9

III	Liquid Assets	20

IV	Funding Resources	21

V	Risk Management	23

VI	Critical Accounting Policies	32

VII	Results of Operations	34

VIII	Governance and Control	46

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

LIST OF TABLES	Page

Table 1a:	Change in Income before Net Unrealized Gains and Losses on Non-Trading Financial Instruments Accounted for at Fair Value, Grants to IDA and Net Gains and Losses attributable to Non-Controlling Interests FY17 vs FY16	6
Table 1b:	Change in Income before Net Unrealized Gains and Losses on Non-Trading Financial Instruments Accounted for at Fair Value, Grants to IDA and Net Gains and Losses attributable to Non-Controlling Interests FY16 vs FY15	6
Table 2:	Reconciliation of reported Net Income to Allocable Income for Designations	7
Table 3:	Selected Financial data as of and for the last Five Fiscal Years	7
Table 4:	Key Financial Ratios	8

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

I.	EXECUTIVE SUMMARY

This executive overview of the Management’s Discussion and Analysis (MD&A) highlights selected information and may not contain all of the information that is important to readers of this document. For a complete description of the financial year’s performance, as well as the risks and critical accounting estimates affecting the International Finance Corporation (IFC or the Corporation), this MD&A should be read in its entirety.

OVERVIEW

IFC is the largest global development institution focused on the private sector in developing countries. Established in 1956, IFC is owned by 184 member countries, a group that collectively determines its policies. IFC is a member of the World Bank Group (WBG)1 but is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD.

The mission of the WBG is defined by two goals: to end extreme poverty by reducing the percentage of people living on less than $1.90 per day to no more than 3% globally by 2030; and to promote shared prosperity in a sustainable manner by fostering income growth for the bottom 40% of the population of every developing country.

These twin goals are mirrored in the 2030 development agenda, which will require a collaborative effort with IFC’s partners in the public and private sectors, civil society and country governments, as well as beneficiaries and stakeholders on the ground.

In the year ended June 30, 2016 (FY16), a new vision, (the Forward Look), on how the WBG can best support the development agenda for 2030, was introduced. The main strategic directions of the Forward Look are:

∎

For the WBG to stay engaged with all clients, while continually ensuring that its resources are strategically deployed to meet global and client needs, and are targeted to areas of the world that are most in need of funding; and

∎	Create markets to broaden the reach and impact of private sector solutions, support economic growth, and multiply the impact of WBG resources.

STRATEGY AND BUSINESS OUTLOOK

The Forward Look crystallized the level of ambition shareholders have set for the WBG: to achieve the twin goals of ending extreme poverty and ensuring shared prosperity in a sustainable manner, to realize the Sustainable Development Goals (SDGs) and the Paris Climate Accord, and to lead the “Billions to Trillions” agenda. Delivering these goals by 2030 requires scaling up and accelerating the pace with which the WBG delivers development solutions. This can only be achieved by fully harnessing the resources and innovation of the private sector.

Progress has been made toward the twin goals, however, the global economy has not recovered to pre-crisis levels, and investment growth in developing countries has slowed sharply since 2010 – 2011. To achieve the SDGs and twin goals, large challenges remain to be addressed. The global development finance landscape has changed dramatically and attracting private capital to developing countries is hindered by high perceptions of risk, information gaps and limited regulatory capacity. Making progress on the 2030 agenda will require a paradigm shift, one in which scarce Official Development Assistance serves as a catalyst for increased private sector investment.

The WBG is well-aligned to support this shift. The “Cascade” approach asks WBG staff to work with governments to prioritize private sector solutions wherever possible, expand reform and blended finance to de-risk markets, and crowd in private investment where it presents value for money. This will help ensure that scarce public resources are used more strategically, and that private sector investment is maximized.

This agenda drives the long-term strategy of IFC. IFC’s Board of Directors agreed with IFC Management on an ambitious evolution of its strategy (IFC 3.0). IFC 3.0 has two pillars that contribute to higher impact: Creating Markets and Redefining Development Finance. Creating Markets requires a strategic posture in which IFC works with WBG partners to shape the conditions for market-based development outcomes. IFC 3.0 calls for IFC to expand its mobilization role and redefine development finance by creating more platforms for funding and broadening its pool of co-investors.

Implementing the strategy will require even greater effort and leadership from IFC, including new approaches, an expanded toolkit, strengthened capabilities and increased efficiency. The strategy will require enhanced communication and outreach, increased focus on partnerships with other Multilateral Development Banks and International Financial Institutions, and a greater emphasis on thought leadership.

IFC’s organizational structure, established January 1, 2017 and detailed in Section VIII, Governance and Control, will enhance its ability to execute the strategy and will increase WBG-wide collaboration on upstream reform, strengthen relationships with donors, leverage the IDA 18 Private Sector Window (PSW), and boost portfolio and risk management.

1 The other institutions of the World Bank Group are the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guaranty Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

New tools and approaches will be used to deliver results. The PSW will help mitigate investment risk and enhance the viability of private sector solutions in IDA and fragile and conflict-affected areas. New Private Sector Diagnostics (PSD) will enable IFC to better target its interventions to maximize direct and indirect impacts. The new Advisory Strategy will support the market creation process. Finally, an Ex-Ante Development Impact Framework will drive project selectivity based on expected development impact. The trajectory of commitments anticipates a period of adjustment while new tools and approaches are deployed and also reflects difficult economic conditions in particularly important markets for IFC.

The increased focus on IDA, fragile and conflict-affected areas, and riskier, untested markets will create additional financial and non-financial risks. IFC will continue to utilize a portfolio approach to balance opportunities for increased impact, with opportunities that help maintain IFC’s profitability. IFC’s income remains subject to market volatility.

BUSINESS MODEL

IFC helps developing countries achieve sustainable growth by financing private sector investment, mobilizing capital in international financial markets, and providing advisory services to businesses and governments. IFC’s principal investment products are loans and equity investments, with smaller debt securities and guarantee portfolios. IFC also plays an active and direct role in mobilizing additional funding from other investors and lenders through a variety of means. Such means principally comprise: loan participations, parallel loans, sales of loans, the non-IFC portion of structured finance transactions which meet core mobilization criteria, the non-IFC portion of commitments in IFC’s initiatives, and the non-IFC investment portion of commitments in funds managed by IFC’s wholly owned subsidiary, IFC Asset Management Company LLC (AMC), (collectively Core Mobilization). Unlike most other development institutions, IFC does not accept host government guarantees of its exposures. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. Equity investments are funded from capital (or net worth).

IFC’s capital base and its assets and liabilities, other than its equity investments, are primarily denominated in US dollars ($ or US$) or swapped into US dollars but it has a growing portion of debt issuances denominated in currencies other than USD and which are invested in such currencies. Overall, IFC seeks to minimize foreign exchange and interest rate risks arising from its loans and liquid assets by closely matching the currency and rate bases of its assets in various currencies with liabilities having the same characteristics. IFC generally manages non-equity investment related and certain lending related residual currency and interest rate risks by utilizing currency and interest rate swaps and other derivative instruments.

The Management’s Discussion and Analysis contains forward looking statements which may be identified by such terms as “anticipates,” “believes,” “expects,” “intends,” “plans” or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IFC’s control. Consequently, actual future results could differ materially from those currently anticipated.

BASIS OF PREPARATION OF IFC’S CONSOLIDATED FINANCIAL STATEMENTS

The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States (GAAP). IFC’s accounting policies are discussed in more detail in Section VI, Critical Accounting Policies, and in Note A to IFC’s Consolidated Financial Statements as of and for the year ended June 30, 2017 (FY17 or FY17 Consolidated Financial Statements).

Management uses income available for designations (Allocable Income) (a non-GAAP measure) as a basis for designations of retained earnings. Allocable Income generally comprises net income excluding net unrealized gains and losses on equity investments and net unrealized gains and losses on non-trading financial instruments accounted for at fair value, income from consolidated entities other than AMC, and expenses reported in net income related to prior year designations.

FINANCIAL PERFORMANCE SUMMARY

From year to year, IFC’s income is affected by a number of factors that can result in volatile financial performance.

Global equity markets in emerging economies have been volatile in recent years but there was an overall improved operating environment in FY17, particularly in the second half of the fiscal year. In FY16, equity markets were generally lower with significant deterioration in the first three months of FY16 (FY16 Q1), followed by partial recovery by the end of FY16. FY17 saw IFC’s major investment currencies remain relatively stable against IFC’s reporting currency, the US$, compared to the significant depreciation experienced throughout much of FY16. Commodity prices fluctuated during the fiscal year and fell during the second half of FY17, decoupling from the strength in emerging market assets overall.

The generally stronger market conditions in FY17 contributed to IFC recording robust realized gains on equity investments, although lower than FY16, and lower impairments on equity investments along with lower provisions for loan losses. Income from liquid asset trading activities was also significantly higher in FY17, with the majority of the increase occurring in the first three months of FY17 (FY17 Q1), principally due to the narrowing of credit spreads across the portfolio. IFC experienced higher interest income on loans and debt securities and borrowing charges in FY17 driven by higher LIBOR rates.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

IFC has reported income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interests of $1,129 million in FY17, $629 million higher than FY16 ($500 million) and $274 million higher than FY15 ($855 million). The $629 million increase in FY17 when compared to FY16 was principally a result of the following:

Table 1a: Change in Income before Net Unrealized Gains and Losses on Non-Trading Financial Instruments Accounted for at Fair Value, Grants to IDA and Net Gains and Losses Attributable to Non-Controlling Interests FY17 vs FY16 (US$ millions)

Increase (decrease) FY17 vs FY16
Higher income from liquid asset trading activities	$413
Lower provisions for losses on loans, guarantees and other receivables	273
Higher income from loans and guarantees, realized gains and losses on loans and associated derivatives	172
Lower unrealized losses on equity investments and associated derivatives, net	171
Higher debt securities income (excluding impairments)	162
Lower other-than-temporary impairments on equity investments and debt securities	154
Higher expenses from pension and other postretirement benefit plans	(108)
Higher foreign currency transaction losses on non-trading activities	(142)
Lower realized gains on equity investments and associated derivatives, net	(144)
Higher charges on borrowings	(303)
Other, net	(19)
Change in income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interests	$629

Table 1b: Change in Income before Net Unrealized Gains and Losses on Non-Trading Financial Instruments Accounted for at Fair Value, Grants to IDA and Net Gains and Losses Attributable to Non-Controlling Interests FY16 vs FY15 (US$ millions)

Increase (decrease) FY16 vs FY15
Higher provisions for losses on loans, guarantees and other receivables	$(188)
Higher charges on borrowings	(151)
Higher foreign currency transaction losses on non-trading activities	(99)
Lower realized gains on equity investments and associated derivatives, net	(71)
Higher other-than-temporary impairments on equity investments and debt securities	(24)
Lower unrealized losses on equity investments and associated derivatives, net	198
Other, net	(20)
Change in income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interests	$(355)

IFC’s financial performance is detailed more fully in Section VII – Results of Operations.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

Income Available for Designations (a non-GAAP measure)2 was $1,233  million, 60% higher than in FY16 ($770 million) and 7% lower than in FY15 ($1,327 million).

Table 2: Reconciliation of reported Net Income to Income Available for Designations (US$ millions)

	FY17	FY16	FY15
Net income (loss) attributable to IFC	$1,418	$ (33)	$445
Add: Net gains (losses) attributable to non-controlling interests	4	(1)	(36)
Net income (loss)	$1,422	$ (34)	$409
Adjustments to reconcile Net Income to Income Available for Designations
Grants to IDA	101	330	340
Advisory Services Expenses from prior year designations	64	57	59
Unrealized (gains) losses on borrowings	(74)	(62)	52
Unrealized (gains) losses on investments	(287)	470	456
Other	7	9	11
Income Available for Designations	$1,233	$ 770	$1,327

Table 3: Selected Financial data as of and for the last Five Fiscal Years (US$ millions)

AS OF AND FOR THE YEARS ENDED JUNE 30	2017	2016	2015	2014	2013
Consolidated income highlights:
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$1,298	$1,126	$1,123	$1,065	$996
Provision for losses on loans, guarantees and other receivables	(86)	(359)	(171)	(88)	(243)
Income from equity investments and associated derivatives	707	518	427	1,289	732
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	282	129	132	89	69
Income from liquid asset trading activities	917	504	467	599	500
Charges on borrowings	(712)	(409)	(258)	(196)	(220)
Other income	528	501	505	461	441
Other expenses	(1,617)	(1,464)	(1,423)	(1,418)	(1,401)
Foreign currency transaction gains and losses on non-trading activities	(188)	(46)	53	(19)	35
Income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	1,129	500	855	1,782	909

Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	394	(204)	(106)	(43)	441
Income before grants to IDA	1,523	296	749	1,739	1,350

Grants to IDA	(101)	(330)	(340)	(251)	(340)

Net income (loss)	1,422	(34)	409	1,488	1,010

Less: Net (gains) losses attributable to non-controlling interests	(4)	1	36	(5)	8

Net income (loss) attributable to IFC	$1,418	$(33)	$445	$1,483	$1,018

2 Income available for designations generally comprises net income excluding unrealized gains and losses on investments and unrealized gains and losses on other non-trading financial instruments, income from consolidated VIEs, and expenses reported in net income related to prior year designations.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

AS OF AND FOR THE YEARS ENDED JUNE 30	2017	2016	2015	2014	2013
Consolidated balance sheet highlights:
Total assets	$92,254	$90,434	$87,548	$84,130	$77,525
Liquid assets, net of associated derivatives	39,192	41,373	39,475	33,738	31,237
Investments	40,519	37,356	37,578	38,176	34,677
Borrowings outstanding, including fair value adjustments	54,103	55,142	51,265	49,481	44,869

Total capital	$25,053	$22,766	$24,426	$23,990	$22,275
of which
Undesignated retained earnings	$21,901	$20,475	$20,457	$20,002	$18,435
Designated retained earnings	125	133	184	194	278
Capital stock	2,566	2,566	2,566	2,502	2,403
Accumulated other comprehensive income (loss) (AOCI)	458	(431)	1,197	1,239	1,121
Non-controlling interests	3	23	22	53	38

Table 4: Key Financial Ratios	2017	2016	2015	2014	2013
Financial ratios[a]:
Return on average assets (GAAP basis)[b]	1.6%	0.0%	0.5%	1.8%	1.3%
Return on average assets (non-GAAP basis)[c]	1.3%	0.5%	1.3%	1.8%	0.9%
Return on average capital (GAAP basis)[d]	5.9%	(0.1)%	1.8%	6.4%	4.8%
Return on average capital (non-GAAP basis)[e]	4.9%	1.8%	4.6%	6.5%	3.1%
Overall liquidity ratio[f]	82%	85%	81%	78%	77%
External funding liquidity level[g]	N/A	504%	494%	359%	309%
Debt to equity ratio[h]	2.7:1	2.8:1	2.6:1	2.7:1	2.6:1
Total reserves against losses on loans to total disbursed portfolio[i]	6.1%	7.4%	7.5%	6.9%	7.2%
Capital measures:
Total Resources Required ($ billions)[j]	19.4	19.2	19.2	18.0	16.8
Total Resources Available ($ billions)[k]	23.6	22.5	22.6	21.6	20.5
Strategic Capital[l]	4.2	3.3	3.4	3.6	3.8
Deployable Strategic Capital[m]	1.8	1.0	1.1	1.4	1.7
Deployable Strategic Capital as a percentage of Total Resources Available	8%	4%	5%	7%	8%

a.

Certain financial ratios, as described below, are calculated excluding the effects of unrealized gains and losses on investments, other non-trading financial instruments, AOCI, and impacts from consolidated Variable Interest Entities (VIEs).

b.	Net income for the fiscal year as a percentage of the average of total assets at the end of such fiscal year and the previous fiscal year.

c.

Return on average assets is defined as Net income, excluding unrealized gains/losses on investments accounted for at fair value, income from consolidated VIEs and net gains/losses on non-trading financial investments, as a percentage of total disbursed loan and equity investments (net of reserves), liquid assets net of repos, and other assets averaged for the current and previous fiscal year.

d.	Net income for the fiscal year as a percentage of the average of total capital (excluding payments on account of pending subscriptions) at the end of such fiscal year and the previous fiscal year.

e.

Return on average capital is defined as Net income, excluding unrealized gains/losses on investments accounted for at fair value, income from consolidated VIEs and net gains/losses on non-trading financial investments, as percentage of the paid-in share capital and accumulated earnings (before certain unrealized gains/losses and excluding cumulative designations not yet expensed) averaged for the current and previous fiscal year.

f.

Overall Liquidity Policy states that IFC would at all times maintain a minimum level of liquidity, plus undrawn borrowing commitments from the IBRD, that would cover at least 45% of the next three years’ estimated net cash requirements (target range of 65-95%).

g.	This ratio was discontinued at the end of FY17 since it was no longer considered a key ratio for IFC.

h.

Leverage (Debt/equity) ratio is defined as the number of times outstanding borrowings plus outstanding guarantees cover paid-in capital and accumulated earnings (net of retained earnings designations and certain unrealized gains/losses).

i.	Total reserves against losses on loans to total disbursed loan portfolio is defined as reserve against losses on loans as a percentage of the total disbursed.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

j.

Total resources required (TRR) is the minimum capital required to cover the expected and unexpected loss on IFC’s portfolio, calibrated to maintain IFC’s triple-A rating. TRR is the sum of the economic capital requirements for IFC’s different assets, and it is determined by the absolute size of the committed portfolio, the product mix (equity, loans, short-term finance, and Treasury portfolio assets), and by operational and other risks.

k.

Total resources available (TRA) is the total capital of the Corporation, consisting of (i) paid-in capital; (ii) retained earnings net of designations and some unrealized gains and losses; and (iii) total loan loss reserves. TRA grows based on retained earnings (profit minus distributions) and increases in reserves.

l.	Total resources available less total resources required.

m.	90% of total resources available less total resources required.

II. CLIENT SERVICES

BUSINESS OVERVIEW

IFC fosters sustainable economic growth in developing countries by financing private sector investment, mobilizing capital in the international financial markets, and providing advisory services to businesses and governments.

For all new investments, IFC articulates the expected impact on sustainable development, and, as the projects mature, IFC assesses the quality of the development benefits realized.

IFC’s strategic focus areas are aligned to advance the WBG’s global priorities.

INVESTMENT SERVICES

IFC’s investments are normally made in its developing member countries. The Articles of Agreement mandate that IFC shall invest in productive private enterprise. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being totally or partially privatized.

IFC provides a range of financial products and services to its clients to promote sustainable enterprises, encourage entrepreneurship, and mobilize resources that wouldn’t otherwise be available. IFC’s financing products are tailored to meet the needs of each project. Investment services product lines include: loans, equity investments, trade finance, loan participations, structured finance, client risk management services, and blended finance.

IFC’s investment project cycle can be divided into the following stages:

∎	Business Development

∎	Concept Review

∎	Appraisal (Due Diligence)

∎	Investment Review

∎	Negotiations

∎	Public Disclosure

∎	Board of Directors Review and Approval

∎	Commitment

∎	Disbursement of funds

∎	Project Supervision and Development Outcome Tracking

∎	Evaluation

∎	Closing

IFC supervises its projects to monitor project performance and compliance with contractual obligations and with IFC’s internal policies and procedures.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

INVESTMENT PRODUCTS

Loans - IFC finances projects and companies through loans, typically for seven to twelve years. IFC also makes loans to intermediary banks, leasing companies, and other financial institutions for on-lending. IFC provides long-term local-currency solutions and helps companies access local capital markets through loans from IFC denominated in local currency, derivatives which allow clients to hedge existing or new foreign currency denominated liabilities back in to the client’s local currency, and structured finance which enable clients to borrow in local currency from other sources. While IFC’s loans have traditionally been dominated in the currencies of major industrial nations, IFC has made it a priority to structure local-currency products based on client demand and on IFC’s ability to economically hedge loans in these currencies through the use of cross currency swaps or forward contracts.

Loans generally have the following characteristics:

∎	Term - typically amortizing with final maturities generally for seven to twelve years, although some loans have been made for tenors as long as 20 years

∎	Currency - primarily in major convertible currencies, principally US dollar, and to a lesser extent, Euro, but with a growing local-currency loan portfolio

∎	Interest rate - typically variable (or fixed and swapped into variable)

∎	Pricing - reflects such factors as market conditions and country and project risks

Equity - IFC’s equity investments provide developmental support and long-term growth capital that private enterprises need. IFC invests directly in companies’ equity, and also through private-equity funds. IFC generally invests between 5 and 20 percent of a company’s equity. IFC’s equity investments are typically in the form of common or preferred stock which is not mandatorily redeemable by the issuer or puttable to the issuer by IFC, and are usually denominated in the currency of the country in which the investment is made. IFC also uses put and call options, profit participation features, conversion features, warrants and other types of instruments in managing its equity investments.

Debt Securities - Investments typically in the form of bonds and notes issued in bearer or registered form, securitized debt obligations (e.g. asset-backed securities (ABS), mortgage-backed securities (MBS), and other collateralized debt obligations) and preferred shares that are mandatorily redeemable by the issuer or puttable to the issuer by IFC.

Guarantees and Partial Credit Guarantees - IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. IFC’s guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse IFC in US dollar terms.

Client Risk Management Services - IFC extends long-maturity risk management products to clients in developing countries. IFC provides derivative products to its clients to allow them to hedge their interest rate, currency, or commodity-price exposures. IFC intermediates between clients in developing countries and derivatives market makers to provide such clients with access to risk-management products to bridge the credit gap between its clients and the market.

Loan Mobilization - IFC promotes development by mobilizing financing for the private sector in its developing member countries. IFC mobilizes funds through loan participation programs, parallel loans and, beginning in FY14, a Managed Co-Lending Portfolio Program (MCPP).

Loan Participations: Through its “B Loan Program”, IFC offers commercial banks and other financial institutions the opportunity to lend to IFC-financed projects. These loans are a key part of IFC’s efforts to mobilize additional private sector financing in developing countries, thereby broadening the Corporation’s developmental impact. Through the B Loan Program, financial institutions share fully in the commercial credit risk of projects, while IFC remains the lender of record. When IFC participates a B Loan, it always maintains a portion for its own account (an A Loan). An A Loan Participation (ALP) is an exposure management tool which IFC uses to reduce its risk exposures to a client, country or sector. An ALP is created through the partial sale of an IFC A Loan to commercial banks or other financial institutions and is governed in much the same way as a B Loan. IFC remains the lender of record and an ALP participant shares all project risks with IFC.

Parallel Loans: IFC acts as an arranger (and can also act as an administrative agent) by using its existing mobilization platform, deal-structuring expertise and global presence to identify investments, perform due diligence, and negotiate loan documents in cooperation with parallel lenders.

Managed Co-lending Portfolio Program: The Managed Co-lending Portfolio Program (MCCP) allows institutional investors the opportunity to passively participate in IFC’s future loan portfolio. Investors provide capital on a portfolio basis, which can be deployed by IFC in individual investments in accordance with IFC’s strategy and processes. Through MCPP, IFC can expand its base of co-lending partners to include investors that do not have the capacity to invest on a “deal by deal” basis.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

Trade and Supply Chain Finance - IFC’s Global Trade Finance Program (GTFP) guarantees trade-related payment obligations of approved financial institutions. Separately, the Global Trade Liquidity Program (GTLP) and Critical Commodities Finance Program (CCFP) provides liquidity for trade in developing countries. IFC has also commenced a number of other Trade and Supply Chain Finance-related programs, including Global Trade Supplier Finance (GTSF), Global Warehouse Finance Program, Working Capital and Systemic Solutions and Global Trade Structured Trade.

Structured Finance - IFC uses structured and securitized products to provide forms of financing that may not otherwise be available to clients to help clients diversify funding, extend maturities, and obtain financing in particular currencies. Products include partial credit guarantees, structured liquidity facilities, portfolio risk transfer, securitizations, and Islamic finance.

Blended Finance - IFC combines concessional funds, typically from donor partners, with IFC’s resources to finance certain projects.

INVESTMENT PROGRAM

COMMITMENTS

In FY17, the Long-Term Finance program was $11,854 million, as compared to $11,117 million in FY16 and Core Mobilization was $7,462 million, as compared to $7,739 million for FY16, a total increase of 2%.

In addition, the average outstanding balance for Short-Term Finance was $3,185 million at June 30, 2017, as compared to $2,807 million at June 30, 2016.

CORE MOBILIZATION

Core Mobilization is financing from entities other than IFC that becomes available to clients due to IFC’s direct involvement in raising resources. IFC finances only a portion, usually not more than 25%, of the cost of any project. All IFC-financed projects, therefore, require other financial partners. IFC mobilizes such private sector finance from other entities through a number of means, as outlined in the Table on the following page.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

Table 5: FY17 and FY16 Long-Term Finance and Core Mobilization (US$ millions)

	FY17	FY16

Total Long-Term Finance and Core Mobilization[3]	$19,316	$18,856
Long-Term Finance
Loans	$9,643	$8,097
Equity investments	1,601	2,595
Guarantees	540	378
Client risk management	70	47

Total Long-Term Finance	$11,854	$11,117
Core Mobilization
Loan participations, parallel loans, and other mobilization
Loan participations[4]	$1,610	$3,670
Parallel loans	1,509	1,205
Managed Co-lending Portfolio Program	356	541
Other Mobilization	988	554

Total loan participations, parallel loans and other mobilization	$4,463	$5,970
AMC (see definitions in Table 6)
China-Mexico Fund	$180	$140
Global Infrastructure Fund	157	2
GEM Funds	79	87
Asia Fund	46	-
Catalyst Funds	39	66
ALAC Fund	20	43
MENA Fund	10	8
FIG Fund	-	82
Africa Capitalization Fund	-	28
WED Fund[4]	-	20

Total AMC	$531	$476
Other initiatives
Public Private Partnership	$1,248	$793
Global Trade Liquidity Program, Critical Commodities Finance Program and Global Warehouse Finance Program	1,220	500

Total other initiatives	$2,468	$1,293

Total Core Mobilization	$7,462	$7,739

INVESTMENT DISBURSEMENTS

IFC disbursed $10,354 million for its own account in FY17 ($9,952 million in FY16): $6,486 million of loans ($7,248 million in FY16), $1,872 million of equity investments ($1,929 million in FY16), and $1,996 million of debt securities ($775 million in FY16).

DISBURSED INVESTMENT PORTFOLIO

IFC’s total disbursed investment portfolio (a non-GAAP performance measure) was $40,015 million at June 30, 2017 ($37,554 million at June 30, 2016), comprising the disbursed loan portfolio of $24,210 million ($23,910 million at June 30, 2016), the disbursed equity portfolio of $11,385 million ($10,793 million at June 30, 2016), and the disbursed debt security portfolio of $4,420 million ($2,851 million at June 30, 2016).

3 Debt security commitments are included in loans and equity investments based on their predominant characteristics.

4 In FY17, $30 million was mobilized through loan participations by the Women Entrepreneurs Debt Fund, LP (WED Fund) that is managed by AMC.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

IFC’s disbursed investment portfolio is diversified by industry sector and geographic region.

The following figures show the distribution of the disbursed investment portfolio by geographical region and industry sector as of June 30, 2017 and June 30, 2016:

Figure 1: Disbursed Investment Portfolio Distribution by Region (US$ millions)

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

Figure 2: Disbursed Investment Portfolio Distribution by Industry Sector

The carrying value of IFC’s investment portfolio comprises: (i) the disbursed investment portfolio; (ii) reserves against losses on loans; (iii) unamortized deferred loan origination fees, net and other; (iv) disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets; (v) unrealized gains and losses on equity investments held by consolidated variable interest entities; (vi) unrealized gains and losses on investments accounted for at fair value as available-for-sale; and (vii) unrealized gains and losses on investments.

The carrying value of IFC’s investment portfolio was $40,519 million at June 30, 2017 ($37,356 million at June 30, 2016), comprising the loan portfolio of $22,520 million ($21,868 million at June 30, 2016), the equity portfolio of $13,488 million ($12,588 million at June 30, 2016), and the debt security portfolio of $4,511 million ($2,900 million at June 30, 2016).

LOANS

Loans comprise 61% of the disbursed investment portfolio as of June 30, 2017 (64% at June 30, 2016) and 56% of the carrying amount of the investment portfolio as of June 30, 2017 (58% at June 30, 2016).

IFC’s disbursed loan portfolio totaled $24,210 million at June 30, 2017 ($23,910 million at June 30, 2016). The carrying amount of IFC’s loan portfolio on IFC’s consolidated balance sheet (comprising the disbursed loan portfolio together with adjustments as detailed in Note D to IFC’s FY17 Consolidated Financial Statements) grew 3% to $22,520 million at June 30, 2017 ($21,868 million at June 30, 2016).

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

Loans traditionally have been denominated in the currencies of major industrial nations, but IFC has an extensive portfolio of local currency products. IFC typically offers local currency products in other currencies where it can economically hedge the local currency loan cash flows back into US dollars using swap markets or where it can fund itself in local bond markets. IFC’s disbursed loan portfolio at June 30, 2017 includes $3,269 million of currency products denominated in Chinese renminbi, Indian rupees, Brazilian reals, South African rands, Indonesian rupiahs, Colombian pesos, Philippine pesos, Mexican pesos, New Romanian lei, Russian rubles, Peruvian soles nuevos, Dominican pesos, Turkish lira and Kazakhstan tenge ($2,463 million at June 30, 2016). The $806 million increase over FY17 in local currency loans outstanding measured in US dollars was mainly due to disbursements of loans denominated in Chinese renminbi, South African Rand, and Indonesian rupiahs. IFC has also made loans in a number of frontier market currencies such as Tunisian dinar, Paraguayan guarani, Rwandan franc, and Zambian kwacha. At June 30, 2017, 75% (78% at June 30, 2016) of IFC’s disbursed loan portfolio was US dollar-denominated.

The currency position of the disbursed loan portfolio at June 30, 2017 and June 30, 2016 is shown below:

Figure 3: Currency position of the Disbursed Loan Portfolio (US$ millions)

EQUITY INVESTMENTS

IFC’s disbursed equity portfolio totaled $11,385 million at June 30, 2017 ($10,793 million at June 30, 2016), an increase of 5.5%.

Equity investments accounted for 28% of IFC’s disbursed investment portfolio at June 30, 2017, compared with 29% at June 30, 2016 and 33% of the carrying amount of the investment portfolio at June 30, 2017 (34% at June 30, 2016).

The carrying amount of IFC’s equity investment portfolio (comprising the disbursed equity portfolio, together with adjustments as detailed in Note D to IFC’s FY17 Consolidated Financial Statements), grew 7.1% to $13,488 million at June 30, 2017 ($12,588 million at June 30, 2016). Equity disbursements and unrealized gains on equity investments accounted for at fair value, were partially offset by sales and other than temporary impairments, reflecting an improvement in the macro environment for emerging market equities.

The fair value of IFC’s equity portfolio5 was $15,353 million at June 30, 2017 ($14,642 million at June 30, 2016).

DEBT SECURITIES

IFC’s disbursed debt securities portfolio totaled $4,420 million at June 30, 2017 ($2,851 million at June 30, 2016).

Debt securities accounted for 11% of IFC’s disbursed investment portfolio at June 30, 2017 (7% at June 30, 2016) and 11% of the carrying amount of the investment portfolio at June 30, 2017 (8% at June 30, 2016).

5 Including “equity-like” securities classified as debt securities in IFC’s consolidated balance sheet and equity-related options.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

The carrying amount of IFC’s debt securities portfolio (comprising the disbursed debt securities portfolio, together with adjustments as detailed in Note D to IFC’s FY17 Consolidated Financial Statements), was $4,511 million at June 30, 2017 ($2,900 million at June 30, 2016).

Additional information on IFC’s investment portfolio as of and for the years ended June 30, 2017, and June 30, 2016, can be found in Notes B, D, E, F, G, H, P and R to IFC’s FY17 Consolidated Financial Statements.

GUARANTEES AND PARTIAL CREDIT GUARANTEES

IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. IFC’s guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse IFC in US dollar terms. Guarantee fees are consistent with IFC’s loan pricing policies.

Guarantees of $3,528 million were outstanding (i.e., not called) at June 30, 2017 ($3,478 million at June 30, 2016).

INVESTMENT PORTFOLIO MANAGEMENT

At the core of IFC’s approach to portfolio management is the aim to build and manage an investment portfolio that produces positive financial and development performance. IFC achieves this through a strong presence on the ground that enables the Corporation to stay close to clients and markets, and anticipate and monitor trends. As a result, IFC is able to engage with clients and manage its assets proactively.

IFC reviews the entire portfolio on a quarterly basis, looking both at broad trends as well as select individual assets, and provides an in-depth review of the investment portfolio results to the Board of Directors semi-annually. IFC’s investment teams, largely based in field offices, complement global reviews with more detailed quarterly assessments for the investment portfolio.

At the corporate level, IFC combines the analysis of its portfolio performance with local market intelligence, and projections of global macroeconomic and market trends to inform decisions about future investments. IFC also regularly conducts stress tests to assess the performance of the investment portfolio against possible macroeconomic developments, and to identify and address risks. In FY17, in light of substantial volatility in emerging markets, IFC’s senior management convened in-depth reviews for each of its industry sectors and regions.

At the project level, IFC’s multidisciplinary teams, including investment and sector specialists with deep industry expertise, closely monitor investment performance and compliance with investment agreements. IFC does this, among other things, through site visits to evaluate project implementation and through active engagement with sponsors to identify potential problems early on and formulate appropriate solutions. In addition, IFC systematically and timely tracks environmental and social performance, and measures financial and development results.

IFC’s equity portfolio has grown significantly over FY16 – FY17. To rebalance asset allocation, IFC is implementing a new approach that calls for more moderate growth and greater selectivity for equity investments. This rebalancing is the result of an analysis that takes into account market conditions, opportunities, expected returns, and risks—and will be adjusted periodically as required. This new approach further acknowledges the greater resource needs for equity investing relative to debt securities and loans, and therefore IFC is forming specialized equity teams.

For projects in financial distress, IFC’s Special Operations Department determines appropriate remedial actions. It seeks to keep projects operational to achieve the development impact intended at its onset. It also negotiates agreements with creditors and shareholders to share the burden of restructuring.

Investors and other partners participating in IFC’s investments are kept regularly informed on project developments. IFC consults or seeks their consent as appropriate.

At the core of active investment portfolio management is the need to have timely and accurate information to drive business decisions. IFC continues to invest in information-technology systems to better support the management of its investment portfolio.

ASSET MANAGEMENT COMPANY

IFC Asset Management Company, LLC (AMC), a wholly owned subsidiary of IFC, invests third-party capital and IFC capital, enabling outside investors to benefit from IFC’s expertise in achieving strong equity returns, as well as positive development impact in the countries in which it invests in developing and frontier markets. Investors in funds managed by AMC include sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions. AMC helps IFC mobilize additional capital resources for investment in productive private enterprise in developing countries.

At June 30, 2017, AMC managed thirteen funds, with $9.8 billion total funds raised (twelve funds; $8.9 billion at June 30, 2016). IFC Emerging Asia Fund, LP was added in FY17 Q1.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

The Funds managed by AMC and their activities as of and for the year ended June 30, 2017 and 2016 can be summarized as follows:

Table 6: Funds Managed by AMC and their Activities FY17 vs FY16 (US$ millions unless otherwise indicated)

	As of June 30, 2017				For the year ended June 30, 2017

	Total funds raised
	Total	From IFC	From other investors	Total committed balance	Investment commitments made by Fund	Investment disbursements made by Fund
IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund)	$1,275	$775	$500	$885	$-	$-

IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund)	1,725	225	1,500	1,562	-	-

IFC African, Latin American and Caribbean Fund, LP (ALAC Fund)	1,000	200	800	646	24	14

Africa Capitalization Fund, Ltd. (Africa Capitalization Fund)	182	-	182	108	-	-

IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund)*	550	250	300	-	-	-

IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	418	75	343	304	49	48

IFC Global Infrastructure Fund, LP (Global Infrastructure Fund)**	1,430	200	1,230	600	189	151

China-Mexico Fund, LP (China-Mexico Fund)	1,200	-	1,200	320	180	43

IFC Financial Institutions Growth Fund, LP (FIG Fund)	505	150	355	133	-	37

IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	800	150	650	202	99	44

IFC Middle East and North Africa Fund, LP (MENA Fund)	162	60	102	15	15	15

Women Entrepreneurs Debt Fund, LP (WED Fund)	110	30	80	66	40	45

IFC Emerging Asia Fund, LP (Asia Fund)	440	150	290	70	70	70

Total	$9,797	$2,265	$7,532	$4,911	$666	$467

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

	As of June 30, 2016				For the year ended June 30, 2016

	Total funds raised
	Total	From IFC	From other investors	Total committed balance	Investment commitments made by Fund	Investment disbursements made by Fund
IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund)	$1,275	$775	$500	$1,013	$-	$-

IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund)	1,725	225	1,500	1,609	-	-

IFC African, Latin American and Caribbean Fund, LP (ALAC Fund)	1,000	200	800	764	63	81

Africa Capitalization Fund, Ltd. (Africa Capitalization Fund)	182	-	182	130	23	29

IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund)*	550	250	300	59	-	-

IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	418	75	343	258	83	48

IFC Global Infrastructure Fund, LP (Global Infrastructure Fund)**	1,430	200	1,230	433	5	102

China-Mexico Fund, LP (China-Mexico Fund)	1,200	-	1,200	140	140	4

IFC Financial Institutions Growth Fund, LP (FIG Fund)	464	150	314	133	133	96

IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	406	81	325	108	108	25

Be IFC Middle East and North Africa Fund, LP (MENA Fund)	162	60	102	12	12	12

Women Entrepreneurs Debt Fund, LP (WED Fund)	90	30	60	30	30	10

Total	$8,902	$2,046	$6,856	$4,689	$597	$407

*	The Russian Bank Cap Fund has completed the exit from all its investments and has initiated the termination and dissolution of the Fund.
**	Includes co-investment fund managed by AMC on behalf of Fund LPs.

ADVISORY SERVICES

It takes more than finance to achieve sustainable development. IFC’s experience shows the powerful role advice can play in unlocking private sector investment and helping businesses expand and create jobs—thereby strengthening the WBG’s efforts to end poverty and boost shared prosperity.

To help address increasingly complex development challenges, IFC has initiated a holistic approach to create markets and mobilize private investment. Advisory services are critical for IFC to deliver on the new strategy by bringing together the diverse WBG actions needed to create markets and by focusing on building a pipeline of bankable projects, especially in IDA and fragile and conflict-affected areas.

Advisory services will also continue to deliver proven solutions that support clients to raise their standards, expand their market access, enable sector reform and develop a level playing field.

During FY17, IFC provided advice in a number of areas critical to development:

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

Financial Sector: IFC helps increase the availability and affordability of financial services for individuals and for micro, small, and medium enterprises. IFC works with financial institutions to strengthen their risk management and diversify their product offering in areas such as small and medium enterprises (SMEs), housing finance, and sustainable energy. As part of an integrated World Bank Group team in the Finance & Markets Global Practice, IFC also supports the development of financial markets—by promoting universal access to finance, strengthening capital markets, and establishing credit bureaus and collateral registries that open up new avenues for companies to create jobs and grow sustainably.

Investment Climate: As part of an integrated WBG team in the Trade & Competitiveness Global Practice, IFC helps national and local governments implement reforms that improve the business environment and attract and retain investment—fostering growth, competitive markets, and job creation.

Public-Private Partnerships: IFC helps governments design and implement public-private partnerships in infrastructure and basic public services. IFC’s advice helps increase public access to electricity, water, health, and education.

Agribusiness: IFC helps clients improve productivity and standards in agribusiness. IFC’s efforts are focused on designing efficient value chains and boosting food security—thereby providing valuable social, economic, and environmental benefits for all stakeholders.

Energy & Resource Efficiency: IFC helps clients develop clean, affordable, competitive, and high-quality energy solutions across the value chain. IFC accelerates the development of commercial markets to increase renewable energy production and improve people’s access to modern energy services.

IFC also provides advisory solutions that can be deployed across several industries. This includes helping businesses improve corporate governance and building the capacity of smaller businesses operating within the supply chains of larger companies, thereby increasing local opportunities while helping clients make better use of local suppliers and resources. Central to IFC’s advisory work is helping clients build robust and inclusive business performance by making them aware of, and invest in, the value women can bring either as a defined consumer segment that can be better served, as employees, as business leaders or as entrepreneurs and suppliers.

The IFC Advisory Services Portfolio6 as of June 30, 2017 totaled $1.5 billion ($1.3 billion at June 30, 2016). FY17 program expenditures with clients was $246 million ($221 million in FY16) with a strong focus in strategic priority areas of IDA (63%), fragile and conflict-affected areas (20%) and Climate (26%) (respectively 62%, 21% and 25% in FY16). This emphasis is expected to continue in the coming years, in particular as a result of the implementation of the Creating Markets Advisory Window to focus on market creation in IDA-eligible and fragile countries.

Table 7: IFC Advisory Services - Program Expenditures by Region for FY17 vs FY16

	FY17			FY16
IFC Advisory Services expenses by region	US$	millions	%	US$	millions	%
Sub Saharan Africa		82	33		63	29
East Asia and the Pacific		41	17		39	18
Europe and Central Asia		35	14		34	15
South Asia		27	11		27	12
Latin America and the Caribbean		25	10		25	11
Middle East and North Africa		22	9		23	10
World region		14	6		10	5
Total expenditures		246	100		221	100

Table 8: IFC Advisory Services - Program Expenditures by area for FY17 vs FY16

	FY17			FY16
IFC Advisory Services expenses by area	US$	millions	%	US$	millions	%
Financial Sector		70	28		67	30
Investment Climate		63	26		57	26
Cross-Industry Areas		44	18		34	15
Public-Private Partnerships		34	14		31	14
Energy & Resource Efficiency		20	8		19	9
Agribusiness		15	6		13	6
Total expenditures		246	100		221	100

6 IFC Advisory Services Portfolio is the total of funds managed by IFC for active advisory projects.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

NEW INVESTMENT PORTFOLIO INITIATIVES

MANAGED CO-LENDING PORTFOLIO PROGRAM

The Managed Co-Lending Portfolio Program (MCPP) for infrastructure aims to raise $5 billion from private sector investors to co-finance Infrastructure projects across emerging markets. The first phase of the program was launched in FY17 involving partnerships with two investors who each committed to finance $500 million of infrastructure loans. The program utilizes IFC’s MCPP syndication platform. Under this platform, IFC creates loan portfolios for third party investors that resemble the portfolio it is creating for its own account but are not recorded on IFC’s consolidated balance sheet.

PRIVATE SECTOR WINDOW

A $2.5 billion IFC-MIGA Private Sector Window (PSW) has been created in the 18th replenishment7 of IDA (the IDA 18 Replenishment). Its goal is to mobilize private sector investment in IDA-only and IDA-eligible fragile and conflict-affected areas, with particular emphasis on fragile and conflict-affected areas. The PSW will be deployed through four facilities. These facilities have been designed to target critical challenges faced by the private sector in these difficult markets and will leverage IFC and MIGA’s business platforms and instruments:

∎	Risk Mitigation Facility: Involving both MIGA and IFC, designed to provide project-based guarantees to encourage/mobilize private sector infrastructure investment transactions.

∎

Local Currency Facility: Administered by IFC. This facility is designed to provide local currency denominated loans, investments or hedges to private sector clients who operate in markets where there are limited currency hedging capabilities.

∎

Blended Finance Facility: Administered by IFC. This facility blends PSW financing support with IFC investments to support small and medium enterprises (SMEs), agribusiness and other pioneering investments.

∎

MIGA Guarantee Facility: Administered by MIGA. This facility is designed to expand the coverage of MIGA Political Risk Insurance (PRI) products through shared first-loss or risk participation similar to reinsurance.

III.	LIQUID ASSETS

All liquid assets are managed according to an investment authority approved by the Board of Directors and liquid asset investment guidelines approved by IFC’s Corporate Risk Committee, a subcommittee of IFC’s Management Team.

IFC funds its liquid assets from two sources, borrowings from the market (funded liquidity) and capital (net worth). Liquid assets are managed in a number of portfolios related to these sources.

IFC generally invests its liquid assets in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include asset-backed securities and mortgage-backed securities, time deposits, and other unconditional obligations of banks and financial institutions. Diversification across multiple dimensions ensures a favorable risk return profile. IFC has a flexible approach to managing the liquid asset portfolios by making investments on an aggregate portfolio basis against its benchmarks within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, principally currency and interest rate swaps and futures and options, and takes positions in various industry sectors and countries.

IFC’s liquid assets are accounted for as trading portfolios. The net asset value of the liquid assets portfolio was $39.2 billion at June 30, 2017 ($41.4 billion at June 30, 2016). The decrease in FY17 was principally due to investment of borrowings proceeds, net of returns, and disbursements for operational activities.

FUNDED LIQUIDITY

The primary funding source for liquid assets for IFC is borrowings from market sources. Proceeds of borrowings from market sources not immediately disbursed for loans and loan-like debt securities (Funded Liquidity) are managed internally against money market benchmarks. A small portion of Funded Liquidity is managed by third parties with the same benchmark as that managed internally.

MANAGED NET WORTH

The second funding source of liquid assets is that portion of IFC’s net worth not invested in equity and equity-like investments (Managed Net Worth) which is managed against a U.S. Treasury benchmark. A portion of these assets are managed by third parties with the same benchmark as that part managed internally.

7 A replenishment occurs every three years and involves donors and borrower representatives determining IDA’s strategic directions, financing, and allocation rules.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

Income from liquid assets trading activities8 was $917 million in FY17, $891 million from Funded Liquidity and $26 million from Managed Net Worth.

IV.	FUNDING RESOURCES

IFC’s funding resources (comprising borrowings, capital and retained earnings) as of June 30, 2017 and June 30, 2016 are as follows:

Figure 4: IFC’s Funding Resources (US$ millions)

BORROWINGS

The major source of IFC’s borrowings is the international capital markets. Under the Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member, together with the member in whose currency the borrowing is denominated.

IFC operates under a General Funding Authorization that authorizes IFC to borrow within the limits of its risk policies without requiring annual authorizations from the Board of the Corporation as to the size of its borrowing program for the subsequent financial year.

IFC’s new medium and long-term borrowings (after the effect of borrowing-related derivatives) totaled $15.4 billion during FY17 ($14.3 billion in FY16 and $14.8 billion in FY15). In addition, the Board of Directors has authorized the repurchase and/or redemption of debt obligations issued by IFC, which enhances the liquidity of IFC’s borrowings. During FY17, IFC repurchased and retired $2.1 billion of outstanding debt ($0.5 billion in FY16 and $1.4 billion in FY15), generating gains on buybacks of $2 million in FY17 ($6 million - FY16 and $2 million - FY15).

IFC is increasingly using its borrowings issuances as a tool to promote capital markets development in emerging and frontier markets. Proceeds of these issuances not disbursed into loans have primarily been invested in securities of the related sovereign and sovereign instrumentalities in the currency of the issuances. As a result, borrowings from market sources at June 30, 2017 with no associated interest rate or currency swap amounted to 5% of the total borrowings from market sources (5% at June 30, 2016).

IFC diversifies its borrowings by currency, country, source, and maturity to provide flexibility and cost-effectiveness. In FY17 IFC borrowed in twenty six currencies and in final maturities ranging from one to 30 years. Remaining maturities have a weighted average remaining contractual maturity of 6.4 years at June 30, 2017 (4.1 years at June 30, 2016). Actual maturities may differ from contractual maturities due to the existence of call features in certain of IFC’s borrowings.

8 Reported gross of borrowing costs and excluding foreign exchange gains and losses on local currency Funded Liquidity which are reported separately from income from liquid assets trading activities in foreign currency gains and losses on non-trading activities and the effects of internal trades related to foregone swapping of market borrowings and Funded Liquidity in certain currencies.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

Market borrowings are generally swapped into floating-rate obligations denominated in US dollars. As of June 30, 2017, IFC had gross payables from borrowing-related currency swaps of $19.0 billion ($19.9 billion at June 30, 2016) and from borrowing-related interest rate swaps in the notional principal payable amount of $34.5 billion ($35.2 billion at June 30, 2016). After the effect of these derivative instruments is taken into consideration, 95% of IFC’s market borrowings at June 30, 2017 were variable rate US dollar-denominated (95% - June 30, 2016). The weighted average cost of market borrowings after currency and interest rate swap transactions was 1.4% at June 30, 2017 (1.1% at June 30, 2016). This was mainly due to developments in USD funding, where compared to the prior year, US$ six-month LIBOR rates were 0.5% higher and IFC’s credit spread narrowed by 0.2%.

IFC’s mandate to help develop domestic capital markets can result in raising local currency funds. As of June 30, 2017, $2.1 billion ($2.2 billion as of June 30, 2016) of such non-US$ denominated market borrowings were outstanding, denominated in Chinese renminbi, Dominican pesos, Georgian lari, Indian rupees, Namibia dollar, Zambian kwacha, Nigerian naira, New Romanian lei, Russian ruble and Rwanda francs. Proceeds of such borrowings were invested in such local currencies, on-lent to clients and/or partially swapped into US dollars.

IFC has short term discount note programs in US$, Chinese renminbi and Turkish lira to provide an additional funding and liquidity management tool for IFC in support of certain of IFC’s trade finance and supply chain initiatives and to expand the availability of short term local currency finance. The discount note programs provide for issuances with maturities ranging from overnight to one year. The weighted average cost of discount note borrowing was 0.65% at June 30, 2017. During FY17, IFC issued $12.6 billion of discount notes and $2.7 billion were outstanding as of June 30, 2017 under the short-term discount note programs.

CAPITAL AND RETAINED EARNINGS

Table 9: IFC’s Capital (US$ millions)	June 30, 2017	June 30, 2016
Capital
Capital stock, authorized	$2,580	$2,580

Capital stock, subscribed and paid-in	$2,566	$2,566
Accumulated other comprehensive income (loss)	458	(431)
Retained earnings	22,026	20,608

Total IFC capital	$25,050	$22,743
Non-controlling interests	3	23

Total capital	$25,053	$22,766

At June 30, 2017 and June 30, 2016, retained earnings comprised the following:

Table 10: IFC’s Retained Earnings (US$ millions)	June 30, 2017	June 30, 2016
Undesignated retained earnings	$21,901	$20,475

Designated retained earnings:
Advisory services	99	98
Performance-based grants	8	12
IFC SME Ventures for IDA countries and Global Infrastructure Project Development Fund	18	23

Total designated retained earnings	$125	$133

Total retained earnings	$22,026	$20,608

DESIGNATIONS OF RETAINED EARNINGS

Beginning in the year ended June 30, 2004, IFC began a process of designating retained earnings to increase its support of advisory services and, subsequently, for performance-based grants (PBG) (year ended June 30, 2005), grants to IDA (year ended June 30, 2006), the Global Infrastructure Project Development Fund (year ended June 30, 2008) (FY08), IFC SME Ventures for IDA Countries (FY08), and IFC’s Creating Markets Advisory Window (CMAW) (FY17). The levels and purposes of retained earnings designations are set based on the Board of Directors-approved principles, which are applied each year to assess IFC’s financial capacity and to determine the maximum levels of retained earnings designations.

Amounts available to be designated are determined based on a Board of Directors-approved income-based formula and, beginning in FY08, on a principles-based Board of Directors-approved financial distribution policy, and are approved by the Board of Directors.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

IFC’s Board of Directors has approved a change to the sliding-scale formula and the methodology used for calculating the incremental rate of designation, beginning with the designation in respect of FY17. The revised approach establishes a threshold that no designations of any kind can take place if IFC’s DSC ratio is below 2%, and establishes a framework for prioritizing future designations to advisory services and for transfers to IDA based on IFC’s DSC ratio and a cushion for advisory services.

The revised approach also establishes a maximum cumulative amount that can be contributed to IDA, during the IDA 18 Replenishment, of $300 million, with no more than $100 million in any given year (plus any shortfall from earlier years).

The approach also caps transfers to IDA during a fiscal year at IFC’s Net Income, if any, for the nine months ended March 31 of that fiscal year with actual transfer to occur in June of that fiscal year. Any amounts designated the prior year and not transferred pursuant to this requirement would be deferred to the next fiscal year. Transfers to IDA will also be deferred to the next fiscal year if capital as reported on IFC’s consolidated balance sheet has declined between June 30 of the prior fiscal year and March 31 of that fiscal year. Accordingly, any proposed transfers to IDA in respect of FY17 would be transferred in June 2018, but capped at IFC’s net income for the nine months ending March 31, 2018, if any, and subject to capital as reported on IFC’s consolidated balance sheet as of March 31, 2018 not declining from capital as reported on IFC’s consolidated balance sheet as of June 30, 2017. Any amount not transferred in June 2018 would then be transferred in the year ending June 2019, subject to that year’s cap.

IFC recognizes designations of retained earnings for advisory services and CMAW when the Board of Directors approves it and recognizes designation of retained earnings for grants to IDA when it is noted with approval by the Board of Governors. Expenditures for the various approved designations are recorded as expenses in IFC’s consolidated income statement in the year in which they occur, and have the effect of reducing retained earnings designated for this specific purpose.

FY16 DESIGNATIONS

On August 4, 2016, the Board of Directors approved a designation of $101 million of IFC’s retained earnings for grants to IDA and a designation of $60 million of IFC’s retained earnings for Advisory Services. On October 7, 2016, the Board of Governors noted with approval these designations. On January 24, 2017 IFC recognized expenditures against designations of retained earnings for grants to IDA of $101 million pursuant to signing of a grant agreement between IDA and IFC.

FY17 DESIGNATIONS

Income available for designations in FY17 (a non-GAAP measure) totaled $1,233 million. Based on the new Board-approved distribution policy outlined above, the maximum amount available for designation was $205 million. On August 3, 2017, the Board of Directors approved a designation of $85 million of IFC’s retained earnings for IFC’s CMAW, $40 million of IFC’s retained earnings for advisory services, a reallocation of $49 million of the unutilized balances of prior year designations related to Advisory Services to CMAW, and, subject to the conditions detailed above, a designation of up to $80 million of IFC’s retained earnings for grants to IDA. These designations are expected to be noted with approval by the Board of Governors, and, subject to the above conditions, concluded, in FY18.

DEPLOYABLE STRATEGIC CAPITAL

IFC’s deployable strategic capital (DSC) ratio was 7.8% at June 30, 2017, compared with 4.4% at June 30, 2016. Total Resources Available (TRA) increased to $23.6 billion at the end of FY17 from $22.5 billion at the end of FY16, due in part to a $543 million reduction in the actuarial liability under IFC’s retirement benefit plans. Total Resources Required (TRR) increased to $19.4 billion at the end of FY17 from $19.2 billion at the end of FY16, as growth in the investment portfolio was offset by a reduction in the capital required to support the liquid asset portfolio.

V.	RISK MANAGEMENT

ENTERPRISE RISK MANAGEMENT

IFC provides long-term investments to the private sector in emerging markets, which includes expanding the investment frontier into the most challenging markets. In doing so, IFC is exposed to a variety of financial and non-financial risks. Sound risk management is crucial in fulfilling IFC’s mission.

The Risk and Sustainability Vice-Presidency combines all of IFC’s financial and non-financial risk functions to streamline and enhance risk management at both corporate and project levels, as well as to improve support for IFC’s external clients.

ENTERPRISE RISK MANAGEMENT FRAMEWORK

IFC’s enterprise risk management framework (ERM) is designed to enable the prudent management of financial and reputational impacts that originate from the Corporation’s business activities. In this context, IFC’s risk management efforts are designed specifically to help align the Corporation’s performance with its strategic direction. The ERM framework that IFC adopted in FY14 is aligned broadly with industry standards and is designed to underpin IFC’s response to risk by defining:

∎	IFC’s core risk management principles;

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Management’s Discussion and Analysis

∎

A common risk taxonomy for use across the organization, to help ensure that risk management efforts are coordinated and aligned across the distinct parts of the organization that share responsibility for managing different aspects of risk;

∎

A standard classification of roles and responsibilities for risk management, to differentiate and thereby clarify how different parts of the organization contribute towards the overall management of risk; and

∎	The structures, processes and methods that are necessary to put active risk management into practice.

KEY RISK MANAGEMENT PRINCIPLES

The key principles that inform IFC’s ERM Framework are:

∎	Maximizing development impact while maintaining financial sustainability;

∎	Ensuring that business decisions are based on a thorough understanding of risks and that risks and rewards are balanced appropriately;

∎	Being selective in undertaking activities that could cause significant, adverse reputational impact; and

∎	Sharing responsibility for risk management across the Corporation.

The ERM Framework comprises several components, each addressing a specific issue within the Framework. These components are dynamic in nature and reflect the fact that IFC’s risk management evolution is a continual, iterative and interconnected effort.

The Framework is depicted as follows:

Figure 5: IFC’s Enterprise Risk Management Framework

Risk Culture - Starting with IFC’s senior management, building the right risk culture instills behaviors that are integral to the success of ERM.

Risk Coverage - IFC’s risk profile is categorized across five classes of risk, namely credit, market, operational, liquidity and business risks. Each of these is addressed in the following paragraphs.

Risk Appetite - A comprehensive set of explicit risk appetite statements, with associated metrics, provides a consistent and integrated basis for making decisions that impact IFC’s risk profile, while monitoring IFC’s risk exposures, and taking action when risk tolerances are exceeded.

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Management’s Discussion and Analysis

Risk Governance and Policies - IFC’s risk governance structure is based on the industry-standard principle of “three lines of defense”.

∎

IFC’s first line of defense is line management, consisting of frontline decision makers on individual projects and transactions. The second line of defense is, collectively, the Management Team, its committees and IFC’s independent risk management functions. Independent oversight bodies, together with the Board of Directors, serve as the third line of defense. These independent oversight bodies are:

∎	The Independent Evaluation Group, which assesses the alignment between projected and realized outcomes of IFC’s investment and advisory projects undertaken with its clients;

∎

The Compliance Advisor/Ombudsman, which is the independent recourse mechanism for IFC’s stakeholders, responding to complaints from project-affected communities with the goal of enhancing social and environmental outcomes on the ground;

∎	The World Bank Group’s Internal Audit Vice Presidency, which evaluates the effectiveness of the organization’s governance, risk management, and control processes; and

∎	The Integrity Vice-Presidency, which investigates and pursues sanctions related to allegations of fraud and corruption in World Bank Group-financed activities.

∎	IFC’s risk management policies define the types and amounts of risk that IFC’s Management Team is willing to assume, via delegated authority from the Board.

Risk Data and Infrastructure - Source data is collected, integrated and analyzed to support decision-making across the Corporation.

Measurement and Evaluation - IFC uses a combination of quantitative and qualitative metrics to manage its risk profile. Key metrics for each category of risk are discussed later in this MD&A.

Control Environment - Management relies on internal controls, modelled on the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Framework, to reduce the level of financial reporting risk to an acceptable level.

Risk Response - Risks are analyzed and monitored by IFC’s risk oversight units and the Corporate Risk Committee, a subcommittee of IFC’s Management Team, meets frequently to discuss and decide upon enterprise-level risk issues.

Stress Testing - Semi-annual, IFC-wide, stress testing provides Management with an additional tool to inform capital management and decision making. The testing involves multi-year projections of IFC’s financial performance and capital adequacy under base case and stressed macroeconomic scenarios.

ENTERPRISE LEVEL RISK APPETITE

IFC has developed risk appetite statements which set the direction for the Corporation’s willingness to take risks in fulfilment of its development goals. These statements reflect the Corporation’s core values of maximizing development impact, preserving its financial sustainability and safeguarding its reputation.

At the strategic level, IFC has adopted the following risk appetite statements:

∎

Developmental Impact: IFC will maximize developmental impact by focusing on the World Bank Group’s twin goals of addressing extreme poverty and boosting shared prosperity, while maintaining financial sustainability and safeguarding its brand.

∎	Financial Sustainability: IFC will generate and maintain sufficient financial resources, conduct its business and manage risks consistent with standards implied by a triple-A rating.

∎

Safeguarding Reputation: In determining what engagement and activities to pursue, IFC will assess whether any potential adverse impact to its reputation is balanced by the potential development impact.

From a financial sustainability perspective, the capital required to maintain a triple-A rating is assessed using an economic capital framework, which is the foundation of financial risk management at IFC. Economic capital acts as a “common currency of risk” across the organization, providing IFC with an objective, quantifiable measure of risk that can be applied consistently across business lines, products, regions and sectors. IFC holds economic capital for credit, market and operational risks. The main measure of capital adequacy is DSC, which is the capital available to support future commitments, over and above the current portfolio.

IFC operates under a number of key financial policies approved by its Board of Directors, as detailed below:

∎

Capital Adequacy Policy - IFC is required to maintain a minimum level of total resources (including paid-in capital, total loss reserves and retained earnings, net of designations) equal to total potential losses for all on- and off-balance sheet exposures estimated at levels consistent with maintaining a triple-A rating.

∎	Leverage Policy - IFC’s outstanding debt plus guarantees held must not exceed four times its net worth.

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Management’s Discussion and Analysis

∎

Overall Liquidity Policy - Minimum liquidity (liquid assets plus undrawn borrowing commitments from IBRD) must be sufficient at all times to cover at least 45% of IFC’s estimated net cash requirements for the next three years.

∎

Matched Funding Policy - Loans are funded with liabilities that have similar characteristics in terms of interest rate basis, currency, and duration, except for new products, approved by the Board of Directors, involving asset-liability mismatches.

In order to safeguard its reputation, IFC pays close attention to potential adverse reputational impact, as negative perceptions of stakeholders or the general public may adversely impact its ability to carry out business effectively. In determining which engagements and activities to pursue, IFC assesses whether any potential adverse impact to its reputation is balanced by the potential development impact and financial returns.

One of the key tools used by IFC for managing reputational impact is effective communication. Communication activities are coordinated by the WBG’s External and Corporate Relations Vice Presidency. This unit provides advice on strategic and crisis communications for managing potential and actual reputational impacts at both the corporate and project levels, throughout the project life cycle. It is also responsible for external and internal communications, campaigns, civil society engagement, brand marketing, and web, social, and other media. It collaborates across IFC and with the other WBG entities to develop and implement effective communications strategies that strengthen the IFC brand.

TREASURY RISK MANAGEMENT

Treasury risks are managed through a two-tier risk framework: (1) a comprehensive policy framework and (2) an economic capital limit for treasury activities. The policy framework is based on four principles:

∎	Investment in high quality assets;
∎	Diversification via position size/concentration limits;
∎	Tight limits on market risks (credit spread, interest rate and foreign exchange risk);
∎	Proactive portfolio surveillance.

In line with the changes that are occurring in the global financial markets, IFC has enhanced its Treasury risk management framework in FY17. Some of the key initiatives included: strengthening the funding review and approval process, enhancements to its model risk framework, signing additional bilateral collateral exchanges with derivatives counterparties; and further enhancements to IFC’s economic capital calculation methodology.

CREDIT RISK MANAGEMENT

DEFINITION AND SCOPE OF CREDIT RISK

IFC defines credit risk as the risk of loss of principal or loss of an expected financial return due to credit events such as a default or downgrade in credit ratings or any other failure to meet a contractual obligation that results in financial loss. IFC is exposed to credit risk in its loan portfolio and in the form of counterparty credit risk in its Treasury portfolios.

INVESTMENT OPERATIONS

Credit risk in investment projects is actively managed throughout the project life cycle. Investment teams are responsible for gathering the necessary information from the client to verify the financial viability of the project, and for assigning a credit rating (CR) at defined stages in the project approval process. The CR, the investment size and the product type determine the authority level required for transaction approval. All projects are subject to independent credit assessment by a credit officer within the independent risk oversight function and who participates in the project approval process. Projects are approved with reference to a number of operational and prudential limits approved by the Corporate Risk Committee, including limits related to single project or client exposure, single country exposure, and sector concentration; these are detailed below:

∎

IFC’s total exposure to a country, for the purpose of setting exposure limits, is measured as the amount of economic capital required to support its investment portfolio in that country. Exposure limits are set for each country based on the size of its economy and its risk rating. Sub-limits apply for certain sector exposures within a country.

∎	IFC’s total exposure to a single client or client group may not exceed stipulated economic capital and nominal limits based on the CR for the client.

∎	Individual Investment Limits are applied at the individual project or client level to prevent excessive concentrations.

∎	Preferential debt exposure to a country is limited by reference to that country’s total medium and long-term external debt.

∎	IFC’s total equity and quasi-equity exposure (outstanding exposure net of impairments) shall not exceed IFC’s net worth.

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Management’s Discussion and Analysis

The quality of IFC’s investment projects is actively monitored after commitment. CRs are reviewed regularly for every project, and revised if required. In addition, an independent corporate portfolio team monitors and assesses the health of the portfolio, including stress testing of exposure to emerging risks. When projects get into difficulty, rapid response is the key to recovery. Seasoned professionals from IFC’s Department of Special Operations provide focused attention on portfolio projects that require more sophisticated workout and restructuring.

The credit risk of loans is quantified in terms of the probability of default, loss given default and exposure at risk. These risk parameters are used to determine risk-based economic capital for capital adequacy, capital allocation and internal risk management purposes, as well as for setting the general reserve against losses on loans and exposure limits. In FY17, IFC completed the implementation of a new Investment Risk Platform (IRP) as discussed in more detail in the Results of Operations – Provision for Losses on Loans, Guarantees and Other Receivables section.

TREASURY OPERATIONS

IFC manages its exposures to counterparties in its Treasury operations to mitigate potential losses from the failure by a counterparty to fulfill its contractual obligations. Conservative counterparty eligibility criteria are set by Authorizations from the Board of Directors and by Directives approved by IFC’s Corporate Risk Committee. Eligible counterparties are predominantly banks and financial institutions with high quality credit ratings issued by leading international credit rating agencies. Details of applicable financial policies and guidelines are given below:

∎	Counterparties are selected based on standard eligibility criteria, with a tenor limit for deposits and repurchase agreements.

∎

Counterparties for derivative instruments are generally restricted to banks and financial institutions with high quality credit ratings from leading international credit rating agencies; for the sole purpose of funding local currency loans, eligibility is extended to central banks and select local banks.

∎	Exposures to individual counterparties are subject to exposure limits. For derivatives, exposure is measured in terms of total potential future exposure based on replacement cost.

∎	IFC signs collateral agreements with counterparties that require the posting of collateral when net mark-to-market exposures exceed certain predetermined thresholds.

∎	For exchange-traded instruments, credit risk is limited by restricting transactions to a list of authorized exchanges, contracts and dealers, and by placing limits on IFC’s position in each contract.

FY17 CREDIT RISK COMMENTARY

INVESTMENT OPERATIONS

Selected indicators of credit risk exposure in IFC’s loan portfolio, together with the five-year trend of non-performing loans (NPLs), are given below:

Table 11: IFC Loan Portfolio Credit Risk Indicators

INDICATOR	June 30, 2017	June 30, 2016	Change

NPLs as % of the loan portfolio	5.4%	6.5%	Down 1.1%

Principal amount outstanding on NPLs	$1,522 million	$1,712 million	Down $190 million

Total reserves against losses on loans	$1,483 million	$1,775 million	Down $292 million

Total reserves against losses on loans as % of disbursed loan portfolio	6.1%	7.4%	Down 1.3%

Total reserves against losses on guarantees	$12 million	$23 million	Down $11 million

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Management’s Discussion and Analysis

Figure 6: NPLs as Percentage of Disbursed Loan Portfolio

Additional details are provided in Section VII – Results of Operations (Provision for Losses on Loans, Guarantees and Other Receivables).

TREASURY OPERATIONS

Treasury operations counterparties remain well diversified by sector and geography. In accordance with its agreements with counterparties, at June 30, 2017, IFC held $334 million in cash and $197 million in securities as collateral for changes in mark-to-market exposures on open trades ($305 million in cash and $415 million in securities – June 30, 2016).

MARKET RISK MANAGEMENT

DEFINITION AND SCOPE OF MARKET RISK

Market risk is the risk of losses in positions arising from movements in market prices. IFC’s exposure to market risk is largely mitigated by its matched funding policy, whereby it uses derivative instruments to convert loans funded from market borrowings, and the market borrowings themselves, into floating rate US dollar assets and liabilities with similar duration. Similarly, market risk resulting from derivative transactions with clients, to facilitate clients’ risk management, is typically mitigated by entering into offsetting positions with highly rated market counterparties. IFC’s residual exposure to market risk arises primarily from its listed and unlisted equity investments in emerging markets, from its Treasury liquid asset portfolios, and also from its aggregate asset and liability management positions.

EQUITY INVESTMENTS

The risk of loss in value of IFC’s emerging markets equity investments is mitigated primarily by applying the same limits framework, decision making process and portfolio management methods as described above for its lending operations. IFC has a long time horizon for its equity investments and accepts short term price volatility of these investments, which can be significant.

LIQUID ASSET PORTFOLIOS

Market risk in IFC’s liquid assets portfolios is managed to the chosen risk profile of the respective portfolio benchmarks, using derivative and other financial instruments such as over-the-counter foreign exchange forward agreements, interest rate and currency swaps, and exchange-traded interest rate futures and options. Overall market risk exposure is also subject to daily monitoring, based on Directives approved by the Corporate Risk Committee, which limit interest rate and spread risk, foreign exchange exposure and value-at-risk.

ASSET-LIABILITY MANAGEMENT

While IFC’s matched-funding policy mitigates most currency and interest rate risk, IFC is still exposed to residual market risks in the market borrowings-funded portion of the balance sheet. Residual currency risk arises from factors such as changes in the level of reserves for losses on non-US dollar loans. The aggregate position in each lending currency is monitored on a daily basis and the risk is managed within a range of +/- $5 million equivalent in each currency. Residual interest rate risk may arise from differing interest rate reset dates on assets and liabilities, or from assets that are fully match-funded at inception, but become mismatched over time due to write-downs, prepayments, or rescheduling. The residual interest rate risk is managed by measuring the sensitivity of the present value of assets and liabilities in each currency to a one basis point change in interest rates and managing exposures on a daily basis to within a potential change in value of +/- $50,000.

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Management’s Discussion and Analysis

FY17 MARKET RISK COMMENTARY

LIQUID ASSET PORTFOLIOS

IFC’s liquid asset portfolios have minimal interest rate risk due to short-tenor benchmarks and because deviations from those benchmarks are small. The overall level of risk in IFC’s Treasury operations reduced between FY16 and FY17 due to lower credit spread exposure. In addition, the liquid asset portfolios reduced risk exposure to more capital intensive sectors such as securitized products and increased risk exposure to less capital intensive sectors such as covered bonds. Interest rate, foreign exchange, and spread risks are all controlled on a daily basis using a system of limits that remained in compliance during FY17.

EQUITY INVESTMENTS

Emerging market equities performed well during the second half of FY17, while being relatively unchanged during the first half of the year, rising 24% over FY16 and outperforming developed markets. The increase in valuations was driven by lowered expectations of dollar appreciation and the perceived relative undervaluation of emerging markets compared to U.S. equities. Commodity prices fluctuated during FY17 and fell during the second half, decoupling from the strength in emerging market assets overall. The U.S. dollar rose after the U.S. election but since then gave up those gains, though there were substantial devaluations in some countries, including Turkey and Egypt. While investors increased investments into emerging markets as upward momentum increased, this trend may reverse as the U.S. Federal Reserve tightening gets further underway. Given IFC’s large equity portfolio and its high volatility, IFC expects more moderate growth in the equity portfolio going forward, including enhanced selectivity on new investments. IFC continues to focus on active management of its portfolio through close monitoring, portfolio reviews and oversight. Active management enabled the Corporation to continue its judicious divestitures in FY17 and take advantage of market opportunities to generate significant realized gains from its mature exposures.

LIQUIDITY RISK MANAGEMENT

IFC defines liquidity risk as the risk of a financial loss arising from the inability to liquidate financial assets or to raise additional funds in the expected time frame to meet contractual obligations. IFC faces liquidity risk in its core development finance activities because its investments are predominantly illiquid in nature, due to the lack of capital flows, the infrequency of transactions, and the lack of price transparency in many emerging markets. To offset this risk, IFC maintains substantial liquid asset portfolios funded by market borrowings.

LIQUID ASSET PORTFOLIOS

Liquidity risk in the liquid asset portfolios is addressed by strict eligibility criteria defined in Directives approved by the Corporate Risk Committee. Examples include minimum sizes for bond issuances, and limits on single bond issue concentration and on the percentage of total bond issuance held by IFC. Consequently, a significant portion of the liquid asset portfolio is invested in highly liquid securities such as high quality sovereign, sovereign-guaranteed, and supranational fixed income instruments, and in short term investments such as money market mutual funds. IFC expects to continue to be able to realize these assets as needed to meet its cash requirements, even in a liquidity crisis.

FUNDING

IFC’s funding operations ensure that IFC has the funds it needs for its lending operations, and that it has sufficient liquidity to safeguard its triple-A rating and fulfill IFC’s counter-cyclical role. IFC is able to access a variety of funding markets, including the US dollar benchmark market, the Australian dollar market as well as private placement and retail markets. IFC’s discount note program complements IFC’s traditional funding sources by providing swift access to funded liquidity. IFC’s triple-A rating is critical to the Corporation’s ability to maintain its low cost of funds. Regular issuance in a variety of markets serves to sustain investor confidence and maintain a diversified investor base. IFC continues to enjoy one of the lowest funding costs of any multilateral development bank.

FY17 LIQUIDITY RISK COMMENTARY

On June 30, 2017, IFC’s liquid asset portfolios totaled $39.2 billion (June 30, 2016—$41.4 billion). The Corporation’s overall liquidity coverage ratio as a percentage of next three years’ estimated net cash needs stood at 82%, above the minimum requirement of 45%. During FY17, IFC raised $15.4 billion in market borrowings, net of derivatives (FY16—$14.3 billion). The outstanding balance under the Discount Note Program at June 30, 2017 was $2.7 billion (June 30, 2016—$1.8 billion). In FY17, better market conditions as well as broader access to a variety of funding sources led to an improvement in IFC’s funding costs vs US dollar 6 month Libor when compared with FY16.

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Management’s Discussion and Analysis

OPERATIONAL RISK MANAGEMENT

Consistent with the Basel Framework, IFC defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events.

IFC’s Operational Risk Management (ORM) program is based on a Directive approved by the Corporate Risk Committee. This directive establishes the approach and roles and responsibilities for operational risk management in the Corporation. IFC’s ORM approach is designed to ensure that operational risks are identified, assessed, and managed so as to minimize potential adverse impacts, and to enable senior management to determine which risks IFC will accept, mitigate or transfer. IFC seeks to mitigate key risks by maintaining a comprehensive set of processes and internal controls.

IFC utilizes risk transfer mechanisms, including insurance, at both the project and the institutional levels for mitigation of low frequency and high severity operational risks. At both levels, IFC identifies and evaluates risks, determines available contractual transfer and insurance options, implements the optimal structure, and tracks its effectiveness over time. IFC also insures its corporate assets and operations against catastrophic losses where commercially viable.

FY17 OPERATIONAL RISK COMMENTARY

IFC continues to develop and implement enhanced methodologies to identify, measure, monitor and manage material operational risks in its key activities. IFC adopted an enterprise-level approach to assess operational risks in FY15 and has continued to develop this approach.

IFC therefore assesses operational risks in the processes that support IFC’s key business pillars, namely, equity, debt, and treasury products, as well as advisory services. IFC also continues to focus on its preparedness to react to significant events that could disrupt its normal operations through the Business Continuity Management program, which covers critical business processes across all IFC offices.

As with many of our peer institutions, IFC is facing an increasingly challenging cyber risk environment. Cyber and associated technology risks include a more active threat environment, enhancing preparedness for data incident response and resilience, and more demanding compliance expectations.

Among the key risk management concerns implicated are (a) increased reliance on third party vendors; (b) heightened privacy and confidential information requirements; and (c) heightened cyber risk governance expectations overall, including effective information governance, and integration of cyber risk management into enterprise-level ORM.

None of these issues is unique to IFC specifically, or even international financial institutions generally, but represent key emerging sources of financial and reputational impacts going forward.

BUSINESS RISK MANAGEMENT

DEFINITION AND SCOPE OF BUSINESS RISK

Business risk is risk that is specific to IFC given its mission and strategy and that is not covered by other risk dimensions. It has the following components, which are described in the paragraphs below together with the specific risk mitigation measures that are adopted: environment and social; corporate governance; integrity; conflict of interest; and external financing.

ENVIRONMENT AND SOCIAL RISK

Environment and social (E&S) risk is the risk that IFC does not effectively engage and influence clients to fulfill the requirements of the Performance Standards on Environmental and Social Sustainability, potentially causing harm to people or the environment. The Performance Standards form part of IFC’s Sustainability Framework, articulating the Corporation’s strategic commitment to sustainable development:

∎

The Performance Standards guide clients on sustainable business practices, including continually identifying and managing risks through: analytical work such as environmental and social assessments; stakeholder engagement; and client disclosure obligations in relation to project-level activities.

∎	The Policy on Environmental and Social Sustainability describes IFC’s commitments, roles and responsibilities in relation to environmental and social sustainability.

∎	IFC’s Access to Information Policy reflects the Corporation’s commitment to transparency and good governance and outlines institutional disclosure obligations.

IFC uses the Sustainability Framework along with other strategies, policies and initiatives to focus business activities on achieving the Corporation’s development objectives. All project teams are required to record expectations of development outcomes with time-bound targets using standard indicators. These indicators are tracked and performance is rated on an annual basis for the duration of every project.

Figure 7 on page 32 shows the historic Environmental and Social Risk Rating (ESRR) distribution by fiscal year. This distribution depicts a broad E&S risk profile of our portfolio. There was a measurable improvement in the last three fiscal years.

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Management’s Discussion and Analysis

CLIENT CORPORATE GOVERNANCE RISK

Corporate governance risk is the risk that IFC’s clients have inefficient or ineffective corporate governance practices, leading to adverse reputational or financial impact on IFC. IFC manages corporate governance risk primarily by conducting a structured evaluation of every new investment project, covering the following five areas:

∎	Effectiveness of the Board of Directors;

∎	Sufficiency of internal controls, audit, risk management and compliance;

∎	Adequacy of financial disclosure;

∎	Adequacy of shareholders’ rights; and

∎	Demonstration of the client’s commitment to implement high quality corporate governance policies and practices.

The findings from these assessments are taken into account in the decision on whether to proceed with the project.

INTEGRITY RISK

Integrity risk is the risk of engaging with external institutions or persons whose background or activities may have adverse reputational and/or financial impact on IFC. IFC works with a wide range of partners in both Investment Operations and Advisory Services, from multi-national to small companies, and from government institutions to Non-Governmental Organizations. Thus, each transaction or service opportunity presents unique integrity risks, affected by different factors, including the structure and duration of the engagement. IFC has defined procedures for conducting Integrity Due Diligence and these are used to:

∎	Uncover integrity risk issues related to a prospective project or engagement and the institutions and persons involved;

∎	Evaluate and assess integrity risks, including deciding on how to mitigate and whether to accept the risks, and determining next steps, which may include IFC senior management and Board approval;

∎	Document results and appropriately classify documentation; and

∎	Monitor integrity risks and update documentation throughout the life of the project or engagement.

OPERATIONAL CONFLICT OF INTEREST RISK

Operational conflict of interests can arise when IFC acts in the interests of more than one party, where the interests of those parties might be, or might be perceived to be, inconsistent. Given the nature and scope of products and services that IFC provides to its clients in furtherance of its development mandate, and the different roles played by other World Bank Group entities, actual or perceived operational conflicts of interest can arise in the normal course of its activities. IFC recognizes that adverse legal, reputational, client relationship and other implications may arise if such conflicts are not managed. IFC has implemented policies and procedures to manage these risks.

EXTERNAL FINANCING RISK

As well as using its own resources to invest in and provide advice to clients, IFC raises additional funds from public and private sector investors, lenders and donors through several different mechanisms. External financing risk is the risk that when entrusted with oversight of such funds, IFC does not act in the best interests of the third parties involved.

To mitigate this risk, IFC works within agreed frameworks which establish IFC’s responsibilities and obligations with respect to the third parties. For example, where financing to clients is mobilized through B Loans or the MCPP, the specialized Syndications Department follows defined processes to identify co-financiers, advise on structuring, and monitor compliance with investment agreements. In some cases, financing from third parties, including donors, is administered through trust funds. A separate unit within IFC follows predefined procedures for clearing all IFC trust fund proposals and agreements and overseeing IFC’s trust fund portfolio. Finally, AMC, a wholly-owned subsidiary, provides for an independent governance process making decisions for the benefit of investors in funds managed by AMC.

FY17 BUSINESS RISK COMMENTARY

Focused supervision efforts in the last three fiscal years have improved the E&S risk profile of IFC’s investment portfolio by reducing the number of poor performing projects, defined as a historical environmental and social risk rating (ESRR) of 3 and 4. The ESRR evaluates a client’s management of E&S risks and avoidance and control of adverse outcomes.

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Management’s Discussion and Analysis

Figure 7: Environment and Social Risk Rating distribution

ESRR distribution scale: 1) Excellent, 2) Satisfactory, 3) Partly Unsatisfactory, 4) Unsatisfactory. The score is calculated at appraisal as a baseline, and is then updated after each supervision activity.

During FY17, IFC’s centralized Business Risk and Compliance Department (CBR) enhanced and expanded IFC’s approach to addressing non-financial risks relating to IFC’s operational, advisory and corporate functions, in particular integrity (to include areas such as anti-money laundering/combating the financing of terrorism (AML/CFT), economic sanctions, and World Bank Group sanctions and debarment); use of offshore financial centers and tax behaviors and practices; market conduct and mobilization of third party capital; material non-public information (MNPI); operational conflicts of interest; data access and controls; and nominee directorship compliance matters. CBR sets business standards related to and assists business and project teams in the management of such risks.

VI.	CRITICAL ACCOUNTING POLICIES

Note A to IFC’s FY17 Consolidated Financial Statements contain a summary of IFC’s significant accounting policies, including a discussion of recently adopted accounting standards and accounting and financial reporting developments. Certain of these policies are considered to be “critical” to the portrayal of IFC’s financial condition and results of operations, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain.

These policies include:

∎	Determining the level of reserves against losses in the loan portfolio;

∎

Determining the level and nature of impairment for equity investments and debt securities carried at fair value with changes in fair value being reported in other comprehensive income (OCI) and for equity investments accounted for at cost less impairment (where impairment is determined with reference to fair value);

∎	Determining the fair value of certain equity investments, debt securities, loans, liquid assets, borrowings and derivatives, which have no quoted market prices and are accounted for at fair value; and

∎

Determining the future pension and postretirement benefit costs and obligations using actuarial assumptions based on financial market interest rates, past experience, and management’s best estimate of future benefit cost changes and economic conditions.

Many of IFC’s financial instruments are classified in accordance with the fair value hierarchy established by accounting standards for fair value measurements and disclosures where the fair value and/or impairment is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable.

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Management’s Discussion and Analysis

RESERVE AGAINST LOSSES ON LOANS

IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan’s contractual terms. The reserve against losses for impaired loans reflects management’s judgment of the present value of expected future cash flows discounted at the loan’s effective interest rate. The reserve against losses for loans also includes an estimate of probable losses on loans inherent in the portfolio but not specifically identifiable. The reserve is established through periodic charges to income in the form of a provision for losses on loans. Loans written off, as well as any subsequent recoveries, are recorded through the reserve.

The assessment of the adequacy of reserves against losses for loans is highly dependent on management’s judgment about factors such as its assessment of the financial capacity of borrowers, geographical concentration, industry, regional and macroeconomic conditions, and historical trends. Due to the inherent limitation of any particular estimation technique, management utilizes a capital pricing and risk framework to estimate the probable losses on loans inherent in the portfolio but not specifically identifiable. This Board of Directors-approved framework uses actual loan loss history and aligns the loan loss provisioning framework with IFC’s capital adequacy framework.

The reserve against losses on loans is separately reported in the consolidated balance sheet as a reduction of IFC’s total loans. Increases or decreases in the reserve level are reported in the income statement as provision for losses or release of provision for losses on loans, and guarantees. The reserve against losses on loans relates only to the Investment services segment of IFC (see Note S to the FY17 Consolidated Financial Statements for further discussion of IFC’s business segments).

OTHER-THAN-TEMPORARY IMPAIRMENTS ON EQUITY INVESTMENTS AND DEBT SECURITIES

IFC assesses all equity investments accounted for at fair value through OCI and all equity investments accounted for at cost less impairment for impairment each quarter. When impairment is identified and is deemed to be other-than-temporary, the equity investment is written down to its impaired value, which becomes the new cost basis in the equity investment. IFC generally presumes that all equity impairments are deemed to be other-than-temporary. Impairment losses on equity investments accounted for at cost less impairment are not reversed for subsequent recoveries in value of the equity investment until it is sold. Recoveries in value on equity investments accounted for at fair value through OCI that have been the subject of an other-than-temporary impairments are reported in OCI until sold.

IFC assesses all debt security investments accounted for at fair value through OCI for impairment each quarter. When impairment is identified, the entire impairment is recognized in net income if certain conditions are met (as detailed in Note A to IFC’s FY17 Consolidated Financial Statements). However, if IFC does not intend to sell the debt security and it is not more likely than not that IFC will be required to sell the security, but the security has suffered a credit loss, the credit-related impairment loss is recognized in net income and the non-credit related loss is recognized in OCI.

VALUATION OF FINANCIAL INSTRUMENTS WITH NO QUOTED MARKET PRICES

IFC reports at fair value all of its derivative instruments, all of its liquid asset trading securities and certain borrowings, loans, equity investments and debt securities. In addition, various investment agreements contain embedded or stand-alone derivatives that, for accounting purposes, are separately accounted as either derivative assets or liabilities, including puts, caps, floors, and forwards. IFC classifies all financial instruments accounted for at fair value based on the fair value hierarchy established by accounting standards for fair value measurements and disclosures as described in more detail in Notes A and R to IFC’s FY17 Consolidated Financial Statements.

Many of IFC’s financial instruments accounted for at fair value are valued based on unadjusted quoted market prices or using models where the significant assumptions and inputs are market-observable. The fair values of financial instruments valued using models where the significant assumptions and inputs are not market-observable are generally estimated using complex pricing models of the net present value of estimated future cash flows. Management makes numerous assumptions in developing pricing models, including an assessment about the counterparty’s financial position and prospects, the appropriate discount rates, interest rates, and related volatility and expected movement in foreign currency exchange rates. Changes in assumptions could have a significant impact on the amounts reported as assets and liabilities and the related unrealized gains and losses reported in the income statement and statement of OCI. The fair value computations affect both the Investment services and Treasury segments of IFC (see Note S to the FY17 Consolidated Financial Statements for further discussion of IFC’s business segments).

PENSION AND OTHER POSTRETIREMENT BENEFITS

IFC participates, along with IBRD and MIGA, in pension and postretirement benefit plans that cover substantially all of their staff members. All costs, assets and liabilities associated with the plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. The underlying actuarial assumptions used to determine the projected benefit obligations, the fair value of plan assets and the funded status associated with these plans are based on financial market interest rates, past experience, and management’s best estimate of future benefit cost changes and economic conditions. For further details, please refer to Note V to the FY17 Consolidated Financial Statements.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

VII.	RESULTS OF OPERATIONS

OVERVIEW

The overall market environment has a significant influence on IFC’s financial performance. The main elements of IFC’s net income (loss) and comprehensive income (loss) and influences on the level and variability of net income and comprehensive income (loss) from year to year are:

Table 12: Main Elements of Net Income (Loss) and Comprehensive Income (Loss)

ELEMENTS	SIGNIFICANT INFLUENCES

Net income:
Yield on interest earning assets

Market conditions including spread levels and degree of competition. Nonaccruals and recoveries of interest on loans formerly in nonaccrual status and income from participation notes on individual loans are also included in income from loans.

Liquid asset income

Realized and unrealized gains and losses on the liquid asset portfolios, which are driven by external factors such as: the interest rate environment and liquidity of certain asset classes within the liquid asset portfolio.

Income from the equity investment portfolio

Global climate for emerging markets equities, fluctuations in currency and commodity markets and company-specific performance for equity investments. Performance of the equity portfolio (principally realized capital gains, dividends, equity impairments, gains on non-monetary exchanges and unrealized gains and losses on equity investments).

Provisions for losses on loans and guarantees	Risk assessment of borrowers and probability of default and loss given default.
Other income and expenses

Level of advisory services provided by IFC to its clients, the level of expense from the staff retirement and other benefits plans, and the approved and actual administrative expenses and other budgets.

Gains and losses on other non-trading financial instruments accounted for at fair value

Principally, differences between changes in fair values of borrowings, including IFC’s credit spread, and associated derivative instruments and unrealized gains or losses associated with the investment portfolio including puts, warrants and stock options which in part are dependent on the global climate for emerging markets. These securities are valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.

Grants to IDA	Level of the Board of Governors-approved grants to IDA.
Other comprehensive income (loss):
Unrealized gains and losses on listed equity investments and debt securities accounted for as available-for-sale

Global climate for emerging markets equities, fluctuations in currency and commodity markets and company-specific performance. Such equity investments are valued using unadjusted quoted market prices and debt securities are valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.

Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans

Returns on pension plan assets and the key assumptions that underlay projected benefit obligations, including financial market interest rates, staff expenses, past experience, and management’s best estimate of future benefit cost changes and economic conditions.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

IFC’s net income (loss) for each of the past five fiscal years ended June 30, 2017 is presented below (US$ millions):

Figure 8: IFC’s Net Income (Loss), Fiscal Years 2013-2017

The following paragraphs detail significant variances between FY17 vs FY16 and FY16 vs FY15, covering the periods included in IFC’s FY17 Consolidated Financial Statements.

FY17 VERSUS FY16

NET INCOME

IFC has reported income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interest of $1,129 million in FY17, as compared to $500 million in FY16.

Table 13: Change in Net Income FY17 vs FY16 (US$ millions)	Increase (decrease) FY17 vs FY16
Higher income from liquid asset trading activities	$413
Lower provisions for losses on loans, guarantees and other receivables	273
Higher income from loans and guarantees, realized gains and losses on loans and associated derivatives	172
Lower unrealized losses on equity investments and associated derivatives, net	171
Higher debt securities income (excluding impairments)	162
Lower other-than-temporary impairments on equity investments and debt securities	154
Higher expenses from pension and other postretirement benefit plans	(108)
Higher foreign currency transaction losses on non-trading activities	(142)
Lower realized gains on equity investments and associated derivatives, net	(144)
Higher charges on borrowings	(303)
Other, net	(19)
Change in income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interests	$629

	FY17	FY16
Income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interests	$1,129	$500
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	394	(204)
Income before grants to IDA	1,523	296
Grants to IDA	(101)	(330)
Net Income (loss)	1,422	(34)
Net (gains) losses attributable to non-controlling interests	(4)	1
Net Income (Loss) attributable to IFC	$1,418	$(33)

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

A more detailed analysis of the components of IFC’s net income follows.

INCOME FROM LOANS AND GUARANTEES, INCLUDING REALIZED GAINS AND LOSSES ON LOANS AND ASSOCIATED DERIVATIVES

IFC’s primary interest earning asset is its loan portfolio. Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for FY17 totaled $1,298 million, compared with $1,126 million in FY16, an increase of $172 million.

The disbursed loan portfolio increased by $300 million from $23,910 million at June 30, 2016 to $24,210 million at June 30, 2017. The increase in the loan portfolio is generally due to new disbursements exceeding repayments ($779 million in FY17) partially offset by the reduction in loans outstanding due to write-offs ($417 million in FY17). The remainder of the change is primarily due to conversions from loans to equity investments.

Table 14: FY17 Change in Income from Loans and guarantees, including Realized Gains and Losses on Loans and Associated Derivatives (US$ millions)

Income from loans and guarantees, including realized gains and losses on loans and associated derivatives in FY16	$1,126
Increase due to increase in loan portfolio and interest rate environment	72
Increase due to higher recognition of deferred interest	55
Increase due to lower amount of interest reversed on non-accruing loans, net	43
Increase due to higher income from participation notes and other income	48
Decrease due to higher realized losses on loans	(35)
Decrease due to lower commitment and financial fees	(11)
Change in Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$172
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives in FY17	$1,298

The increase in interest rates during FY17, including the US$ six-month LIBOR which increased from 0.92% at June 30, 2016 to 1.45% at June 30, 2017, was a key driver of the higher loan income in FY17 compared to FY16. The weighted average contractual interest rate on loans at June 30, 2017 was 5.4%, up from 5.1% June 30, 2016.

The increase in the recognition of deferred interest is primarily due to $67 million of previously capitalized and deferred interest that was recognized in FY17 Q1 as a result of a full prepayment of a $127 million loan.

The increase in realized losses is primarily due to a $30 million write-off of a loan accounted for under the fair value option reported in FY17 Q2.

INCOME FROM EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES

Income from the equity investment portfolio, including associated derivatives, increased by $189 million from $518 million in FY16 to $707 million in FY17.

IFC sells equity investments where IFC’s developmental role is complete, where pre-determined sales trigger levels have been met, and where applicable, lock ups have expired. Gains on equity investments and associated derivatives comprise realized and unrealized gains.

IFC recognized realized gains on equity investments and associated derivatives in the form of cash and non-monetary considerations for FY17 of $1,073 million, as compared with $1,217 million for FY16, a decrease of $144 million. Realized gains on equity investments and associated derivatives are concentrated in a small number of investments. In FY17, there were sixteen investments that generated individual capital gains in excess of $20 million for a total of $674 million, or 63%, of the FY17 realized gains, compared to thirteen investments that generated individual capital gains in excess of $20 million for a total of $856 million, or 70%, of the FY16 realized gains.

Dividend income in FY17 totaled $244 million, as compared with $241 million in FY16. Dividend income in FY17 included returns from three unincorporated joint venture (UJVs) in the oil, gas and mining sectors accounted for under the cost recovery method, which totaled $11 million, as compared with $11 million from two such UJVs in FY16. One investee generated dividends of $58 million in FY17.

Other-than-temporary impairments on equity investments totaled $581 million in FY17 ($216 million on equity investments accounted for as available-for-sale; and $365 million on equity investments accounted for at cost less impairment), as compared with $744 million in FY16 ($360 million on equity investments accounted for as available-for-sale; and $384 million on equity investments accounted for at cost less impairment), a decrease of $163 million. Other-than-temporary impairments on equity investments in FY17 reflected the economic downturn in certain countries in South Asia, East Asia and the Pacific, Middle East and North Africa, and Latin America and the Caribbean regions. In FY17, seven investments generated individual other-than-temporary impairments in excess of $20 million for a total of $267 million. In FY16, six investment generated an individual other-than-temporary impairment in excess of $20 million for a total of $173 million.

Net unrealized losses on equity investments and associated derivatives totaled $33 million (Net unrealized losses of $204 million in FY16) reflecting the realization of gains and overall improvement in the macro environment for emerging market equities.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

INCOME FROM DEBT SECURITIES AND REALIZED GAINS AND LOSSES ON DEBT SECURITIES AND ASSOCIATED DERIVATIVES

Income from debt securities and realized gains and losses on debt securities and associated derivatives increased to $282 million in FY17 from $129 million in FY16. The largest changes were higher realized gains on debt securities and associated derivatives of $114 million, higher interest income of $53 million, partially offset by higher other-than-temporary impairments of $9 million in FY17 when compared with FY16. One investment generated a $102 million realized gain from a debt security to equity conversion in FY17 Q4 and overall higher average balances was the other main cause for the increase.

PROVISION FOR LOSSES ON LOANS, GUARANTEES AND OTHER RECEIVABLES

The quality of the loan portfolio, as measured by the weighted average country risk ratings and the weighted average credit ratings, experienced some marginal improvement in FY17. NPLs decreased by $190 million, from $1,712 million of the disbursed loan portfolio at June 30, 2016 to $1,522 million9 at June 30, 2017. The decrease of $190 million was comprised of $508 million of loans and loan-like debt securities being placed in NPL status, $239 million being removed from NPL status due to positive developments such as repayments, prepayments and improvements resulting in moving to performing status, $468 million being removed from NPL status due to write-offs and other changes of $9 million. In FY17, fifteen loans greater than $10 million, and totaling $451 million, were placed in NPL status.

IFC recorded a net provision for losses on loans, guarantees and other receivables of $86 million in FY17 ($268 million of specific provisions on loans partially offset by $171 million release of portfolio provisions on loans and an $11 million release of provision on guarantees) as compared to a provision of $359 million in FY16 ($319 million of specific provisions for losses on loans; $36 million of portfolio provisions for losses on loans; and a net $4 million of provision for losses on guarantees and other receivables). Adverse project-specific developments on ten loans comprised 81% of the specific provision for losses on loans in FY17 (excluding release of provisions and recoveries).

In FY17, IFC completed the implementation of IRP, which replaced IFC’s previous credit risk rating system and economic capital engine. The new rating system better aligns IFC’s practice to internationally recognized standards, where appropriate, given IFC’s portfolio and IRP allows for easier comparison between external ratings and IFC’s internal ratings. More granular ratings are expected to lead to better differentiation and a better understanding of client credit standing which will allow for more focus on those credits that most warrant scrutiny. The improved predictive power for probability of default and loss given default is also anticipated to lead to more informed investment decisions. As a result of implementing IRP, IFC reviewed its methodology for estimating the portfolio reserve against losses, in particular the estimation of the probability of default and loss given default. The $171 million release of portfolio provisions in FY17 includes a $156 million release of provision related to this change in estimate that was reported in FY17 Q3. The additional release of portfolio provisions of $15 million was largely due to the impact of unimpaired loans becoming impaired during FY17, which had a resulting negative impact on specific provisions.

At June 30, 2017, IFC’s total reserves against losses on loans were $1,483 million or 6.1% of the disbursed loan portfolio ($1,775 million; 7.4% at June 30, 2016), a decrease of $292 million from June 30, 2016. The decrease in reserves against losses on loans due to write-offs, net of recoveries of $415 million has been partially offset by provisions of $97 million, foreign exchange losses related to reserves held against non-U.S. dollar-denominated loans of $6 million and other adjustments of $20 million. In FY17, IFC actively exited a number of loans through settlement or sale or upon a recognition that the possibility of recovery was remote resulting in a significant amount of exits—23 loans exited NPL status in FY17 upon write-off.

Specific reserves against losses on loans at June 30, 2017 of $841 million ($965 million at June 30, 2016) are held against impaired loans of $1,675 million ($1,752 million at June 30, 2016), a coverage ratio of 50% (55% at June 30, 2016).

INCOME FROM LIQUID ASSET TRADING ACTIVITIES

The liquid assets portfolio, net of derivatives and securities lending activities, decreased by $2.2 billion from $41.4 billion at June 30, 2016, to $39.2 billion at June 30, 2017. Gross income from liquid asset trading activities totaled $917 million in FY17 compared to $504 million in FY16, an increase of $413 million. The increase in gross income was primarily attributable to an increase in the performance of liquid assets net of benchmarks and, to a lesser extent, the increase in money-market rates and short-term U.S. Treasury yields. The related increase in LIBOR resets will also be reflected in an increased funding cost (charges on borrowings) of the Corporation.

Interest income in FY17 totaled $582 million, compared to $561 million in FY16. Holdings in products other than ABS and MBS, including US Treasuries, global government bonds, high quality corporate bonds and derivatives generated $285 million of gains in FY17. The portfolio of ABS and MBS experienced fair value gains totaling $50 million in FY17, for a total gain of $335 million (realized and unrealized). This compares to a total loss (realized and unrealized) of $57 million in FY16.

In FY17, the liquid assets portfolios outperformed their benchmarks by $408 million. FY17 began in the wake of the “BREXIT” vote, which had raised risk premia across the developed markets and dampened returns at the very end of FY16. The rebound in asset prices as the market

9 Includes $101 million reported as debt securities on the Balance Sheet as of June 30, 2017 ($66 million - June 30, 2016).

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

adapted to the news of the result was tremendous. In fact, certain U.K. securities not only recaptured their FY16 mark-to-market losses but generated gains in excess of those losses. Increasing clarity around the rating actions impacting U.S. student loan securities also contributed to a recovery in assets that were negatively impacted in FY16. In addition, improving economic growth across much of the world, especially during the first half of FY17 contributed to tighter credit spreads. Tighter credit spreads contributed to a strong performance for the Funded Liquidity portfolios. The Corporation reduced its exposure to credit spreads over the course of FY17 and increased its exposure to deposits and money-market instruments. Liquid asset holdings remain well diversified both geographically and across the eligible sectors of the eligible interest-bearing investment universe.

Stable U.S. economic growth, an improving labor market, and an increase in the pace of inflation, at least in the first half of FY17, allowed the U.S. Federal Reserve to raise the range for its benchmark overnight rate for a second time in December and two more times in the second half of FY17. This resulted in negative returns for the Treasury Managed Portion of the Corporation’s net worth, which is invested in U.S. Treasuries. Interest rates rose significantly across the yield curve led by the “belly”. The yield for the on-the-run 2-year U.S. Treasury rose 80 bps, the 5-year yield rose 89 bps, the 10-year yield rose 83 bps, and the 30-year yield rose 55 bps over the fiscal year. The Treasury Managed Portion of IFC’s net worth is benchmarked to the 1 to 3-year U.S. Treasury index. As a result the portfolio suffered a small loss as the income was not sufficient to offset the capital losses as yields rose. USD LIBOR-Swap yields rose more than U.S. Treasury yields, reversing some of the movement in FY16. With the yield spreads for the Corporation’s high-quality USD assets remaining stable relative to U.S. Treasuries, the spreads relative to the LIBOR-based benchmark narrowed, contributing to the performance of USD-denominated assets. The performance of non-USD liquid assets benefitted from a reduction in USD funding pressures, which resulted in less-negative cross-currency bases and adjustments in foreign-currency forward rates that contributed to returns.

During FY17 Q4, short-term US Treasury yields rose, while long-term yields declined. The US Federal Reserve tightened monetary policy in June despite weaker-than-expected inflation readings during the quarter. The S&P 500 equity index was up modestly over the quarter, and credit spreads narrowed, but at a slower pace. Option-implied volatilities remained at historically low levels. This resulted in positive excess returns for the high-quality securities in IFC’s Liquid Asset Portfolios. The IFC treasury managed portion of net worth gained $17 million during the quarter despite the increase in short-term interest rates. An increase in the size of the portfolio and the slow pace of increase in yields on 1 to 3-year Treasuries supported interest income, and this income was enhanced by the use of securities lending to make additional investments.

In FY17 and FY16, all internally managed liquid asset portfolios outperformed their respective benchmarks.

At June 30, 2017, trading securities with a fair value of $19 million are classified as Level 3 securities, which is 0.1% of total trading securities at fair value ($68 million—June 30, 2016).

CHARGES ON BORROWINGS

IFC’s charges on borrowings increased by $303 million, from $409 million in FY16 (net of $6 million gain on extinguishment of borrowings) to $712 million in FY17 (net of $2 million gain on extinguishment of borrowings), largely attributable to rising LIBOR rates and increased interest charges on the back of pricing in the SSA (Sovereigns, Supranational and Agency) market becoming more expensive due to USD swap curve tightening and widening borrowing spreads vs. LIBOR.

The weighted average cost of IFC’s borrowings outstanding from market sources, after the effects of borrowing-related derivatives, and excluding short-term borrowings from market and other sources, was 1.4% at June 30, 2017, an increase from 1.1% at June 30, 2016. The size of the borrowings portfolio (excluding the short-term borrowings), net of borrowing-related derivatives and before fair value adjustments, decreased by $1.9 billion during FY17 from $53.9 billion at June 30, 2016, to $52.0 billion at June 30, 2017.

OTHER INCOME

Other income of $528 million for FY17 was $27 million higher than in FY16 ($501 million). There were higher returns on the Post Employment Benefit Plan (PEBP) assets which are partly invested in global equities and reflected the improved market for equity investments in FY17 as compared to the same period in FY16. The decline in service fees from FY16 to FY17 was primarily due to a decrease in mobilization fees.

Other income also includes management and other fees from IFC’s consolidated subsidiary, AMC, of $79 million ($66 million in FY16) with the increase coming from increased number of funds and assets under management and income from Advisory Services, predominantly contributions from donors, of $277 million ($266 million in FY16). In FY17, income from advisory services comprised $229 million of donor funds utilized ($217 million - FY16) and $48 million of fees from clients and administrative fees from donors ($49 million - FY16).

OTHER EXPENSES

Administrative expenses (the principal component of other expenses) increased by $29 million from $933 million in FY16 to $962 million in FY17. The increase in FY17 is due to higher salary costs and higher variable expenses, primarily consultants and travel.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

Advisory services expenses totaled $327 million in FY17 ($308 million in FY16) with the increase from FY16 consistent with the increase in advisory services income.

IFC recorded expenses from pension and other postretirement benefit plans in FY17 of $293 million, compared with $185 million in FY16. This increase, based on the beginning of the year actuarial assumptions and calculations based on the funding status of the plans at FY16-end, was driven by higher service cost and lower interest costs, partially offset by higher expected returns on plan assets and higher amortization of unrecognized net actuarial losses resulting largely from the increase in the discount rates used to determine the projected benefit obligation.

FOREIGN CURRENCY TRANSACTION GAINS AND LOSSES ON NON-TRADING ACTIVITIES

Foreign currency transaction losses reported in net income in FY17 totaled $188 million (losses of $46 million—FY16). Foreign currency transaction gains on debt securities accounted for as available-for-sale in the amount of $64 million in FY17 (losses of $49 million - FY16) are reported in Other Comprehensive Income, while gains and losses on the derivatives economically hedging such debt securities are reported in net income.

Largely due to IFC having a small population of unhedged non-U.S. dollar-denominated loans and debt securities and the U.S. dollar strengthening against such currencies, IFC has recorded overall foreign exchange related losses in a combination of Net Income and Other Comprehensive Income of $124 million in FY17 (losses of $95 million - FY16).

NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS

As discussed in more detail in Note A to IFC’s FY17 Consolidated Financial Statements, IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) all market borrowings that are economically hedged with financial instruments that are accounted for at fair value with changes therein reported in net income; (ii) unrealized gains and losses on certain loans, debt securities and associated derivatives; and (iii)  borrowings from IDA.

Table 15: Net Unrealized Gains and Losses on Non-Trading Financial Instruments FY17 vs FY16 (US$ millions)

	FY17	FY16
Unrealized gains and losses on loans, debt securities and associated derivatives	$320	$(266)
Unrealized gains and losses on borrowings from market, IDA and associated derivatives, net	74	62
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	$394	$(204)

IFC reported net unrealized gains on loans, debt securities and associated derivatives of $320 million in FY17 (net unrealized losses of $266 million in FY16). In FY17 this comprised unrealized gains of $102 million on the loan and debt securities portfolio carried at fair value, unrealized gains of $128 million on lending-related swaps, unrealized gains of $81 million on client risk management swaps and unrealized gains of $9 million on other derivatives, mainly conversion features, warrants in investment contracts and interest rate and currency swaps economically hedging client obligations. The unrealized gains of $128 million on lending-related swaps is driven by the increase in value of the pay fixed and receive floating swaps as LIBOR rates have increased.

Changes in the fair value of IFC’s borrowings from market, IDA and associated derivatives, net, includes the impact of changes in IFC’s own credit spread when measured against US$ LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter the cash flows. IFC’s policy is to generally match currency, amount and timing of cash flows on market borrowings with cash flows on associated derivatives entered into contemporaneously.

Due to the increase in market interest rates, IFC recorded unrealized gains of $991 million on market borrowings in FY17, more than offsetting $949 million of unrealized losses recorded on derivatives associated with market borrowings. At the end of FY17, the cost of economically hedging borrowings in U.S. dollars, Australian dollars, and New Zealand dollars was marginally more favorable to IFC as compared to the end of FY16. Additionally, credit spreads for IFC borrowing issuances were generally narrower across the term structure than at the end of FY16.

Overall, IFC has reported $74 million of net unrealized gains on borrowings and associated derivatives in FY17 ($62 million in FY16).

GRANTS TO IDA

During FY17, IFC recorded a grant to IDA of $101 million, as compared with $330 million in FY16.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

OTHER COMPREHENSIVE INCOME (OCI)

UNREALIZED GAINS AND LOSSES ON EQUITY INVESTMENTS AND DEBT SECURITIES

IFC’s investments in debt securities and equity investments that are listed in markets that provide readily determinable fair values are classified as available-for-sale, with unrealized gains and losses on these investments being reported in OCI until realized. When realized, the gain or loss is transferred to net income. Changes in unrealized gains and losses on equity investments and debt securities reported in OCI are significantly impacted by (i) the global environment for emerging markets; and (ii) the realization of gains on sales of such equity investments and debt securities.

Table 16: Change in Other Comprehensive Income (Loss)—Unrealized Gains and Losses on Equity Investments and Debt Securities FY17 vs FY16 (US$ millions)

	FY17	FY16
Net unrealized gains and losses on equity investments arising during the year:
Unrealized gains	$814	$355
Unrealized losses	(269)	(871)
Reclassification adjustment for realized gains and other-than-temporary impairments included in net income	(332)	(281)

Net unrealized gains and losses on equity investments	$213	$(797)
Net unrealized gains and losses on debt securities arising during the year:
Unrealized gains	$337	$103
Unrealized losses	(88)	(180)
Reclassification adjustment for realized gains, non-credit related portion of impairments which were recognized in net income and other-than-temporary included in net income	(116)	10

Net unrealized gains and losses on debt securities	$133	$(67)

Total unrealized gains and losses on equity investments and debt securities	$346	$(864)

Net unrealized gains on equity investments and debt securities was $346 million in FY17. This was primarily driven by higher equity valuations, as a result of the improved emerging markets environment, and the reclassification of write-downs of listed equity investments, partially offset by the reclassification of realized gains on listed equities.

UNRECOGNIZED NET ACTUARIAL GAINS AND LOSSES AND UNRECOGNIZED PRIOR SERVICE COSTS ON BENEFIT PLANS

Unrecognized pension adjustments largely represent the unrecognized net actuarial gains and losses on benefit plans. Actuarial gains and losses occur when actual results differ from expected results in determining the funded status of the pension plans. Since the pension plans are long term, changes in asset returns and discount rates cause volatility in comprehensive income. The improvement in the funded status reflects the rise in interest rates used to measure the liability, and to a greater extent the higher actual asset returns compared with the long-term projection. Given its long-term planning horizon for pension plans, Management is focused mainly on ensuring that contributions to pension plans appropriately reflect long term assumptions about asset returns and discount rates.

During FY17, IFC experienced a gain of $543 million primarily due to $537 million of unrecognized net actuarial gains and a $6 million reduction of prior service cost. The gain resulted largely from the increase in the discount rates used to determine the projected benefit obligations at FY17-end when compared with FY16-end. The discount rate assumptions used to determine the projected benefit obligation for the Staff Retirement Plan and Post-Employment Benefits Plan increased from 3.4% at June 30, 2016 to 3.7% at June 30, 2017 and from 3.5% at June 30, 2016 to 3.8% at June 30, 2017, respectively.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

FY16 VERSUS FY15

NET INCOME

IFC reported income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interest of $500 million in FY16, as compared to $855 million in FY15.

Table 17: Change in Net Income FY16 vs FY15 (US$ millions)	Increase (decrease) FY16 vs FY15
Higher provisions for losses on loans, guarantees and other receivables	$(188)
Higher charges on borrowings	(151)
Higher foreign currency transaction losses on non-trading activities	(99)
Lower realized gains on equity investments and associated derivatives, net	(71)
Higher other-than-temporary impairments on equity investments and debt securities	(24)
Lower unrealized losses on equity investments and associated derivatives, net	198
Other, net	(20)
Change in income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interests	$(355)

	FY16	FY15
Income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interests	$500	$855
Net unrealized gains/(losses) on non-trading financial instruments accounted for at fair value	(204)	(106)
Income before grants to IDA	296	749
Grants to IDA	(330)	(340)
Net (loss)/Income	(34)	409
Net losses attributable to non-controlling interests	1	36

Net (loss)/Income attributable to IFC	$(33)	$445

A more detailed analysis of the components of IFC’s net income (loss) follows.

INCOME FROM LOANS AND GUARANTEES, INCLUDING REALIZED GAINS AND LOSSES ON LOANS AND ASSOCIATED DERIVATIVES

IFC’s primary interest earning asset is its loan portfolio. Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for FY16 totaled $1,126 million, compared with $1,123 million in FY15, an increase of $3 million.

The disbursed loan portfolio increased $658 million from $23,252 million at June 30, 2015 to $23,910 million at June 30, 2016.

The increase in the loan portfolio due to new disbursements exceeding repayments ($1,233 million in FY16) was partially offset by the reduction in loans outstanding due to currency exchange rate fluctuations ($244 million in FY16) as IFC’s reporting currency, the US dollar appreciated against most of IFC’s lending currencies in FY16 notwithstanding the depreciation of the US dollar against most of IFC’s lending currencies in FY16.

Table 18: FY16 Change in Income from Loans and guarantees, including Realized Gains and Losses on Loans and Associated Derivatives (US$ millions)

Income from loans and guarantees, including realized gains and losses on loans and associated derivatives in FY15	$1,123
Increase due to increase in the loan portfolio and interest rate environment	92
Decrease due to lower realized gains on loans, guarantees and associated derivatives	(55)
Decrease due to higher amount of interest reversed on non-accruing loans, net	(15)
Decrease due to lower commitment and financial fees	(11)
Decrease due to lower income from participation notes and other income	(8)
Change in Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$3

Income from loans and guarantees, including realized gains and losses on loans and associated derivatives in FY16	$1,126

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

The weighted average contractual interest rate on loans at June 30, 2016 was 5.1%, up from 4.9% June 30, 2015. Contributing to the increase was growth in fixed-rate local currency loans, and as many of IFC’s loans periodically re-price against US$ LIBOR, the increase in US$ six-month LIBOR from 0.44% at June 30, 2015 to 0.92% at June 30, 2016. These factors combined resulted in $92 million higher interest income in FY16 than in FY15. Realized gains on loans were significantly lower in FY16 primarily due to a successful workout of a loan and the conversion of a loan to equity in an investee company which together generated $35 million of realized gains in FY15.

INCOME FROM EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES

Income from the equity investment portfolio, including associated derivatives, increased by $91 million from $427 million in FY15 to $518 million in FY16.

IFC sells equity investments where IFC’s developmental role was complete, where pre-determined sales trigger levels had been met and, where applicable, lock ups have expired. Gains on equity investments and associated derivatives comprise realized and unrealized gains.

IFC recognized realized gains on equity investments and associated derivatives in the form of cash and non-monetary considerations for FY16 of $1,217 million, as compared with $1,288 million for FY15, a decrease of $71 million. Realized gains on equity investments and associated derivatives are concentrated in a small number of investments. In FY16, there were thirteen investments that generated individual capital gains in excess of $20 million for a total of $856 million, or 70%, of the FY16 realized gains, compared to twelve investments that generated individual capital gains in excess of $20 million for a total of $920 million, or 71%, of the FY15 realized gains.

Dividend income in FY16 totaled $241 million, as compared with $272 million in FY15. Dividend income in FY16 included returns from two unincorporated joint venture (UJVs) in the oil, gas and mining sectors accounted for under the cost recovery method, which totaled $11 million, as compared with $23 million from four such UJVs in FY15.

Other-than-temporary impairments on equity investments totaled $744 million in FY16 ($360 million on equity investments accounted for as available-for-sale; and $384 million on equity investments accounted for at cost less impairment), as compared with $732 million in FY15 ($381 million on equity investments accounted for as available-for-sale; and $351 million on equity investments accounted for at cost less impairment), an increase of $12 million. Other-than-temporary impairments on equity investments in FY16 reflected the economic downturn in certain countries in the East Asia and the Pacific, Latin America and the Caribbean, and the Middle East and North Africa regions. In FY16, six investments generated individual other-than-temporary impairments in excess of $20 million for a total of $173 million. In FY15, four investment generated an individual other-than-temporary impairment in excess of $20 million for a total of $234 million.

Net unrealized losses on equity investments and associated derivatives totaled $204 million (Net unrealized losses of $402 million in FY15) reflecting a generally deteriorating macro environment in emerging market equities which has negatively impacted the value of many of IFC’s equity investments accounted for at fair value in net income. Seven investments in equity funds accounted for $194 million of the unrealized losses in FY16. In FY15 one investment accounted for $58 million of the unrealized gains. Nine investments in equity funds accounted for $179 million of the unrealized losses in FY15. Individual investments in such funds provided a significant component of such unrealized gains and losses.

INCOME FROM DEBT SECURITIES AND REALIZED GAINS AND LOSSES ON DEBT SECURITIES AND ASSOCIATED DERIVATIVES

Income from debt securities and realized gains and losses on debt securities and associated derivatives decreased to $129 million in FY16 from $132 million in FY15. The largest changes were higher interest income ($18 million), lower realized gains on debt securities and associated derivatives ($7 million) and higher other-than-temporary impairments ($12 million) in FY16 when compared with FY15.

PROVISION FOR LOSSES ON LOANS, GUARANTEES AND OTHER RECEIVABLES

The quality of the loan portfolio, as measured by the weighted average country risk ratings and the weighted average credit risk ratings, deteriorated in FY16. Non-performing loans (NPLs) increased by $134 million, from $1,578 million of the disbursed loan portfolio at June 30, 2015 to $1,712 million10 at June 30, 2016. The increase of $134 million comprised $713 million of loans and loan-like debt securities being placed in NPL status, $542 million being removed from NPL status and a $37 million reduction due to repayments and currency translation adjustments. In FY16, 24 loans greater than $10 million, and totaling $638 million, were placed in NPL status.

IFC recorded a net provision for losses on loans, guarantees and other receivables of $359 million in FY16 ($319 million of specific provisions on loans; $36 million of portfolio provisions on loans; $3 million provision on guarantees; and $1 million provision on other receivables) as compared to a provision of $171 million in FY15 ($199 million of specific provisions for losses on loans; $30 million release of portfolio provisions for losses on loans; and net $2 million of provision for losses on guarantees and other receivables). Project-specific developments on four loans comprised $122 million of the specific provision for losses on loans in FY16.

10 Includes $66 million reported as debt securities on the Balance Sheet as of June 30, 2016 ($44 million- June 30, 2015).

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

At June 30, 2016, IFC’s total reserves against losses on loans were $1,775 million or 7.4% of the disbursed loan portfolio ($1,743 million; 7.5% at June 30, 2015), an increase of $32 million from June 30, 2015. The increase in reserves against losses on loans due to provisions of $355 million has been partially offset by write-offs, net of recoveries, and other adjustments of $298 million and foreign exchange gains related to reserves held against non-U.S. dollar-denominated loans and the strengthening of the U.S. dollar against many of IFC’s lending currencies of $25 million. In FY16, IFC actively sought to exit a number of loan exposures through settlement or sale or a recognition that the possibility of recovery was remote resulting in a significant amount of exits.

Specific reserves against losses on loans at June 30, 2016 of $965 million ($962 million at June 30, 2015) are held against impaired loans of $1,752 million ($1,722 million at June 30, 2015), a coverage ratio of 55% (56% at June 30, 2015).

INCOME FROM LIQUID ASSET TRADING ACTIVITIES

The liquid assets portfolio, net of derivatives and securities lending activities, increased by $1.9 billion from $39.5 billion at June 30, 2015, to $41.4 billion at June 30, 2016. Gross income from liquid asset trading activities totaled $504 million in FY16 compared to $467 million in FY15, an increase of $37 million.

Interest income in FY16 totaled $561 million, compared to $614 million in FY15. In addition, the portfolio of ABS and MBS experienced fair value losses totaling $70 million in FY16. Holdings in other products, including US Treasuries, global government bonds, high quality corporate bonds and derivatives generated $13 million of gains in FY16, a total loss of $57 million (realized and unrealized). This compares to a total loss (realized and unrealized) of $147 million in FY15.

In FY16, the liquid assets portfolios outperformed their benchmarks by $145 million. The capital markets were highly turbulent during FY16 with contributions to the environment from highly volatile oil prices, Chinese foreign-exchange policy (weakening RMB) and political developments (Brexit). Surprisingly, in a fiscal year in which the Federal Reserve raised their benchmark rates, U.S. Treasuries rallied strongly with the 10-year yield down 88 bps and the 2-year down 6 bps. Even though the U.S. S&P 500 index managed a small gain over the fiscal year, credit spreads were generally wider as tail risks increased. In addition, U.S. swap spreads (the yield difference between the fixed-leg of a fixed-floating swap versus USD LIBOR and the same maturity U.S. Treasury) narrowed significantly, e.g., 15 basis points for 5-year maturity. With spreads to U.S. Treasuries for high-quality credit securities already quite narrow, the “cheapening” of U.S. Treasuries to swaps led to a widening in the spreads of swaps for high-quality assets (including IFC’s own issuances). As a result, liquid assets, many of which are swapped or indexed to LIBOR, generally underperformed their LIBOR-based benchmark. The aforementioned rise in perceived tail-risks also hindered the performance of liquid assets as did developments in the UK and in the market for U.S. government-guaranteed student loan ABS.

The absolute return on liquid assets in FY16 benefited from rising short-term interest rates (3-month LIBOR rose 37 bps) and a relatively dovish Federal Reserve, which supported a rally in U.S. Treasury yields that contributed to the performance of the net worth portion of liquid assets. Note that the increase in short-term interest rates was offset by a corresponding increase in IFC’s funding cost.

In FY16 and FY15, all internally managed liquid asset portfolios outperformed their respective benchmarks.

At June 30, 2016, trading securities with a fair value of $68 million are classified as Level 3 securities ($86 million - June 30, 2015).

CHARGES ON BORROWINGS

IFC’s charges on borrowings increased by $151 million, from $258 million in FY15 (net of $2 million gain on extinguishment of borrowings) to $409 million in FY16 (net of $6 million gain on extinguishment of borrowings), largely attributable to increase in borrowings outstanding, rising LIBOR rates, and increased interest charges on the back of pricing in the SSA (Sovereigns, Supranational and Agency) market becoming more expensive due to USD swap curve tightening and widening borrowing spreads vs. LIBOR.

The weighted average cost of IFC’s borrowings outstanding from market sources, after the effects of borrowing-related derivatives, and excluding short-term borrowings from market and other sources, was 1.1% at June 30, 2016, an increase from 0.5% at June 30, 2015. The size of the borrowings portfolio (excluding the short-term borrowings), net of borrowing-related derivatives and before fair value adjustments, increased by $2.2 billion during FY16 from $51.7 billion at June 30, 2015, to $53.9 billion at June 30, 2016.

OTHER INCOME

Other income of $501 million for FY16 was $4 million lower than in FY15 ($505 million). There were lower returns on the Post Employment Benefit Plan (PEBP) assets which are partly invested in global equities and reflected the challenging market for equity investments in FY16 as compared to the same period in FY15. The decline in service fees was due to decreases in FY16 evaluation fees, supervision fees, and other project related fees, partially offset by an increase in mobilization fees when compared with FY15 activities.

Other income also includes management and other fees from IFC’s consolidated subsidiary, AMC, of $66 million ($59 million in FY15) and income from Advisory Services, predominantly contributions from donors, of $266 million ($244 million in FY15). In FY16, income from advisory services comprised $217 million of donor funds utilized ($197 million - FY15) and $49 million of fees from clients and administrative fees from donors ($47 million - FY15).

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

OTHER EXPENSES

Administrative expenses (the principal component of other expenses) increased by $32 million from $901 million in FY15 to $933 million in FY16. The increase in FY16 is due to marginally higher salary and benefit costs, the largest component of administrative expenses, and higher variable expenses, primarily consultants and travel.

Advisory services expenses totaled $308 million in FY16 ($285 million in FY15) with the increase from FY15 consistent with the increase in advisory services income.

IFC recorded expenses from pension and other postretirement benefit plans in FY16 of $185 million, compared with $197 million in FY15. This decrease, based on the beginning of the year actuarial assumptions and calculations, was driven by lower service and higher interest costs, partially offset by higher expected returns on plan assets.

FOREIGN CURRENCY TRANSACTION GAINS AND LOSSES ON NON-TRADING ACTIVITIES

Foreign currency transaction losses reported in net loss in FY16 totaled $46 million (gains of $53 million- FY15). Foreign currency transaction losses on debt securities accounted for as available-for-sale in the amount of $49 million in FY16 (losses of $115 million - FY15) are reported in Other Comprehensive Income, while gains and losses on the derivatives economically hedging such debt securities are reported in net income.

Largely due to IFC having a small population of unhedged non-U.S. dollar-denominated loans and debt securities and the U.S. dollar strengthening against such currencies, IFC has recorded overall foreign exchange related losses in a combination of Net Income and Other Comprehensive Income of $95 million in FY16 (losses of $62 million - FY15).

NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS

As discussed in more detail in Note A to IFC’s FY16 Consolidated Financial Statements, IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) all market borrowings that are economically hedged with financial instruments that are accounted for at fair value with changes therein reported in net income; (ii) unrealized gains and losses on certain loans, debt securities and associated derivatives; and (iii)  borrowings from IDA.

Table 19: Net Unrealized Gains and Losses on Non-Trading Financial Instruments FY16 vs FY15 (US$ millions)

	FY16	FY15
Unrealized gains and losses on loans, debt securities and associated derivatives	$(266)	$(54)
Unrealized gains and losses on borrowings from market, IDA and associated derivatives, net	62	(52)

Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	$(204)	$(106)

Changes in the fair value of IFC’s borrowings from market, IDA and associated derivatives, net, includes the impact of changes in IFC’s own credit spread when measured against US$ LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter the cash flows. IFC’s policy is to generally match currency, amount and timing of cash flows on market borrowings with cash flows on associated derivatives entered into contemporaneously.

In FY16, the trend of the first half of the fiscal year to higher after swap borrowing costs continued, coupled with an increase in volatility in credit markets. Additionally, at the end of FY16, the cost of economically hedging borrowings in US dollars, Australian dollars, New Zealand dollars and Japanese yen was more expensive across all maturities with respect to benchmarks as compared to the end of FY15. While these credit spreads for IFC borrowing issuances were higher than at the end of the prior year, interest rate levels had generally fallen by the end of FY16 back to below prior year levels. This coupled with the deterioration in credit spreads, resulted in unrealized losses on the valuation of IFC’s market borrowings that were more than offset by gains on related hedging swaps. As a result, IFC has reported net $62 million of unrealized gains on borrowings and associated derivatives in FY16 (net $52 million of unrealized losses in FY15).

IFC reported net unrealized losses on loans, debt securities and associated derivatives of $266 million in FY16 (net unrealized losses of $54 million in FY15). In FY16 this comprised unrealized losses of $143 million on the loan and debt securities portfolio carried at fair value, unrealized losses of $107 million on asset liability management swaps, and unrealized losses of $16 million on other derivatives, mainly conversion features, warrants in investment contracts and interest rate and currency swaps hedging the fixed rate and/or non-US$ loan portfolio and funding local currency lending pools. Currency swap losses were mainly in instruments denominated in Brazilian real and Indian rupees reflecting declines in local interest rates and supply and demand in forward foreign exchange markets.

GRANTS TO IDA

During FY16, IFC recorded a grant to IDA of $330 million, as compared with $340 million in FY15.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

OTHER COMPREHENSIVE INCOME (OCI)

UNREALIZED GAINS AND LOSSES ON EQUITY INVESTMENTS AND DEBT SECURITIES

IFC’s investments in debt securities and equity investments that are listed in markets that provide readily determinable fair values are classified as available-for-sale, with unrealized gains and losses on these investments being reported in OCI until realized. When realized, the gain or loss is transferred to net income. Changes in unrealized gains and losses on equity investments and debt securities reported in OCI are significantly impacted by (i) the global environment for emerging markets; and (ii) the realization of gains on sales of such equity investments and debt securities.

Table 20: Change in Other Comprehensive Income (Loss) - Unrealized Gains and Losses on Equity Investments and Debt Securities FY16 vs FY15 (US$ millions)

	FY16	FY15
Net unrealized gains and losses on equity investments arising during the year:
Unrealized gains	$355	$1,067
Unrealized losses	(871)	(799)
Reclassification adjustment for realized gains and other-than-temporary impairments included in net income	(281)	(393)

Net unrealized gains and losses on equity investments	$(797)	$(125)
Net unrealized gains and losses on debt securities arising during the year:
Unrealized gains	$103	$110
Unrealized losses	(180)	(182)
Reclassification adjustment for realized gains, non-credit related portion of impairments which were recognized in net income and other-than-temporary included in net income	10	(7)

Net unrealized gains and losses on debt securities	$(67)	$(79)

Total unrealized gains and losses on equity investments and debt securities	$(864)	$(204)

Net unrealized losses on equity investments arising in FY16 totaled $797 million, mainly due to decreases in equity fair values reflecting the volatile and overall significantly negative market conditions (equity, commodities and foreign exchange) in FY16. Unrealized losses of $976 million were reported in FY16 Q1, unrealized gains of $24 million in FY16 Q2, unrealized losses of $55 million in FY16 Q3 and unrealized gains of $143 million in FY16 Q4, reflecting the significantly weaker emerging markets environment that existed in FY16 Q1 when compared to FY16 Q2 and FY16 Q3 and larger realizations of gains on equity investments accounted for as available for sale early in FY16 Q1.

UNRECOGNIZED NET ACTUARIAL GAINS AND LOSSES AND UNRECOGNIZED PRIOR SERVICE COSTS ON BENEFIT PLANS

Unrecognized pension adjustments largely represent the unrecognized net actuarial gains and losses on benefit plans. Actuarial gains and losses occur when actual results differ from expected results in determining the funded status of the pension plans. Since the pension plans are long term, changes in asset returns and discount rates cause volatility in fair value income. The decline in the funded status reflects the decline in interest rates and to a lesser extent the lower asset returns compared with the long-term projection. Given its long term planning horizon for pension plans, Management is focused mainly on ensuring that contributions to pension plans appropriately reflect long term assumptions about asset returns and discount rates.

During FY16, IFC experienced a loss of $764 million primarily due to $763 million and $1 million of unrecognized net actuarial loss and prior service cost, resulting largely from the decrease in the discount rates used to determine the projected benefit obligations. The discount rate assumptions used to determine the projected benefit obligation for the Staff Retirement Plan and Post-Employment Benefits Plan decreased from 4.3% at June 30, 2015 to 3.4% at June 30, 2016 and from 4.4% at June 30, 2015 to 3.5% at June 30, 2016, respectively.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

VIII.	GOVERNANCE AND CONTROL

SENIOR MANAGEMENT CHANGES

The following is a list of the principal officers of IFC as of June 30, 2017:

President	Dr. Jim Yong Kim (*)

Chief Executive Officer	Philippe Le Houérou

Vice President, New Business	Dimitris Tsitsiragos

Vice President, Blended Finance and Partnerships	Nena Stoiljkovic

Vice President, General Counsel and Vice President, Legal, Compliance Risk, and ESG Sustainability	Ethiopis Tafara

Vice President, Portfolio Management	Saran Kebet-Koulibaly

Vice President, Risk and Financial Sustainability	Mohamed Gouled (**)

Vice President, Corporate Strategy and Resources	Stephanie von Friedeburg

Vice President, Treasury and Syndications	Jingdong Hua

Vice President, WBG Controller	Bernard Lauwers

Vice President, Economics and Private Sector Development	Hans Peter Lankes (***)

Vice President, CEO, IFC Asset Management Company LLC (a wholly-owned subsidiary of IFC)	Gavin E.R. Wilson (****)

In April 2017, IFC announced the appointment of Karin Finkelston as Vice President, Communications and Outreach effective July 1, 2017.

(*)	On September 27, 2016, Dr. Jim Yong Kim was appointed to a second five-year term as President of the World Bank Group, commencing on July 1, 2017.
(**)	Mohamed Gouled was appointed Vice President, Risk and Financial Sustainability effective on January 2, 2017.
(***)	Hans Peter Lankes was appointed Vice President, Economics and Private Sector Development effective on January 23, 2017.
(****)	In April 2017, IFC announced that Gavin E.R. Wilson will leave IFC and AMC effective October 31, 2017.

GENERAL GOVERNANCE

IFC’s decision-making structure consists of the Board of Governors, the Board of Directors, the President, the Executive Vice President and CEO, management and staff. The Board of Governors is the highest decision-making authority. Governors are appointed by their member governments for a five-year term, which is renewable. The Board of Governors may delegate authority to the Board of Directors to exercise any of its powers, except those reserved to the Board of Governors under the Articles of Agreement.

BOARD MEMBERSHIP

In accordance with its Articles of Agreement, Directors are appointed or elected every two years by their member governments. The Board currently has 25 Directors who represent all member countries. Directors are neither officers nor staff of IFC. The President is the only member of the Board from management, and he serves as a non-voting member and as Chairman of the Board.

The Board and its committees are in continuous session at the main IBRD offices in Washington DC, as business requires. Each committee’s terms of reference establishes its respective roles and responsibilities. As committees do not vote on issues, their role is primarily to serve the Board in discharging its responsibilities.

The committees are made up of eight members and function under their respective stipulated terms of reference. These committees are as follows:

∎	Audit Committee – assists the Board in overseeing IFC’s finances, accounting, risk management and internal controls (see further explanation below).

∎

Budget Committee – assists the Board in approving IFC’s budget and in overseeing the preparation and execution of IFC’s strategy and business plans. The committee provides guidance to management on strategic directions.

∎

Committee on Development Effectiveness – supports the Board in assessing IFC’s development effectiveness, providing guidance on strategic directions, and monitoring the quality and results of operations.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

∎

Committee on Governance and Directors’ Administrative Matters – assists the Board on issues related to governance, the Board’s own effectiveness, and the administrative policy applicable to Directors’ offices.

∎

Human Resources Committee – strengthens the efficiency and effectiveness of the Board in discharging its oversight responsibility on IFC’s human resources strategy, policies and practices, and their alignment with the business needs of the organization.

The Board is required to consider proposals made by the President on the use of IFC’s net income: retained earnings and designation of retained earnings and on other policies that affect its general operations. The Board is also responsible for presenting to the Board of Governors, at the Annual meetings, audited accounts, an administrative budget, and an annual report on operations and policies and on other matters.

AUDIT COMMITTEE

MEMBERSHIP

The Audit Committee consists of eight Directors. Membership in the Committee is determined by the Board, based on nominations by the Chairman of the Board, following informal consultation with Directors.

KEY RESPONSIBILITIES

The Audit Committee is appointed by the Board for the primary purpose of assisting the Board in overseeing IFC’s finances, accounting, risk management, internal controls and institutional integrity, specific responsibilities include:

∎	Oversight of the integrity of IFC’s financial statements.

∎	Appointment, qualifications, independence and performance of the External Auditor.

∎	Performance of the Internal Audit Department.

∎

Adequacy and effectiveness of financial and accounting policies and internal controls and the mechanisms to deter, prevent and penalize fraud and corruption in IFC operations and corporate procurement.

∎	Effective management of financial, fiduciary, compliance in IFC.

∎	Oversight of the institutional arrangements and processes for risk management across IFC.

In carrying out its role, the Audit Committee discusses financial issues and policies that affect IFC’s financial position and capital adequacy with Management, external auditors, and internal auditors. It recommends the annual audited financial statements for approval to the Board. The Audit Committee monitors and reviews developments in corporate governance and its own role on an ongoing basis.

EXECUTIVE SESSIONS

Under the Audit Committee’s terms of reference, it may convene in executive session at any time, without Management’s presence. The Audit Committee meets separately in executive session with the external and internal auditors.

ACCESS TO RESOURCES AND TO MANAGEMENT

Throughout the year, the Audit Committee receives a large volume of information to enable it to carry out its duties, and meets both formally and informally throughout the year to discuss relevant matters. It has complete access to Management and reviews and discusses with Management topics considered in its terms of reference.

The Audit Committee has the authority to seek advice and assistance from outside legal, accounting, or other advisors as it deems necessary.

BUSINESS CONDUCT

The WBG promotes a positive work environment in which staff members understand their ethical obligations to the institution. In support of this commitment, the institution has in place a Code of Conduct. The WBG has both an Ethics HelpLine and a Fraud and Corruption hotline. A third-party service offers many methods of worldwide communication. Reporting channels include telephone, mail, email, or confidential submission through a website.

IFC has in place procedures for receiving, retaining, and handling recommendations and concerns relating to business conduct identified during the accounting, internal control and auditing processes.

WBG staff rules clarify and codify the staff’s obligations in reporting suspected fraud, corruption, or other misconduct that may threaten the operations or governance of the WBG. These rules also offer protection from retaliation.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

AUDITOR INDEPENDENCE

The appointment of the external auditor for IFC is governed by a set of Board-approved principles. These include:

∎	Prohibiting the external auditor from providing any non-audit-related services;

∎	Requiring all audit-related services to be pre-approved on a case-by-case basis by the Board, upon recommendation of the Audit Committee; and

∎

Mandatory rebidding of the external audit contract every five years, with a limit of two consecutive terms and mandatory rotation thereafter, provided however, that the Audit Committee may exceptionally recommend that the incumbent audit firm should be allowed to participate in the re-bidding.

The external auditor is appointed to a five-year term and is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Board. In FY14, KPMG LLP began a second five-year term as IFC’s external auditor.

Communication between the external auditor and the Audit Committee is ongoing and carried out as often as deemed necessary by either party. The Audit Committee meets periodically with the external auditor and individual committee members have independent access to the external auditor. IFC’s external auditors also follow the communication requirements with the Audit Committees set out under generally accepted auditing standards in the United States.

On December 7, 2016, the Board approved amendments to the policy on the appointment of an external auditor which will come into effect for the FY19 audit period. The primary amendments now permit the external auditor to provide non-prohibited non-audit related services subject to monetary limits. Broadly, the list of prohibited non-audit services include those that would put the external auditor in the roles typically performed by management or in a position of auditing their own work, such as accounting services, internal audit services, and provision of investment advice. The total non-audit services fees over the term of the relevant external audit contract shall not exceed 70 percent of the audit fees over the same period.

INTERNAL CONTROL

INTERNAL CONTROL OVER EXTERNAL FINANCIAL REPORTING

Each fiscal year, Management evaluates the internal controls over external financial reporting to determine whether any changes made in these controls during the fiscal year materially affect, or would be reasonably likely to materially affect IFC’s internal control over external financial reporting. The internal control framework promulgated by the COSO, “Internal Control – Integrated Framework (2013)” provides guidance for designing, implementing and conducting internal control and assessing its effectiveness. Since FY16, IFC has been using the 2013 COSO framework to assess the effectiveness of the internal control over external financial reporting. As of June 30, 2017, these controls were determined to be effective. See “Management’s report regarding effectiveness of Internal Control over External Financial Reporting” on Page 50.

Concurrently, IFC’s external auditor provides a report on whether the internal control over financial reporting is effective in all material respects. See Independent Auditors’ Report on effectiveness of internal control over financial reporting on Page 52.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed is gathered and communicated to Management as appropriate, to allow timely decisions regarding required disclosure by IFC. Management conducted an evaluation of the effectiveness of such controls and procedures and the President, the Chief Executive Officer, and the Vice President and World Bank Group Controller have concluded that these controls and procedures were effective as of June 30, 2017.

INTERNATIONAL FINANCE CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS AND

INTERNAL CONTROL REPORTS

June 30, 2017

Management’s Report Regarding Effectiveness of

Internal Control over External Financial Reporting

August 3, 2017

The management of the International Finance Corporation (IFC) is responsible for the preparation, integrity, and fair presentation of its published consolidated financial statements. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and, as such, include amounts based on informed judgments and estimates made by management.

The consolidated financial statements have been audited by an independent audit firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Directors and their Committees. Management believes that all representations made to the independent auditors during their audit of IFC’s consolidated financial statements and audit of its internal control over financial reporting were valid and appropriate. The independent auditor’s reports accompany the audited consolidated financial statements.

Management is responsible for establishing and maintaining effective internal control over external financial reporting for financial statement presentations in conformity with US GAAP. Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded and financial records are reliable. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal controls for external financial reporting, which are subject to scrutiny by management and the internal auditors, and are revised as considered necessary, support the integrity and reliability of the external consolidated financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

IFC assessed its internal control over external financial reporting for financial statement presentation in conformity with US GAAP as of June 30, 2017. This assessment was based on the criteria for effective internal control over external financial reporting described in Internal Control - 2013 Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IFC maintained effective internal control over external financial reporting presented in conformity with US GAAP as of June 30, 2017. The independent audit firm that audited the consolidated financial statements has issued an Independent Auditors Report which expresses an opinion on IFC’s internal control over external financial reporting.

The Board of Directors has appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of IFC. The Audit Committee is comprised entirely of Directors who are independent of IFC’s management. The Audit Committee is responsible for recommending to the Board of Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of IFC in addition to reviewing IFC’s reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management to discuss the adequacy of internal control over external financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

Jim Yong Kim

President

Philippe H. Le Houérou

Chief Executive Officer

Bernard Lauwers

Vice President and World Bank Group Controller

KPMG LLP

Suite 12000

1801 K Street, NW

Washington, DC 20006

Independent Auditors’ Report

President and Board of Directors

International Finance Corporation:

We have audited the International Finance Corporation’s (IFC) internal control over financial reporting as of June 30, 2017, based on criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s Responsibility for Internal Control Over Financial Reporting

Management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report Regarding Effectiveness of Internal Control Over External Financial Reporting.

Auditors’ Responsibility

Our responsibility is to express an opinion on the entity’s internal control over financial reporting based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditors’ judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Definition and Inherent Limitations of Internal Control Over Financial Reporting

An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with U.S. generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, IFC maintained, in all material respects, effective internal control over financial reporting as of June 30, 2017, based on criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Report on Consolidated Financial Statements

We also have audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying consolidated financial statements of International Finance Corporation and its subsidiaries, which comprise the consolidated balance sheets as of June 30, 2017 and 2016, and the related consolidated statements of operations, comprehensive income (loss), changes in capital and cash flows for each of the years in the three-year period ended June 30, 2017, and our report dated August 3, expressed an unmodified opinion on those consolidated financial statements.

Washington, D.C.

August 3, 2017

INTERNATIONAL FINANCE CORPORATION

CONSOLIDATED BALANCE SHEETS

as of June 30, 2017 and June 30, 2016

(US$ millions)

	2017	2016
Assets

Cash and due from banks	$1,107	$1,391
Time deposits – Note C	13,576	13,114
Trading securities - Notes C and R	30,188	31,212
Securities purchased under resale agreements and receivable for cash collateral pledged - Notes C and W	932	495
Investments - Notes B, D, E, F, G, R and T
Loans
($970 at June 30, 2017, $962 at June 30, 2016 at fair value;
net of reserve against losses of $1,483 at June 30, 2017, $1,775 at June 30, 2016)
- Notes D, E and R	22,520	21,868
Equity investments
($10,279 at June 30, 2017, $9,443 at June 30, 2016 at fair value) - Notes B, D, G and R	13,488	12,588
Debt securities - Notes D, F and R	4,511	2,900

Total investments	40,519	37,356

Derivative assets - Notes Q, R and W	2,647	3,695

Receivables and other assets – Note J	3,285	3,171

Total assets	$92,254	$90,434

Liabilities and capital

Liabilities
Securities sold under repurchase agreements and payable
for cash collateral received - Notes C and W	$5,401	$4,143

Borrowings outstanding - Note K and R
From market and other sources at amortized cost	3,025	2,061
From market sources at fair value	49,927	51,777
From International Development Association at fair value	955	1,099
From International Bank for Reconstruction and Development at amortized cost	196	205

Total borrowings	54,103	55,142

Derivative liabilities - Notes Q, R and W	3,381	3,952

Payables and other liabilities – Notes L and V	4,316	4,431

Total liabilities	67,201	67,668

Capital
Capital stock, authorized (2,580,000 at June 30, 2017 and June 30, 2016)
shares of $1,000 par value each - Note M
Subscribed and paid-in	2,566	2,566

Accumulated other comprehensive income (loss) - Note O	458	(431)

Retained earnings - Note O	22,026	20,608

Total IFC capital	25,050	22,743
Non-controlling interests	3	23

Total capital	25,053	22,766

Total liabilities and capital	$92,254	$90,434

The notes to the Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

for each of the three years ended June 30, 2017

(US$ millions)

	2017	2016	2015
Income from investments
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives - Note E	$1,298	$1,126	$1,123

Provision for losses on loans, guarantees and other receivables - Note E	(86)	(359)	(171)

Income from equity investments and associated derivatives - Note G	707	518	427

Income from debt securities, including realized gains and losses on debt securities and associated derivatives - Note F	282	129	132

Total income from investments	2,201	1,414	1,511

Income from liquid asset trading activities - Note C	917	504	467

Charges on borrowings – Note K	(712)	(409)	(258)

Income from investments and liquid asset trading activities, after charges on borrowings	2,406	1,509	1,720

Other income
Advisory services income	277	266	244
Service fees	82	117	137
Other - Note B and N	169	118	124

Total other income	528	501	505

Other expenses
Administrative expenses – Note X	(962)	(933)	(901)
Advisory services expenses	(327)	(308)	(285)
Expense from pension and other postretirement benefit plans - Note V	(293)	(185)	(197)
Other - Note B	(35)	(38)	(40)

Total other expenses	(1,617)	(1,464)	(1,423)

Foreign currency transaction (losses) gains on non-trading activities	(188)	(46)	53

Income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interests	1,129	500	855

Net unrealized gains and losses on non-trading financial instruments accounted for at fair value - Note P	394	(204)	(106)

Income before grants to IDA	1,523	296	749

Grants to IDA - Note O	(101)	(330)	(340)

Net income (loss)	1,422	(34)	409

Net (gains) losses attributable to non-controlling interests	(4)	1	36

Net income (loss) attributable to IFC	$1,418	$(33)	$445

The notes to the Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

for each of the three years ended June 30, 2017

(US$ millions)

	2017	2016	2015
Net income (loss) attributable to IFC	$1,418	$(33)	$445

Other comprehensive income (loss)

Unrealized gains and losses on debt securities

Net unrealized gains (losses) on available-for-sale debt securities arising during the period	249	(77)	(72)

Reclassification adjustment for realized gains included in net income (income from debt securities and realized gains and losses on debt securities and associated derivatives)	(170)	(35)	(40)

Reclassification adjustment for other-than-temporary impairments included in net income (income from debt securities and realized gains and losses on debt securities and associated derivatives)	54	45	33

Net unrealized gains (losses) on debt securities	133	(67)	(79)

Unrealized gains and losses on equity investments

Net unrealized gains (losses) on equity investments arising during the period	545	(516)	268

Reclassification adjustment for realized gains included in net income (income from equity investments and associated derivatives)	(548)	(641)	(774)

Reclassification adjustment for other-than-temporary impairments included in net income (income from equity investments and associated derivatives)	216	360	381

Net unrealized gains (losses) on equity investments	213	(797)	(125)

Net unrecognized net actuarial gains (losses) and unrecognized prior service credits (cost) on benefit plans - Note V	543	(764)	162

Total other comprehensive income (loss)	889	(1,628)	(42)

Total comprehensive income (loss) attributable to IFC	$2,307	$(1,661)	$403

The notes to the Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL

for each of the three years ended June 30, 2017

(US$ millions)

	Attributable to IFC
	Undesignated retained earnings	Designated retained Earnings	Total retained earnings	Accumulated other comprehensive income (loss) - Note O	Capital stock	Total IFC capital	Non- controlling interests	Total capital

At June 30, 2014	$20,002	$194	$20,196	$1,239	$2,502	$23,937	$53	$23,990

Year ended June 30, 2015
Net income attributable to IFC	445		445			445		445
Other comprehensive loss				(42)		(42)		(42)
Payments received for IFC capital stock subscribed					64	64		64
Designation of retained earnings - Note O	(398)	398	-			-		-
Expenditures against designated retained earnings - Note O	408	(408)	-			-		-
Non-controlling interests issued							5	5
Net losses attributable to non-controlling interests							(36)	(36)

At June 30, 2015	$20,457	$184	$20,641	$1,197	$2,566	$24,404	$22	$24,426

Year ended June 30, 2016
Net loss attributable to IFC	(33)		(33)			(33)		(33)
Other comprehensive loss				(1,628)		(1,628)		(1,628)
Payments received for IFC capital stock Subscribed					-	-		-
Designations of retained earnings - Note O	(344)	344	-			-		-
Expenditures against designated retained earnings - Note O	395	(395)	-			-		-
Non-controlling interests issued							2	2
Net losses attributable to non-controlling interests							(1)	(1)

At June 30, 2016	$20,475	$133	$20,608	$(431)	$2,566	$22,743	$23	$22,766

The notes to the Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL

for each of the three years ended June 30, 2017

(US$ millions)

	Attributable to IFC
	Undesignated retained earnings	Designated retained Earnings	Total retained earnings	Accumulated other comprehensive income (loss) - Note O	Capital stock	Total IFC capital	Non- controlling interests	Total capital

At June 30, 2016	$20,475	$133	$20,608	$ (431)	$2,566	$22,743	$23	$22,766

Year ended June 30, 2017
Net Income attributable to IFC	1,418		1,418			1,418		1,418
Other comprehensive income				889		889		889
Payments received for IFC capital stock Subscribed					-	-		-
Designations of retained earnings - Note O	(161)	161	-			-		-
Expenditures against designated retained earnings - Note O	169	(169)	-			-		-
Non-controlling interests redeemed							(24)	(24)
Net gains attributable to non-controlling interests							4	4

At June 30, 2017	$21,901	$125	$22,026	$458	$2,566	$25,050	$3	$25,053

The notes to the Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the three years ended June 30, 2017

(US$ millions)

	2017	2016	2015
Cash flows from investing activities
Loan disbursements	$(6,486)	$(7,248)	$(6,359)
Investments in equity securities	(1,872)	(1,929)	(2,299)
Investments in debt securities	(1,996)	(775)	(600)
Loan repayments	5,707	5,988	6,269
Equity redemptions	78	-	-
Debt securities repayments	256	292	256
Proceeds from sales of loan investments	17	-	19
Proceeds from sales of equity investments	2,101	2,297	2,301
Proceeds from sales of debt securities	146	141	110
Investment in land and building for headquarters	(56)	-	-

Net cash used in investing activities	(2,105)	(1,234)	(303)

Cash flows from financing activities
Medium and long-term borrowings
Issuance	16,296	15,462	15,462
Retirement	(17,868)	(10,981)	(9,290)
Medium and long-term borrowings related derivatives, net	(901)	(1,189)	(688)
Short-term borrowings, net	1,329	(434)	(286)
Capital subscriptions	-	-	64
Non-controlling interests (redeemed) issued	(24)	2	5

Net cash (used in) provided by financing activities	(1,168)	2,860	5,267

Cash flows from operating activities
Net income (loss) attributable to IFC	1,418	(33)	445
Add: Net gains (losses) attributable to non-controlling interests	4	(1)	(36)

Net income (loss)	1,422	(34)	409
Adjustments to reconcile net income or loss to net cash used in operating activities:
Realized losses (gains) on loans and associated derivatives, net	33	(2)	(57)
Realized gains on debt securities and associated derivatives, net	(153)	(39)	(46)
Gains on equity investments and related derivatives, net	(1,040)	(1,013)	(886)
Provision for losses on loans, guarantees and other receivables	86	359	171
Other-than-temporary impairments on debt securities	54	45	33
Other-than-temporary impairments on equity investments	581	744	732
Net premiums received at issuance of borrowings	7	4	13
Net discounts paid on retirement of borrowings	(13)	(83)	(5)
Net realized gains on extinguishment of borrowings	(2)	(6)	(2)
Foreign currency transaction losses (gains) on non-trading activities	188	46	(53)
Net unrealized (gains) losses on non-trading financial instruments accounted for at fair value	(394)	204	106
Change in accrued income on loans, time deposits and securities	(70)	(61)	(69)
Change in payables and other liabilities	20	743	(163)
Change in receivables and other assets	(148)	(279)	(197)
Change in trading securities and securities purchased and sold under resale and repurchase agreements	2,592	2,504	(3,245)

Net cash provided by (used in) operating activities	3,163	3,132	(3,259)

Change in cash and cash equivalents	(110)	4,758	1,705
Effect of exchange rate changes on cash and cash equivalents	288	729	578

Net change in cash and cash equivalents	178	5,487	2,283
Beginning cash and cash equivalents	14,505	9,018	6,735

Ending cash and cash equivalents	$14,683	$14,505	$9,018

Composition of cash and cash equivalents
Cash and due from banks	$1,107	$1,391	$1,509
Time deposits	13,576	13,114	7,509

Total cash and cash equivalents	$14,683	$14,505	$9,018

The notes to the Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the three years ended June 30, 2017

(US$ millions)

	2017	2016	2015
Supplemental disclosure
Change in ending balances resulting from currency exchange rate fluctuations:
Loans outstanding	$98	$(271)	$(1,076)
Debt securities	64	(49)	(115)
Loan and debt security-related currency swaps	(93)	335	1,195
Borrowings	(81)	368	4,129
Borrowing-related currency swaps	23	(190)	(3,895)
Charges on borrowings paid, net	$733	$413	$237
Non-cash items:
Loan and debt security conversion to equity, net	$197	$52	$210

The notes to the Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

CONSOLIDATED STATEMENT OF CAPITAL STOCK

AND VOTING POWER

as of June 30, 2017 (US$ thousands)

Members	Capital Stock		Voting Power
	Amount paid	Percent of total	Number of votes	Percent of total
Afghanistan	111	*	931	0.03
Albania	1,302	0.05	2,122	0.08
Algeria	5,784	0.23	6,604	0.24
Angola	1,481	0.06	2,301	0.08
Antigua and Barbuda	13	*	833	0.03
Argentina	42,405	1.65	43,225	1.59
Armenia	992	0.04	1,812	0.07
Australia	47,329	1.84	48,149	1.77
Austria	19,741	0.77	20,561	0.76
Azerbaijan	2,367	0.09	3,187	0.12
Bahamas, The	335	0.01	1,155	0.04
Bahrain	1,746	0.07	2,566	0.09
Bangladesh	9,632	0.38	10,452	0.38
Barbados	361	0.01	1,181	0.04
Belarus	5,267	0.21	6,087	0.22
Belgium	50,610	1.97	51,430	1.89
Belize	101	*	921	0.03
Benin	119	*	939	0.03
Bhutan	720	0.03	1,540	0.06
Bolivia	1,902	0.07	2,722	0.10
Bosnia and Herzegovina	620	0.02	1,440	0.05
Botswana	113	*	933	0.03
Brazil	55,585	2.17	56,405	2.08
Bulgaria	4,934	0.19	5,754	0.21
Burkina Faso	836	0.03	1,656	0.06
Burundi	100	*	920	0.03
Cabo Verde	15	*	835	0.03
Cambodia	339	0.01	1,159	0.04
Cameroon	885	0.03	1,705	0.06
Canada	81,342	3.17	82,162	3.02
Central African Republic	119	*	939	0.03
Chad	1,364	0.05	2,184	0.08
Chile	12,647	0.49	13,467	0.50
China	61,756	2.41	62,576	2.30
Colombia	13,658	0.53	14,478	0.53
Comoros	14	*	834	0.03
Congo, Dem. Rep. of	2,159	0.08	2,979	0.11
Congo, Republic of	131	0.01	951	0.04
Costa Rica	952	0.04	1,772	0.07
Côte d’Ivoire	3,544	0.14	4,364	0.16
Croatia	2,882	0.11	3,702	0.14
Cyprus	2,139	0.08	2,959	0.11
Czech Republic	8,913	0.35	9,733	0.36
Denmark	18,554	0.72	19,374	0.71
Djibouti	21	*	841	0.03
Dominica	42	*	862	0.03
Dominican Republic	1,187	0.05	2,007	0.07
Ecuador	2,161	0.08	2,981	0.11
Egypt, Arab Republic of	13,380	0.52	14,200	0.52
El Salvador	29	*	849	0.03
Equatorial Guinea	43	*	863	0.03
Eritrea	935	0.04	1,755	0.06
Estonia	1,434	0.06	2,254	0.08
Ethiopia	127	*	947	0.03
Fiji	287	0.01	1,107	0.04
Finland	15,697	0.61	16,517	0.61
France	121,015	4.72	121,835	4.48
Gabon	1,268	0.05	2,088	0.08
Gambia, The	94	*	914	0.03
Georgia	1,380	0.05	2,200	0.08
Germany	128,908	5.02	129,728	4.77
Ghana	5,546	0.22	6,366	0.23
Greece	6,898	0.27	7,718	0.28
Grenada	74	*	894	0.03
Guatemala	1,084	0.04	1,904	0.07
Guinea	339	0.01	1,159	0.04
Guinea-Bissau	18	*	838	0.03
Guyana	1,392	0.05	2,212	0.08
Haiti	822	0.03	1,642	0.06
Honduras	495	0.02	1,315	0.05
Hungary	11,771	0.46	12,591	0.46
Iceland	42	*	862	0.03
India	102,947	4.01	103,767	3.82
Indonesia	31,602	1.23	32,422	1.19
Iran, Islamic Republic of	1,444	0.06	2,264	0.08
Iraq	147	0.01	967	0.04
Ireland	1,290	0.05	2,110	0.08
Israel	2,135	0.08	2,955	0.11
Italy	81,342	3.17	82,162	3.02
Jamaica	4,282	0.17	5,102	0.19
Japan	162,534	6.33	163,354	6.01
Jordan	941	0.04	1,761	0.06
Kazakhstan	4,637	0.18	5,457	0.20
Kenya	4,041	0.16	4,861	0.18
Kiribati	12	*	832	0.03
Korea, Republic of	28,148	1.10	28,968	1.07
Kosovo	1,454	0.06	2,274	0.08
Kuwait	15,073	0.59	15,893	0.58
Kyrgyz Republic	1,720	0.07	2,540	0.09
Lao People’s Dem. Rep.	278	0.01	1,098	0.04
Latvia	2,150	0.08	2,970	0.11
Lebanon	135	0.01	955	0.04

* Less than .005 percent

+ May differ from the sum of the individual percentages shown because of rounding

Members	Capital Stock		Voting Power
	Amount paid	Percent of total	Number of votes	Percent of total
Lesotho	71	*	891	0.03
Liberia	83	*	903	0.03
Libya	55	*	875	0.03
Lithuania	2,341	0.09	3,161	0.12
Luxembourg	2,139	0.08	2,959	0.11
Macedonia, FYR of	536	0.02	1,356	0.05
Madagascar	432	0.02	1,252	0.05
Malawi	1,822	0.07	2,642	0.10
Malaysia	16,606	0.65	17,426	0.64
Maldives	16	*	836	0.03
Mali	451	0.02	1,271	0.05
Malta	1,615	0.06	2,435	0.09
Marshall Islands	663	0.03	1,483	0.05
Mauritania	214	0.01	1,034	0.04
Mauritius	1,665	0.06	2,485	0.09
Mexico	30,532	1.19	31,352	1.15
Micronesia, Fed. States of	744	0.03	1,564	0.06
Moldova	1,192	0.05	2,012	0.07
Mongolia	144	0.01	964	0.04
Montenegro	1,035	0.04	1,855	0.07
Morocco	9,635	0.38	10,455	0.38
Mozambique	322	0.01	1,142	0.04
Myanmar	666	0.03	1,486	0.05
Namibia	404	0.02	1,224	0.05
Nepal	822	0.03	1,642	0.06
Netherlands	56,131	2.19	56,951	2.10
New Zealand	3,583	0.14	4,403	0.16
Nicaragua	715	0.03	1,535	0.06
Niger	147	0.01	967	0.04
Nigeria	27,672	1.08	28,492	1.05
Norway	17,599	0.69	18,419	0.68
Oman	1,187	0.05	2,007	0.07
Pakistan	21,292	0.83	22,112	0.81
Palau	25	*	845	0.03
Panama	1,007	0.04	1,827	0.07
Papua New Guinea	1,147	0.04	1,967	0.07
Paraguay	436	0.02	1,256	0.05
Peru	8,373	0.33	9,193	0.34
Philippines	13,658	0.53	14,478	0.53
Poland	7,605	0.30	8,425	0.31
Portugal	8,324	0.32	9,144	0.34
Qatar	1,650	0.06	2,470	0.09
Romania	4,278	0.17	5,098	0.19
Russian Federation	102,853	4.01	103,673	3.82
Rwanda	306	0.01	1,126	0.04
Samoa	35	*	855	0.03
Sao Tome and Principe	439	0.02	1,259	0.05
Saudi Arabia	51,038	1.99	51,858	1.91
Senegal	2,299	0.09	3,119	0.11
Serbia	1,803	0.07	2,623	0.10
Seychelles	27	*	847	0.03
Sierra Leone	223	0.01	1,043	0.04
Singapore	177	0.01	997	0.04
Slovak Republic	4,457	0.17	5,277	0.19
Slovenia	1,585	0.06	2,405	0.09
Solomon Islands	37	*	857	0.03
Somalia	83	*	903	0.03
South Africa	17,418	0.68	18,238	0.67
South Sudan	1,880	0.07	2,700	0.10
Spain	37,026	1.44	37,846	1.39
Sri Lanka	7,491	0.29	8,311	0.31
St. Kitts and Nevis	638	0.02	1,458	0.05
St. Lucia	74	*	894	0.03
Sudan	111	*	931	0.03
Suriname	620	0.02	1,440	0.05
Swaziland	684	0.03	1,504	0.06
Sweden	26,876	1.05	27,696	1.02
Switzerland	44,063	1.72	44,883	1.65
Syrian Arab Republic	194	0.01	1,014	0.04
Tajikistan	1,212	0.05	2,032	0.07
Tanzania	1,003	0.04	1,823	0.07
Thailand	11,781	0.46	12,601	0.46
Timor-Leste	777	0.03	1,597	0.06
Togo	808	0.03	1,628	0.06
Tonga	34	*	854	0.03
Trinidad and Tobago	4,112	0.16	4,932	0.18
Tunisia	3,566	0.14	4,386	0.16
Turkey	15,837	0.62	16,657	0.61
Turkmenistan	810	0.03	1,630	0.06
Uganda	735	0.03	1,555	0.06
Ukraine	10,159	0.40	10,979	0.40
United Arab Emirates	4,033	0.16	4,853	0.18
United Kingdom	121,015	4.72	121,835	4.48
United States	569,379	22.19	570,199	20.99
Uruguay	3,569	0.14	4,389	0.16
Uzbekistan	3,873	0.15	4,693	0.17
Vanuatu	55	*	875	0.03
Venezuela, Rep. Boliv. de	27,588	1.08	28,408	1.05
Vietnam	446	0.02	1,266	0.05
Yemen, Republic of	715	0.03	1,535	0.06
Zambia	1,286	0.05	2,106	0.08
Zimbabwe	3,215	0.13	4,035	0.15

Total June 30, 2017	2,566,199	100.00+	2,717,079	100.00+

Total June 30, 2016	2,566,199	100.00+	2,717,079	100.00+

The notes to the Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PURPOSE

The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group (WBG), which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC’s activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC’s share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, and fund investments through the IFC Asset Management Company, LLC and other IFC crisis initiatives. In addition to project finance and mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The Consolidated Financial Statements include the financial statements of IFC and consolidated subsidiaries as detailed in Note B. The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP). In the opinion of management, the Consolidated Financial Statements reflect all adjustments necessary for the fair presentation of IFC’s financial position and results of operation.

Consolidated Financial Statements presentation – Certain amounts in prior years have been changed to conform to the current year’s presentation.

Advisory services – Funding received for IFC advisory services from governments and other donors are recognized as contribution revenue when the conditions on which they depend are substantially met. Advisory services expenses are recognized in the period incurred. Advisory client fees and administration fees are recognized as income when earned. See Notes S and U.

Functional currency – IFC’s functional currency is the United States dollar (US dollars or $).

Use of estimates – The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans and impairment of debt securities and equity investments; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments); projected benefit obligations, fair value of pension and other postretirement benefit plan assets, and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC’s operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.

IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. IFC undertakes continuous review and analysis of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Consolidation, non-controlling interests and variable interest entities – IFC consolidates:

i)	all majority-owned subsidiaries;
ii)

limited partnerships in which it is the general partner, unless the presumption of control is overcome by certain management participation or other rights held by minority shareholders/limited partners; and

iii)	variable interest entities (VIEs) for which IFC is deemed to be the VIE’s primary beneficiary (together, consolidated subsidiaries).

Significant intercompany accounts and transactions are eliminated in consolidation.

Equity interests in consolidated subsidiaries held by third parties are referred to as non-controlling interests. Such interests and the amount of consolidated net income/loss attributable to those interests are identified within IFC’s consolidated balance sheet and consolidated income statement as “non-controlling interests” and “net gains/losses attributable to non-controlling interests”, respectively.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

An entity is a VIE if:

i)	its equity is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties;
ii)	its equity investors do not have decision-making rights about the entity’s operations; or
iii)	its equity investors do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A variable interest is a contractual, ownership or other interest whose value changes as the fair value of the VIE’s net assets change. IFC’s variable interests in VIEs arise from financial instruments, service contracts, guarantees, leases or other monetary interests in those entities.

IFC is considered to be the primary beneficiary of a VIE if it has the power to direct the VIE’s activities that most significantly impact its economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE.

In those cases, IFC was considered to be the primary beneficiary if it would absorb the majority of the VIE’s expected losses or expected residual returns. See “Recently adopted accounting standards” in this Note A and Note M for more information regarding the adoption of ASU 2015-02. IFC has a number of investments in VIEs that it manages and supervises in a manner consistent with other portfolio investments.

Fair Value Option and Fair Value Measurements – IFC has adopted FASB Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures (ASC 820) and the Fair Value Option subsections of ASC Topic 825, Financial Instruments (ASC 825 or the Fair Value Option). ASC 820 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value. ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.

The Fair Value Option

IFC	has elected the Fair Value Option for the following financial assets and financial liabilities:
i)	investees in which IFC has significant influence:
a)	direct investments in securities issued by the investee and, if IFC would have otherwise been required to apply equity method accounting, all other financial interests in the investee (e.g., loans);
b)	investments in Limited Liability Partnerships (LLPs), Limited Liability Companies (LLCs) and other investment fund structures that maintain specific ownership accounts and loans or guarantees to such;
ii)	direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence;
iii)	all equity interests in private equity funds;
iv)	certain hybrid instruments in the investment portfolio;
v)

all market borrowings and investments in certain debt securities that are economically hedged with financial instruments that are accounted for at fair value with changes therein reported in earnings; and

vi)	borrowings from IDA.

All borrowings and investments in debt securities for which the Fair Value Option has been elected are economically hedged with derivative or other financial instruments that are accounted for at fair value with changes in fair value reported in earnings as such changes occur. Measuring at fair value those borrowings and investments for which the Fair Value Option has been elected mitigates the earnings volatility that would otherwise occur, due to measuring the borrowings and investments and related economic hedges differently, without having to apply ASC Topic 815’s, Derivatives and Hedging (ASC 815) complex hedge accounting requirements.

Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the consolidated balance sheet based on a measure (fair value) that IFC considers preferable to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, ASC 825 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans to certain of such investees; therefore, the Fair Value Option is also applied to those loans. IFC elected the Fair Value Option for equity investments with 20% or more ownership where it does not have significant influence so that the same measurement method (fair value) will be applied to all equity investments with more than 20% ownership.

The FVO has been elected for certain hybrid instruments in the investment portfolio that would otherwise require bifurcation of the host and embedded derivative. Election of the FVO for these instruments eliminates the bifurcation requirement.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equity securities held by consolidated subsidiaries that are investment companies

Pursuant to ASC Topic 946, Financial Services - Investment Companies (ASC 946) and ASC Topic 810, Consolidation, equity securities held by consolidated subsidiaries that are investment companies are accounted for at fair value, with unrealized gains and losses reported in earnings.

Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity’s principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming that market participants act in their economic best interest, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under ASC 820, fair value measurements are not adjusted for transaction costs.

Pursuant to ASC Topic 320, Investments - Debt and Equity Securities (ASC 320), IFC reports equity investments that are listed in markets that provide readily determinable fair values at fair value, with unrealized gains and losses being reported in other comprehensive income.

ASC 820 established a fair value hierarchy which gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to unobservable inputs that are not corroborated by market data (Level 3). Fair value measurements are required to maximize the use of available observable inputs.

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date. It includes IFC’s debt securities and equity investments, which are listed in markets that provide readily determinable fair values, government issues and money market funds in the liquid assets portfolio, and market borrowings that are listed on exchanges.

Level 2: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly for substantially the full term of the asset or liability. It includes financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed. Financial instruments categorized as Level 2 include non-exchange-traded derivatives such as interest rate swaps, cross-currency swaps, certain asset-backed securities, as well as the majority of trading securities in the liquid asset portfolio, and the portion of IFC’s borrowings accounted for at fair value not included in Level 1.

Level 3: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. It consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data. Level 3 includes equity and debt securities in the investment portfolios that are not listed in markets that provide readily determinable fair values, all loans for which IFC has elected the Fair Value Option, and certain hard-to-price securities in the liquid assets portfolio.

IFC estimates the fair value of its investments in private equity funds that do not have readily determinable fair value based on the funds’ net asset values (NAVs) per share as a practical expedient to the extent that a fund reports its investment assets at fair value and has all the attributes of an investment company, pursuant to ASC 946. If the NAV is not as of IFC’s measurement date, IFC adjusts the most recent NAV, as necessary, to estimate a NAV for the investment that is calculated in a manner consistent with the fair value measurement principles established by ASC 820.

Remeasurement of foreign currency transactions – Assets and liabilities not denominated in US dollars, other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at June 30, 2017 and June 30, 2016. Disbursed equity investments, other than those accounted for at fair value, are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.

Loans – IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC’s practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Certain loans are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on loans accounted for at fair value under the Fair Value Option are reported in Net unrealized gains and losses on non-trading financial instruments accounted for at fair value on the consolidated income statement.

Certain loans originated by IFC contain income participation, prepayment and conversion features. These features are bifurcated and separately accounted for in accordance with ASC 815 if IFC has not elected the Fair Value Option for the loan host contracts and the features meet the definition of a derivative and are not considered to be clearly and closely related to their host loan contracts. Otherwise, these features are accounted for as part of their host loan contracts in accordance with IFC’s accounting policies for loans as indicated herein.

Loans held for sale are carried at the lower of cost or fair value. The excess, if any, of amortized cost over fair value is accounted for as a valuation allowance. Changes in the valuation allowance are recognized in net income as they occur.

Revenue recognition on loans – Interest income and commitment fees on loans are recorded as income on an accrual basis. Loan origination fees and direct loan origination costs are deferred and amortized over the estimated life of the originated loan; such amortization is determined using the interest method unless the loan is a revolving credit facility in which case amortization is determined using the straight-line method. Prepayment fees are recorded as income when received.

IFC does not recognize income on loans where collectability is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the consolidated balance sheet.

Reserve against losses on loans – IFC recognizes impairment on loans not carried at fair value in the consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income, which increases or decreases the reserve against losses on loans. Individually impaired loans are measured based on the present value of expected future cash flows to be received, observable market prices, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral.

The reserve against losses on loans reflects management’s estimates of both identified probable losses on individual loans (specific reserves) and probable losses inherent in the portfolio but not specifically identifiable (portfolio reserves). The determination of identified probable losses represents management’s judgment of the creditworthiness of the borrower. Reserves against losses are established through a review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan’s contractual terms. Information and events, with respect to the borrower and/or the economic and political environment in which it operates, considered in determining that a loan is impaired include, but are not limited to, the borrower’s financial difficulties, breach of contract, bankruptcy/reorganization, credit rating downgrade as well as geopolitical conflict, financial/economic crisis, commodity price decline, adverse local government action and natural disaster. Unidentified probable losses are the losses incurred at the reporting date that have not yet been specifically identified. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.

For purposes of providing certain disclosures about IFC’s entire reserve against losses on loans, IFC considers its entire loan portfolio to comprise one portfolio segment. A portfolio segment is the level at which the method for estimating the reserve against losses on loans is developed and documented.

Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are partially offset by recoveries, if any, associated with previously written-off loans.

Equity investments – IFC invests primarily for developmental impact; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLPs and LLCs, and/or as an investor in private equity funds.

Revenue recognition on equity investments – Equity investments, which are listed in markets that provide readily determinable fair values, are accounted for as available-for-sale securities at fair value with unrealized gains and losses reported in other comprehensive income in accordance with ASC 320. As noted above under “Fair Value Option and Fair Value Measurements”, direct equity investments and investments in LLPs and LLCs that maintain separate ownership accounts in which IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and all new equity interests in funds are accounted for at fair value under the Fair Value Option. Direct equity investments in which IFC does not have significant influence and which are not listed in markets that provide readily determinable fair values are carried at cost, less impairment. Notwithstanding the foregoing, equity securities held by consolidated subsidiaries that are investment companies are accounted for at fair value, with unrealized gains and losses reported in earnings.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

IFC’s investments in certain private equity funds in which IFC is deemed to have a controlling financial interest, are fully consolidated by IFC, as the presumption of control by the fund manager or the general partner has been overcome. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is applied to IFC’s investments in its oil and gas unincorporated joint ventures (UJVs). IFC’s share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.

Unrealized gains and losses on equity investments accounted for at fair value under the Fair Value Option are reported in income from equity investments and associated derivatives on the consolidated income statement. Unrealized gains and losses on equity investments listed in markets that provide readily determinable fair values which are accounted for as available-for-sale are reported in other comprehensive income. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold.

Dividends on listed equity investments are recorded on the ex-dividend date, and dividends on unlisted equity investments are recorded upon receipt of notice of declaration. Realized gains on listed equity investments are recorded upon trade date, and realized gains on unlisted equity investments are recorded upon incurring the obligation to deliver the applicable shares. Losses are recognized when incurred.

IFC enters into put and call option and warrant agreements in connection with certain equity investments; these are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Gains and losses on debt conversions and exchanges of equity interests – Loan and debt security conversions to equity interests are based on the fair value of the equity interests received. Transfers of equity interests in exchange for equity interests in other entities and other non-cash transactions are generally accounted for based on the fair value of the asset relinquished unless the fair value of the asset received is more clearly evident in which case the accounting is based on the fair value of the asset received. The difference between the fair value of the asset received and the recorded amount of the asset relinquished is recorded as a gain or loss in the income statement.

Impairment of equity investments – Equity investments accounted for at cost, less impairment and available-for-sale are assessed for impairment each quarter. When impairment is identified, it is generally deemed to be other-than-temporary, and the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Such other-than-temporary impairments are recognized in net income. Subsequent increases in the fair value of available-for-sale equity investments are included in other comprehensive income, while subsequent decreases in fair value, if not other-than-temporary impairment, also are included in other comprehensive income.

Debt securities – Debt securities in the investment portfolio are classified as available-for-sale and carried at fair value on the consolidated balance sheet with unrealized gains and losses included in accumulated other comprehensive income until realized. Realized gains on sales of debt securities and interest on debt securities is included in income from debt securities and realized gains and losses on debt securities and associated derivatives on the consolidated income statement.

Certain debt securities are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on debt securities accounted for at fair value under the Fair Value Option are reported in net unrealized gains and losses on non-trading financial instruments accounted for at fair value on the consolidated income statement.

IFC invests in certain debt securities with conversion features; these features are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Impairment of debt securities – In determining whether an unrealized loss on debt securities is other-than-temporary, IFC considers all relevant information including the length of time and the extent to which fair value has been less than amortized cost, whether IFC intends to sell the debt security or whether it is more likely than not that IFC will be required to sell the debt security, the payment structure of the obligation and the ability of the issuer to make scheduled interest or principal payments, any changes to the ratings of a security, and relevant adverse conditions specifically related to the security, an industry or geographic sector.

Debt securities in the investment portfolio are assessed for impairment each quarter. When impairment is identified, the entire impairment is recognized in net income if (1) IFC intends to sell the security, or (2) it is more likely than not that IFC will be required to sell the security before recovery. However, if IFC does not intend to sell the security and it is not more likely than not that IFC will be required to sell the security but the security has a credit loss, the impairment charge will be separated into the credit loss component, which is recognized in net income, and the remainder which is recorded in other comprehensive income. The impaired value becomes the new amortized cost basis of the debt security. Subsequent fair value increases and decreases in the fair value of debt securities, if not an additional other-than-temporary impairment, are included in other comprehensive income.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The difference between the new amortized cost basis of debt securities for which an other-than-temporary impairment has been recognized in net income and the cash flows expected to be collected is accreted to interest income using the effective yield method. Significant subsequent increases in the expected or actual cash flows previously expected are recognized as a prospective adjustment of the yield.

Guarantees – IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. As part of these financial guarantee facilities, IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds or loans. Under the terms of IFC’s guarantees, IFC agrees to assume responsibility for the client’s financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the “inception” of the guarantee. Guarantees are regarded as called when IFC’s obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (i) the stand-ready obligation to perform and (ii) the contingent liability. The fair value of the stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves against losses are established, based on the estimated probable loss. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the consolidated balance sheet.

Designations of retained earnings – IFC establishes funding mechanisms for specific Board approved purposes through designations of retained earnings. Designations of retained earnings for grants to IDA are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is approved by the Board of Governors. All other designations are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is noted with approval by the Board of Directors. Total designations of retained earnings are determined based on IFC’s annual income before expenditures against designated retained earnings and net unrealized gains and losses on non-trading financial instruments accounted for at fair value in excess of $150 million, and contemplating the financial capacity and strategic priorities of IFC.

Expenditures resulting from such designations are recorded as expenses in IFC’s consolidated income statement in the year in which they are incurred and reduces the respective designated retained earnings for such purposes. Expenditures are deemed to have been incurred when IFC has ceded control of the funds to the recipient. If the recipient is deemed to be controlled by IFC, the expenditure is deemed to have been incurred only when the recipient disburses the funds to a non-related party. On occasion, recipients who are deemed to be controlled by IFC make investments. In such cases, IFC includes those assets on its consolidated balance sheet until the recipient disposes of or transfers the asset or IFC is deemed to no longer be in control of the recipient. These investments have had no material impact on IFC’s financial position, results of operations, or cash flows. Investments resulting from such designations are recorded on IFC’s consolidated balance sheet in the year in which they occur, also having the effect of reducing the respective designated retained earnings for such purposes.

Liquid asset portfolio – The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements and receivable for cash collateral pledged, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges. IFC’s liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include positions in high quality fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. Asset-backed and mortgage-backed securities include agency and non-agency residential mortgage-backed securities, commercial mortgage-backed securities, consumer, auto and student loan-backed securities, commercial real estate collateralized debt obligations and collateralized loan obligations.

Securities and related derivative instruments within IFC’s liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities. Gains and losses realized on the sale of trading securities are computed on a specific security basis.

IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as cash and as cash equivalents in the consolidated statement of cash flows because they are generally readily convertible to known amounts of cash within 90 days of acquisition generally when the original maturities for such instruments are under 90 days or in some cases are under 180 days.

Repurchase, resale and securities lending agreements – Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price. Securities lending agreements are similar to repurchase agreements except that the securities loaned are securities that IFC has received as collateral under unrelated agreements and allowed by contract to rehypothecate. Amounts due under securities lending agreements are included in securities sold under repurchase agreements and payable for cash collateral received on the consolidated balance sheet.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

It is IFC’s policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase, resale and securities lending agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.

Borrowings – To diversify its access to funding, and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. In managing the currency exposure inherent in borrowing in a variety of currencies, generally, IFC either simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions or utilizes liquid asset portfolio or debt investments denominated in the same currency to economically hedge changes in the fair value of certain borrowings. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Substantially all borrowings are carried at fair value under the Fair Value Option with changes in fair value reported in net unrealized gains and losses on non-trading financial instruments accounted for at fair value in the consolidated income statement.

Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Risk management and use of derivative instruments – IFC enters into transactions in various derivative instruments primarily for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities and equity investments, client risk management, borrowing, liquid asset portfolio management and asset and liability management. There are no derivatives designated as accounting hedges.

All derivative instruments are recorded on the consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, debt securities and equity investments are bifurcated from the host contract and recorded at fair value as derivative assets or liabilities unless the hybrid instrument is accounted for at fair value with any changes in fair value reported in income. The fair value at inception of such embedded derivatives is excluded from the carrying amount of the host contracts on the consolidated balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio and those associated with equity investments are recorded in net unrealized gains and losses on non-trading financial instruments accounted for at fair value. The risk management policy for each of IFC’s principal business activities and the accounting policies particular to them are described below.

Lending activities IFC’s policy is to closely match the currency, interest rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars.

Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC’s loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reported in net income in net unrealized gains and losses on non-trading financial instruments accounted for at fair value.

Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries’ capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC generally uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert certain of such borrowings into variable rate US dollar obligations, consistent with IFC’s matched funding policy. IFC elects to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument, liquid asset portfolio investment or debt investment is used to create an economic hedge. Changes in the fair value of such borrowings and the associated derivatives are reported in net unrealized gains and losses on non-trading financial instruments accounted for at fair value in the consolidated income statement.

Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars or by utilizing market borrowings denominated in the same currency to economically hedge changes in the fair value of certain liquid asset portfolio investments. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in income from liquid asset trading activities.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through sales or purchases of currency. Interest rate risk arising from mismatches due to write-downs, prepayments and re-schedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements with its derivative market counterparties governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if the credit exposure to one of the parties to the agreement, on a mark-to-market basis, exceeds a specified level, that party must post collateral to cover the excess, generally in the form of liquid government securities or cash. IFC does not offset the fair value amounts of derivatives and obligations to return, or rights to receive, cash collateral associated with these master-netting agreements.

Loan participations – IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC’s consolidated balance sheet. All other loan participations are accounted for as secured borrowings and are included in loans on IFC’s consolidated balance sheet, with the related secured borrowings included in payables and other liabilities on IFC’s consolidated balance sheet.

Pension and other postretirement benefits – IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to IFC is included in income or expense from pension and other postretirement benefit plans in the consolidated income statement. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

Recently adopted accounting standards – In June 2013, the FASB issued ASU 2013-08, Investment Companies (Topic 946): Amendments to the Scope, Measurement and Disclosure Requirements (ASU 2013-08). Among other things, ASU 2013-08 amends the criteria for an entity to qualify as an investment company under ASC Topic 946, introduces new disclosure requirements applicable to investment companies, and amends the measurement criteria for certain investments by an investment company in another investment company. ASU 2013-08 is applicable for annual reporting periods and interim periods within those annual periods, beginning after December 15, 2013 (which was the year ended June 30, 2015 for IFC). IFC adopted ASU 2013-08 on July 1, 2014 with no material impact on IFC’s financial position, results of operations or cash flows.

In June 2014, the FASB issued ASU 2014-11, Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures (ASU 2014-11). ASU 2014-11 requires secured borrowing accounting for repurchase-to-maturity transactions, eliminates current accounting guidance on linking repurchase financing transactions and expands disclosure requirements related to certain transfers of financial assets that are accounted for as sales and repurchase agreements, securities lending transactions and repurchase to maturity transactions accounted for as secured borrowings. The accounting changes and expanded disclosure requirements for certain transfers accounted as sales are applicable for the first interim or annual reporting period beginning after December 15, 2014 (which was the interim period ended March 31, 2015 for IFC).    The disclosure requirements for certain transactions accounted for as secured borrowings are applicable for interim periods beginning after March 15, 2015 (which was the three months ended June 30, 2015 for IFC) and are reflected in Note P. IFC adopted ASU 2014-11’s accounting changes on January 1, 2015 with no material impact on IFC’s financial position, results of operations or cash flows.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In May 2015, the FASB issued ASU No. 2015-07, Disclosure for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments whose fair values are measured at NAV (or its equivalent) under the practical expedient in the ASC, requires disclosure by reporting entities of the amount of investments measured at NAV (or its equivalent) under the practical expedient, and limits the disclosure requirements for all investments eligible to be measured at NAV under the practical expedient to only those to which the practical expedient is applied. ASU 2015-07 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. As permitted, IFC early adopted ASU 2015-07 effective June 30, 2015 as reflected in Note R.

In February 2015, the FASB issued ASU 2015-02, Amendments to the Consolidation Analysis (ASU 2015-02). ASU 2015-02 amends ASC Topic 810, Consolidation, by modifying the evaluation of whether limited partnerships and similar entities are VIEs; eliminating the presumption that a general partner should consolidate a limited partnership; modifying the consolidation assessment of reporting entities that are involved with VIEs, particularly those that have fee arrangements (with the VIE) and related party relationships; providing a scope exception from Topic 810 for reporting entities with interests in certain money market funds. ASU 2015-02 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 (which is the year ending June 30, 2017 for IFC). As permitted, IFC early adopted ASU 2015-02 on July 1, 2015, as reflected in Note M, with no material impact on IFC’s financial position, results of operations or cash flows.

In November 2014, the FASB issued ASU 2014-16, Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity (ASU 2014-16). ASU 2014-16 requires, for purposes of evaluating embedded features for bifurcation under ASU 815, the determination of the nature of a host contract issued in share form to be based on the economic characteristics and risks of the entire hybrid instrument, including the embedded feature being evaluated. Further, the ASU stipulates that the existence or omission of any single term or feature does not necessarily determine the economic characteristics and risks of the host. ASU 2014-16 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 (which is the year ending June 30, 2017 for IFC). As permitted, IFC early adopted ASU 2014-16 on January 1, 2016 with no material impact on IFC’s financial position, results of operations or cash flows.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Instruments - Going Concern (ASU 2014-15). ASU 2014-15 requires reporting entities to perform interim and annual assessments of their ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements (or within one year of the date on which the financial statements are available to be issued). A reporting entity will be required to make certain disclosures if there is substantial doubt about the entity’s ability to continue to as a going concern. ASU 2014-15 is effective for annual periods ending after December 15, 2016 (which is the year ending June 30, 2017 for IFC) and for interim periods thereafter. IFC adopted ASU 2014-15, effective June 30, 2017, with no material impact on IFC’s financial position, results of operations or cash flows.

Accounting standards under evaluation – In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) became law. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. Pending the development of these rules, no impact on IFC has been determined as of June 30, 2017. IFC continues to evaluate the potential future implications of the Act.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASU 2014-09). ASU 2014-09 replaces most existing revenue recognition guidance by establishing a single recognition model for revenue arising from contracts with customers to deliver goods and services and requires additional disclosure regarding those revenues - it does not change current accounting guidance for derivative contracts, investments in and transfers of financial instruments or guarantees. ASU 2014-09 is currently applicable for annual reporting periods and interim periods within those annual periods, beginning after December 15, 2017 (which is the year ending June 30, 2019 for IFC). IFC is currently evaluating the impact of ASU 2014-09.

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Liabilities (ASU 2016-01). ASU 2016-01 requires all investments in equity securities to be accounted for at fair value through net income. However, entities may elect to account for equity investments that do not have readily determinable fair values at cost less impairment, as adjusted for observable price changes in orderly transactions for the identical and similar instrument of the issuer. ASU 2016-01 will require separate presentation in other comprehensive income (OCI) the portion of the total change in fair value resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value under the FVO. For public business entities, ASU 2016-01 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, (which is the year ending June 30, 2019 for IFC). ASC 2016-01’s requirements are to be adopted by means of a cumulative-effect adjustment of the balance sheet as of the beginning of the fiscal year of adoption. Entities may adopt ASU 2016-01’s guidance relative to OCI recognition of changes in fair value due to changes in the instrument-specific credit risk of liabilities measured under the FVO for financial statements of fiscal years or interim periods that have not yet been issued, as of the beginning of the fiscal year of adoption – otherwise early adoption is not permitted. IFC is currently evaluating the impact of ASU 2016-01 which will be impacted by the market conditions at the time of adoption on July 1, 2018.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 introduces a new accounting model that will result in lessees recording most leases on the balance sheet, aligns many of the underlying profit recognition principles with those in ASU 2014-09 and eliminates the use of “bright line” tests currently required for determining lease classification. ASU 2016-02 is effective for fiscal years, and interim periods within the fiscal years, beginning after December 15, 2018, (which is the year ending June 30, 2020 for IFC). Earlier adoption is permitted. IFC is currently evaluating the impact of ASU 2016-02.

In March 2016, the FASB issued ASU 2016-06, Contingent Put and Call Options in Debt Instruments; ASU 2016-07, Simplifying the Transition to the Equity Method of Accounting; and ASU 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross Versus Net). ASU 2016-06 clarifies certain matters regarding the assessment required under ASC 815 of whether contingent puts and calls embedded in debt instruments require bifurcation. ASU 2016-06 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016, (which is the year ended June 30, 2018 for IFC). Early adoption is permitted. ASU 2016-06 will have no material impact on IFC’s financial position, results of operations or cash flows.

ASU 2016-07 simplifies the equity method of accounting by eliminating the requirement to retroactively apply the equity method to an investment that subsequently qualifies for such accounting as a result of an increase in ownership and/or degree of influence. Consequently, when an investment qualifies for equity method accounting, the cost of acquiring the additional ownership would be added to the investor’s previous cost basis and the equity method subsequently applied upon the date the investor obtains the ability to exercise significant influence over the investee. ASU 2016-07 is effective for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2016, (which is the year ended June 30, 2018 for IFC). Given IFC’s current election of the FVO for all investments that otherwise qualify for equity method accounting, ASU 2016-07 is not expected to materially impact IFC’s financial position, results of operations or cash flows.

ASU 2016-08 amends ASU 2014-09’s principal-versus-agent guidance. It requires a reporting entity to evaluate whether it is a principal or agent for each specified good or service in a contract with a customer and clarifies the application of the related indicators in accordance with ASC 2014-09’s control principle. ASU 2016-08 has the same effective date as 2014-09, (which is the year ending June 30, 2019 for IFC). IFC is currently evaluating the impact of ASU 2016-08.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (ASU 2016-13). ASU 2016-13 requires the measurement of estimated credit losses on financial instruments held at the balance sheet date based on historical loss experience, current conditions, and reasonable and supportable forecasts of future economic conditions. Contrary to the incurred impairment loss accounting model currently in place, this forward-looking approach is intended to result in the immediate recognition of all estimated credit losses expected to occur over the remaining life of the instruments. The resulting allowance for current expected credit losses (CECL) reduces the amortized cost basis of a financial asset to an amount expected to be collected. For future periods which cannot be forecasted in a reasonable and supportable manner, the reporting entity will revert to historical loss experience. Although ASU 2016-13 does not prescribe a specific methodology, it requires a collective assessment for financial assets with similar risk characteristics. Credit losses for financial assets that do not share similar risk characteristics with other financial assets will be measured individually. Impairment of investments in available-for-sale debt securities will be recognized via the allowance method, which allows for immediate reversals of credit losses. ASU 2016-13 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 (which is the year ended June 30, 2021 for IFC). IFC is currently evaluating the impact of ASU 2016-13.

In October, 2016, the FASB issued ASU 2016-17, Consolidation (Topic 810): Interests Held through Related Parties That are under Common Control (ASC 2016-17). ASC 2016-17 amends Topic 810 so that a single decision maker with respect to a VIE is not required to consider interests held through related parties that are under common control with the single decision maker to be the equivalent of direct interests in their entirety. Instead, the entity is required to include those interests on a proportional basis consistent with interests held through other related parties. ASC 2016-17 is effective for fiscal years, and interim periods within those annual periods, beginning after December 5, 2016 (which is the year ended June 30, 2018 for IFC). ASU 2016-17 will have no material impact on IFC’s financial position, results of operations or cash flows.

In March, 2017, The FASB issued ASU 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (ASU 2017-07). ASU 2017-07 requires entities to (1) disaggregate the current-service-cost component from other components of net periodic benefit cost and present it with other current period compensation costs for related employees in the income statement, and (2) present the other components elsewhere in the income statement and outside of income from operations if that subtotal is presented. In addition, ASU 2017-07 requires entities to disclose the income statement lines that contain the other components if they are not presented on appropriately described lines. ASU 2017-07 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2017 (which is the year ended June 30, 2019 for IFC). ASU 2017-07 will have no impact on IFC’s financial position, results of operations or cash flows.

In March, 2017, The FASB issued ASU 2017-08, Premium Amortization on Purchased Callable Debt Securities (ASU 2017-08). ASU 2017-08 shortens the amortization period for certain investments in callable debt securities purchased at a premium by requiring the premium to be amortized to the earliest call date. ASU 2017-08 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018 (which is the year ended June 30, 2020 for IFC). ASU 2016-17 is not expected to have a material impact on IFC’s financial position, results of operations or cash flows.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition, during the year ended June 30, 2017, the FASB issued and/or approved various other ASUs. IFC analyzed and implemented the new guidance, as appropriate, with no material impact on the financial position, results of operations or cash flows of IFC.

NOTE B – SCOPE OF CONSOLIDATION

IFC Asset Management Company, LLC (AMC) and AMC Funds

IFC, through its wholly owned subsidiary, AMC, mobilizes capital from outside IFC’s traditional investor pool and manages third-party capital. AMC is consolidated into IFC’s financial statements. At June 30, 2017, IFC has provided $2 million of capital to AMC ($2 million - June 30, 2016).

As a result of the consolidation of AMC, amounts included in IFC’s consolidated balance sheet at June 30, 2017 and June 30, 2016 comprise (US$ millions):

	June 30, 2017	June 30, 2016
Cash, receivables and other assets	$58	$55
Equity investments	*	*
Payables and other liabilities	2	2

* Less than $0.5 million.

As a result of the consolidation of AMC, amounts included in IFC’s consolidated statement of operations for the years ended June 30, 2017, June 30, 2016 and June 30, 2015 comprise (US$ millions):

	2017	2016	2015
Other income	$79	$66	$59
Other expenses	23	24	20

At June 30, 2017, AMC managed thirteen funds (collectively referred to as the AMC Funds). All AMC Funds are investment companies and are required to report their investment assets at fair value through net income. IFC’s ownership interests in these AMC Funds are shown in the following table:

AMC Funds	IFC’s ownership interest
IFC Capitalization (Equity) Fund, L.P.	61	%**
IFC Capitalization (Subordinated Debt) Fund, L.P.	13%
IFC African, Latin American and Caribbean Fund, LP	20%
Africa Capitalization Fund, Ltd.	-
IFC Russian Bank Capitalization Fund, LP	45%
IFC Catalyst Funds	18	%***
IFC Global Infrastructure Fund, LP	17%
China-Mexico Fund, LP	-
IFC Financial Institutions Growth Fund, LP	30%
IFC Global Emerging Markets Fund of Funds	19	%****
IFC Middle East and North Africa Fund, LP s	37%
Women Entrepreneurs Debt Fund, LP	27%
IFC Emerging Asia Fund, LP	34%

**   By virtue of certain rights granted to non-IFC limited partner interests, IFC does not control or consolidate this fund.

*** The ownership interest of 18% reflects IFC’s ownership interest taking into consideration the overall commitments for the IFC Catalyst Funds, which is comprised of IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, IFC Catalyst Funds). IFC does not have an ownership interest in either the IFC Catalyst Fund (UK), LP or the IFC Catalyst Fund (Japan), LP.

**** The ownership interest of 19% reflects IFC’s ownership interest taking into consideration the current committed amounts for the IFC Global Emerging Markets Fund of Funds, which are comprised of IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP. IFC does not have an ownership interest in the IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP.

IFC’s investments in AMC Funds, except for the IFC Russian Bank Capitalization Fund, LP (RBCF) created in June 2012, are accounted for at fair value under the Fair Value Option. RBCF is a VIE and is consolidated by IFC because IFC is deemed its primary beneficiary.

INTERNATIONAL FINANCE CORPORATION

NOTE B – SCOPE OF CONSOLIDATION (continued)

As a result of consolidating RBCF, IFC’s consolidated balance sheet at June 30, 2017 includes $5 million of cash ($41 million of equity investments - June 30, 2016), and non-controlling interests of $3 million ($23 million - June 30, 2016). These non-controlling interests meet the FASB’s definition of mandatorily redeemable financial instruments because the terms of the underlying partnership agreement provide for a termination date at which time its remaining assets are to be sold, its liabilities settled and the remaining net proceeds distributed to the non-controlling interest holders and IFC. As of June 30, 2017, RCBF has completed the exit from all its investments and has initiated the termination and dissolution of the Fund, which is expected to be completed by December 31, 2017. The settlement value or estimate of cash that would be due and payable to settle the non-controlling interests, assuming an orderly liquidation of RBCF on June 30, 2017, approximates the $3 million of non-controlling interests reflected on IFC’s consolidated balance sheet at June 30, 2017.

As of December 31, 2016, IFC Global Emerging Markets Fund of Funds is no longer consolidated because IFC is no longer the sole limited partner with a controlling financial interest due to the admission of a new limited partner. The impact of the de-consolidation on IFC’s financial statements is insignificant.

Other Consolidated entities

In August 2015, IFC created a special purpose vehicle, IFC Sukuk Company, to facilitate a $100 million Sukuk under IFC’s borrowings program. The Sukuk is scheduled to mature in September 2020. IFC Sukuk Company is a VIE and has been consolidated into these Consolidated Financial Statements because IFC is the VIE’s primary beneficiary. The collective impact of this and other entities consolidated into these Consolidated Financial Statements under the VIE or voting interest model is insignificant.

NOTE C – LIQUID ASSET PORTFOLIO

Income from liquid asset trading activities

Income from liquid asset trading activities for the years ended June 30, 2017, June 30, 2016 and June 30, 2015 comprises (US$ millions):

	2017	2016	2015
Interest income, net	$582	$561	$614
Net gains and losses on trading activities (realized and unrealized)	335	(57)	(147)

Total income from liquid asset trading activities	$917	$504	$467

Net gains and losses on trading activities comprise net gains on asset-backed and mortgage-backed securities of $50 million for the year ended June 30, 2017 ($70 million losses - year ended June 30, 2016; $38 million losses – year ended June 30, 2015) and net gains on other trading securities of $285 million for the year ended June 30, 2017 ($13 million gains - year ended June 30, 2016; $109 million losses - year ended June 30, 2015).

The annualized rate of return on the liquid asset trading portfolio, calculated as total income from the liquid asset trading activities divided by fair value average daily balance of total trading securities, during the year ended June 30, 2017, was 3.0% (1.4% - year ended June 30, 2016; 1.3% - year ended June 30, 2015). After the effect of associated derivative instruments, the liquid asset portfolio generally reprices within one year.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C – LIQUID ASSET PORTFOLIO (continued)

Composition of liquid asset portfolio

The composition of IFC’s liquid asset portfolio included in the consolidated balance sheet captions is as follows (US$ millions):

	June 30, 2017	June 30, 2016
Assets
Cash and due from banks	$643	$886
Time deposits	13,576	13,114
Trading securities	30,188	31,212
Securities purchased under resale agreements and receivable for cash collateral pledged	932	495
Derivative assets	241	489
Receivables and other assets:
Receivables from unsettled security trades	586	775
Accrued interest income on time deposits and securities	187	168
Accrued income on derivative instruments	31	19

Total assets	46,384	47,158

Liabilities
Securities sold under repurchase agreements and payable for cash collateral received	5,401	4,143
Derivative liabilities	611	439
Payables and other liabilities:
Payables for unsettled security trades	1,084	1,099
Short-Term Borrowings	36	36
Liability for short sold securities	-	10
Accrued charges on derivative instruments	60	58

Total liabilities	7,192	5,785

Total net liquid asset portfolio	$39,192	$41,373

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C – LIQUID ASSET PORTFOLIO (continued)

The liquid asset portfolio is denominated primarily in US dollars; investments in other currencies, net of the effect of associated derivative instruments that convert non-US dollar securities into US dollar securities, represent 6.3% of the portfolio at June 30, 2017 (6.3% - June 30, 2016).

Trading securities comprises:

	Year ended June 30, 2017	At June 30, 2017
	Fair value average daily balance (US$ million)	Fair value (US$ millions)	Weighted average contractual maturity (years)
Government, agency and government-sponsored agency obligations	$12,137	$13,120	2.0
Asset-backed securities	9,814	8,407	18.1
Corporate securities	8,316	8,534	1.2
Money market funds	113	127	n/a

Total trading securities	$30,380	$30,188

	Year ended June 30, 2016	At June 30, 2016
	Fair value average daily balance (US$ million)	Fair value (US$ millions)	Weighted average contractual maturity (years)
Government, agency and government-sponsored agency obligations	$11,942	$11,083	2.2
Asset-backed securities	12,389	11,860	17.1
Corporate securities	6,882	7,842	1.8
Money market funds	916	427	n/a

Total trading securities	$32,129	$31,212

The expected maturity of the asset-backed securities may be significantly shorter than the contractual maturity, as reported above, due to prepayment features.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE D – INVESTMENTS

The carrying amount of investments at June 30, 2017 and June 30, 2016 comprises (US$ millions):

	June 30, 2017	June 30, 2016
Loans
Loans at amortized cost	$23,033	$22,681
Less: Reserve against losses on loans	(1,483)	(1,775)

Loans at amortized cost less reserve against losses	21,550	20,906
Loans accounted for at fair value under the Fair Value Option
(outstanding principal balance $1,026 at June 30, 2017, $1,093 – June 30, 2016)	970	962

Total loans	22,520	21,868

Equity investments
Equity investments at cost less impairment*	3,209	3,145
Equity investments accounted for at fair value as available-for-sale
(cost $2,122 at June 30, 2017, $2,278 – June 30, 2016)	3,590	3,526
Equity investments accounted for at fair value
(cost $5,973 at June 30, 2017, $5,331 – June 30, 2016)	6,689	5,917

Total equity investments	13,488	12,588

Debt securities
Debt securities accounted for at fair value as available-for-sale
(amortized cost $3,930 at June 30, 2017, $2,553 - June 30, 2016)	3,984	2,474
Debt securities accounted for at fair value under the Fair Value Option
(amortized cost $517 at June 30, 2017, $442 – June 30, 2016)	527	426

Total debt securities	4,511	2,900

Total carrying amount of investments	$40,519	$37,356

* Equity investments at cost less impairment at June 30, 2017 includes unrealized gains of $0 ($7 – June 30, 2016) related to equity investments accounted for as available-for-sale in previous periods and for which readily determinable fair vales are no longer available.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE D – INVESTMENTS (continued)

The distribution of the investment portfolio by industry sector and by geographical region and a reconciliation of total disbursed portfolio to carrying amount of investments is as follows (US$ millions):

	June 30, 2017				June 30, 2016
Sector	Loans	Equity investments	Debt securities	Total	Loans	Equity investments	Debt securities	Total
Manufacturing, agribusiness and services
Asia	$1,645	$928	$293	$2,866	$1,497	$759	$288	$2,544
Europe, Middle East and North Africa	2,426	965	122	3,513	2,707	665	126	3,498
Sub-Saharan Africa, Latin America and Caribbean	2,811	693	103	3,607	2,505	561	77	3,143
Other	587	128	-	715	353	247	-	600

Total manufacturing, agribusiness and services	7,469	2,714	518	10,701	7,062	2,232	491	9,785

Financial markets
Asia	1,919	1,206	1,312	4,437	1,700	1,281	807	3,788
Europe, Middle East and North Africa	1,981	1,203	1,262	4,446	2,031	1,352	450	3,833
Sub-Saharan Africa, Latin America and Caribbean	3,183	821	482	4,486	2,949	988	319	4,256
Other	894	265	225	1,384	743	245	217	1,205

Total financial markets	7,977	3,495	3,281	14,753	7,423	3,866	1,793	13,082

Infrastructure and natural resources
Asia	1,882	603	40	2,525	1,943	582	77	2,602
Europe, Middle East and North Africa	2,079	817	264	3,160	2,144	733	99	2,976
Sub-Saharan Africa, Latin America and Caribbean	3,686	646	77	4,409	3,916	661	116	4,693
Other	211	5	-	216	200	5	-	205

Total infrastructure and natural resources	7,858	2,071	381	10,310	8,203	1,981	292	10,476

Telecom, media & technology, and venture investing
Asia	307	852	109	1,268	407	584	159	1,150
Europe, Middle East and North Africa	111	524	32	667	152	542	31	725
Sub-Saharan Africa, Latin America and Caribbean	346	996	59	1,401	360	960	57	1,377
Other	142	733	40	915	303	628	28	959

Total Telecom, media & technology, and venture investing	906	3,105	240	4,251	1,222	2,714	275	4,211

Total disbursed investment portfolio	$24,210	$11,385	$4,420	$40,015	$23,910	$10,793	$2,851	$37,554

Reserve against losses on loans	(1,483)	-	-	(1,483)	(1,775)	-	-	(1,775)
Unamortized deferred loan origination fees, net and other	(144)	-	-	(144)	(125)	-	-	(125)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets	(7)	(39)	-	(46)	(11)	(41)	-	(52)
Adjustments to disbursed investment portfolio	-	(35)	(62)	(97)	-	10	(22)	(12)
Unrealized losses on equity investments held by consolidated VIEs	-	(7)	-	(7)	-	(8)	-	(8)
Unrealized gains on investments accounted for at fair value as available-for-sale	-	1,468	143	1,611	-	1,248	87	1,335
Unrealized gains (losses) on investments accounted for under the fair value option	(56)	716	10	670	(131)	586	(16)	439

Carrying amount of investments	$22,520	$13,488	$4,511	$40,519	$21,868	$12,588	$2,900	$37,356

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES

Loans

Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives for the years ended June 30, 2017, June 30, 2016 and June 30, 2015 comprise the following (US$ millions):

	2017	2016	2015
Interest income	$1,244	$1,026	$957
Commitment fees	34	34	38
Other financial fees	53	64	71
Realized (losses) gains on loans, guarantees and associated derivatives	(33)	2	57

Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$1,298	$1,126	$1,123

The currency composition and average contractual rate of the disbursed loan portfolio are summarized below:

	June 30, 2017		June 30, 2016
	Amount (US$ millions)	Average contractual rate (%)	Amount (US$ millions)	Average contractual rate (%)
US dollar	$18,065	5.0	$18,565	4.6
Euro	2,729	3.3	2,708	3.5
Chinese renminbi	665	5.6	355	5.9
Indian rupee	455	10.2	397	10.2
Brazilian real	427	12.8	424	16.7
South African rand	373	10.5	196	10.6
Indonesian rupiah	335	7.6	149	10.9
Colombian peso	181	9.7	157	9.2
Philippine peso	156	6.9	180	6.7
Mexican peso	152	10.3	152	7.0
New Romanian lei	125	3.7	94	4.1
Russian ruble	105	11.9	140	12.1
Peruvian soles nuevos	88	8.7	97	8.5
Turkish lira	81	14.4	35	12.5
Dominican pesos	63	11.7	57	11.6
Kazakhstan Tenge	63	17.0	30	11.9
Other currencies
OECD currencies	7	2.4	9	2.9
Non-OECD currencies	140	9.9	165	8.6

Total disbursed loan portfolio	$24,210	5.4	$23,910	5.1

After the effect of interest rate swaps and currency swaps, IFC’s loans are principally denominated in variable rate US dollars.

Loans in all currencies are repayable during the years ending June 30, 2018 through June 30, 2022 and thereafter, as follows (US$ millions):

	2018	2019	2020	2021	2022	Thereafter	Total
Fixed rate loans	$1,072	$842	$1,133	$460	$418	$1,025	$4,950
Variable rate loans	3,389	2,690	3,613	2,472	1,638	5,458	19,260

Total disbursed loan portfolio	$4,461	$3,532	$4,746	$2,932	$2,056	$6,483	$24,210

At June 30, 2017, 20% of the disbursed loan portfolio consisted of fixed rate loans (20% - June 30, 2016), while the remainder was at variable rates. At June 30, 2017, the disbursed loan portfolio included $216 million of loans serving as collateral under secured borrowing arrangements ($122 million - June 30, 2016).

IFC’s disbursed variable rate loans generally reprice within one year.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

Reserve against losses on loans and provision for losses on loans

Changes in the reserve against losses on loans for the years ended June 30, 2017, June 30, 2016 and June 30, 2015, as well as the related recorded investment in loans evaluated for impairment individually (specific reserves) and on a pool basis (portfolio reserves) respectively, are summarized below (US$ millions):

	Year ended June 30, 2017
	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$965	$810	$1,775
Provision (release of provision) for losses on loans, net	268	(171)*	97
Write-offs	(417)	-	(417)
Recoveries of previously written-off loans	2	-	2
Foreign currency transaction adjustments	3	3	6
Other adjustments**	20	-	20

Ending balance	$841	$642	$1,483

Related recorded investment in loans at June 30, 2017 evaluated for impairment***	$23,033	$21,358	$23,033
Recorded investment in loans with specific reserves	$1,675

	Year ended June 30, 2016
	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$962	$781	$1,743
Provision (release of provision) for losses on loans, net	319	36	355
Write-offs	(310)	-	(310)
Recoveries of previously written-off loans	18	-	18
Foreign currency transaction adjustments	(18)	(7)	(25)
Other adjustments**	(6)	-	(6)

Ending balance	$965	$810	$1,775

Related recorded investment in loans at June 30, 2016 evaluated for impairment***	$22,681	$20,929	$22,681
Recorded investment in loans with specific reserves	$1,752

	Year ended June 30, 2015
	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$838	$848	$1,686
Provision (release of provision) for losses on loans, net	199	(30)	169
Write-offs	(34)	-	(34)
Recoveries of previously written-off loans	4	-	4
Foreign currency transaction adjustments	(43)	(37)	(80)
Other adjustments**	(2)	-	(2)

Ending balance	$962	$781	$1,743

Related recorded investment in loans at June 30, 2015 evaluated for impairment***	$22,295	$20,573	$22,295
Recorded investment in loans with specific reserves	$1,722

* Includes $156 million release of provision in Q3 due to a change in estimate as a result of reviewing IFC’s methodology for estimating the portfolio reserves against losses, in particular the probability of default and loss given default, pursuant to the implementation of a new Investment Risk Platform (IRP), which replaced IFC’s previous credit risk rating system.

** Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.

*** IFC individually evaluates all loans for impairment. Portfolio reserves are established for losses incurred, but not specifically identifiable, on loans for which no specific reserve is established.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

Reserve for losses on guarantees and other receivables and provision for losses on guarantees and other receivables

Changes in the reserve against losses on guarantees for the years ended June 30, 2017, June 30, 2016 and June 30, 2015, are summarized below (US$ millions):

	2017	2016	2015
Beginning balance	$23	$20	$22
(Release of provision) provision for losses on guarantees	(11)	3	(2)

Ending balance	$12	$23	$20

Changes in the reserve against losses on other receivables for the years ended June 30, 2017, June 30, 2016 and June 30, 2015, are summarized below (US$ millions):

	2017	2016	2015
Beginning balance	$8	$7	$3
Provision (release of provision) for losses on other receivables	*	1	4

Ending balance	$8	$8	$7

* Less than $0.5 million.

Impaired loans

The average recorded investment and the recorded investment in loans at amortized cost that are impaired at June 30, 2017 and June 30, 2016 are as follows (US$ millions):

	June 30, 2017	June 30, 2016
Average recorded investment in loans at amortized cost that are impaired	$1,792	$1,835
Recorded investment in loans at amortized cost that are impaired	1,675	1,752

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

Loans at amortized cost that are impaired with specific reserves are summarized by industry sector and geographic region as follows (US$ millions):

	June 30, 2017
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Manufacturing, agribusiness and services
Asia	$101	$153	$84	$102	$1
Europe, Middle East and North Africa	447	682	226	600	12
Sub-Saharan Africa, Latin America and Caribbean	167	189	58	167	9
Other	-	15	-	10	-

Total manufacturing, agribusiness and services	715	1,039	368	879	22

Financial markets
Asia	-	2	-	-	-
Europe, Middle East and North Africa	33	38	18	35	3
Sub-Saharan Africa, Latin America and Caribbean	45	70	15	43	1
Total financial markets	78	110	33	78	4

Infrastructure and natural resources
Asia	105	119	67	112	-
Europe, Middle East and North Africa	167	176	108	155	4
Sub-Saharan Africa, Latin America and Caribbean	524	535	241	478	20

Total infrastructure and natural resources	796	830	416	745	24

Telecom, media & technology, and venture investing
Europe, Middle East and North Africa	65	65	13	68	3
Sub-Saharan Africa, Latin America and Caribbean	21	21	11	22	1

Total Telecom, media & technology, and venture investing	86	86	24	90	4

Total	$1,675	$2,065	$841	$1,792	$54

All impaired loans at June 30, 2017 had specific reserves.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2016
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Manufacturing, agribusiness and services
Asia	$102	$154	$72	$139	$1
Europe, Middle East and North Africa	672	724	391	712	11
Sub-Saharan Africa, Latin America and Caribbean	183	206	108	179	2
Other	14	14	14	14	-

Total manufacturing, agribusiness and services	971	1,098	585	1,044	14

Financial markets
Asia	-	2	-	-	-
Europe, Middle East and North Africa	10	11	8	13	1
Sub-Saharan Africa, Latin America and Caribbean	32	56	9	24	1
Other	1	1	1	1	-

Total financial markets	43	70	18	38	2

Infrastructure and natural resources
Asia	121	121	68	121	(1)
Europe, Middle East and North Africa	213	221	135	216	4
Sub-Saharan Africa, Latin America and Caribbean	398	410	156	410	16

Total infrastructure and natural resources	732	752	359	747	19

Telecom, media & technology, and venture investing
Sub-Saharan Africa, Latin America and Caribbean	6	6	3	6	1

Total Telecom, media & technology, and venture investing	6	6	3	6	1

Total	$1,752	$1,926	$965	$1,835	$36

All impaired loans at June 30, 2016 had specific reserves.

Nonaccruing loans

Loans on which the accrual of interest has been discontinued amounted to $1,421 million at June 30, 2017 ($1,646 million – June 30, 2016). The interest income on such loans for the years ended June 30, 2017, June 30, 2016 and June 30, 2015 is summarized as follows (US$ millions):

	2017	2016	2015
Interest income not recognized on nonaccruing loans	121	157	139
Interest income recognized on loans in nonaccrual status related to current and prior years, on a cash basis	41	34	31

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

The recorded investment in nonaccruing loans at amortized cost at June 30, 2017 and June 30, 2016 is summarized by industry sector and geographic region as follow (US$ millions):

	June 30, 2017
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Telecom, media & technology, and venture investing	Total recorded investment in nonaccruing loans
Asia	$106	$-	$105	$-	$211
Europe, Middle East and North Africa	392	33	129	64	618
Sub-Saharan Africa, Latin America and Caribbean	165	45	271	22	503

Total disbursed loans at amortized cost	$663	$78	$505	$86	$1,332

	June 30, 2016
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Telecom, media & technology, and venture investing	Total recorded investment in nonaccruing loans
Asia	$87	$-	$121	$-	$208
Europe, Middle East and North Africa	610	10	195	-	815
Sub-Saharan Africa, Latin America and Caribbean	233	1	220	16	470
Other	15	1	-	-	16

Total disbursed loans at amortized cost	$945	$12	$536	$16	$1,509

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

Past due loans

An age analysis, based on contractual terms, of IFC’s loans at amortized cost by industry sector and geographic region follows (US$ millions):

	June 30, 2017
	30-59 days past due	60-89 days past due	90 days or greater past due	Total past due	Current	Total loans
Manufacturing, agribusiness and services
Asia	$-	$-	$102	$102	$1,514	$1,616
Europe, Middle East and North Africa	33	3	377	413	1,963	2,376
Sub-Saharan Africa, Latin America and Caribbean	4	20	134	158	2,571	2,729
Other	-	-	-	-	587	587

Total manufacturing, agribusiness and services	37	23	613	673	6,635	7,308

Financial markets
Asia	-	-	-	-	1,859	1,859
Europe, Middle East and North Africa	5	-	3	8	1,945	1,953
Sub-Saharan Africa, Latin America and Caribbean	20	-	26	46	3,059	3,105
Other	-	-	-	-	894	894

Total financial markets	25	-	29	54	7,757	7,811

Infrastructure and natural resources
Asia	-	-	105	105	1,737	1,842
Europe, Middle East and North Africa	11	-	143	154	1,503	1,657
Sub-Saharan Africa, Latin America and Caribbean	64	13	36	113	3,509	3,622
Other	-	-	-	-	211	211

Total infrastructure and natural resources	75	13	284	372	6,960	7,332

Telecom, media & technology, and venture investing
Asia	-	-	-	-	305	305
Europe, Middle East and North Africa	-	-	46	46	57	103
Sub-Saharan Africa, Latin America and Caribbean	-	-	16	16	309	325

Total Telecom, media & technology, and venture investing	-	-	62	62	671	733

Total disbursed loans at amortized cost	$137	$36	$988	$1,161	$22,023	$23,184

Unamortized deferred loan origination fees, net and other						(144)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(7)

Recorded investment in loans at amortized cost						$23,033

At June 30, 2017, loans 90 days or greater past due still accruing were insignificant.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2016
	30-59 days past due	60-89 days past due	90 days or greater past due	Total past due	Current	Total loans
Manufacturing, agribusiness and services
Asia	$14	$-	$74	$88	$1,351	$1,439
Europe, Middle East and North Africa	-	8	564	572	2,096	2,668
Sub-Saharan Africa, Latin America and Caribbean	6	15	194	215	2,211	2,426
Other	-	-	15	15	336	351

Total manufacturing, agribusiness and services	20	23	847	890	5,994	6,884

Financial markets
Asia	-	-	-	-	1,644	1,644
Europe, Middle East and North Africa	-	-	7	7	1,963	1,970
Sub-Saharan Africa, Latin America and Caribbean	-	-	2	2	2,856	2,858
Other	-	-	1	1	742	743

Total financial markets	-	-	10	10	7,205	7,215

Infrastructure and natural resources
Asia	-	-	121	121	1,793	1,914
Europe, Middle East and North Africa	-	10	124	134	1,667	1,801
Sub-Saharan Africa, Latin America and Caribbean	-	-	82	82	3,768	3,850
Other	-	-	-	-	200	200

Total infrastructure and natural resources	-	10	327	337	7,428	7,765

Telecom, media & technology, and venture investing
Asia	-	-	-	-	406	406
Europe, Middle East and North Africa	-	-	-	-	144	144
Sub-Saharan Africa, Latin America and Caribbean	11	-	16	27	237	264
Other	-	-	-	-	139	139

Total Telecom, media & technology, and venture investing	11	-	16	27	926	953

Total disbursed loans at amortized cost	$31	$33	$1,200	$1,264	$21,553	$22,817

Unamortized deferred loan origination fees, net and other						(125)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(11)

Recorded investment in loans at amortized cost						$22,681

At June 30, 2016, loans 90 days or greater past due still accruing were insignificant.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

Loan Credit Quality Indicators

IFC utilizes a rating system to classify loans according to credit worthiness and risk. In FY17, IFC implemented a new rating system, replacing its previous rating system. A description of each credit rating and categorization in terms of the attributes of the borrower, the business environment in which the borrower operates or the loan itself under the new rating system follows:

Credit Risk Rating	Indicative External Rating	Category	Description
CR-1	AAA, AA+, AA, AA-	Very Strong	An obligor rated CR-1 is the highest rating assigned by IFC. The obligor’s ability to meet its financial obligations is very strong.
CR-2	A+, A, A-	Strong

An obligor rated CR-2 is slightly more susceptible to the negative effects of changes in circumstances and economic conditions than obligors rated CR-1. The obligor’s ability to meet its financial obligations remains strong.

CR-3	BBB+	Adequate	An obligor rated CR-3 exhibits an adequate financial profile, even though at a weaker level than ‘CR-1’ and ‘CR-2’.
CR-4	BBB

An obligor rated CR-4 exhibits an adequate financial profile. However, adverse economic conditions or changing circumstances are more likely to lead to a deterioration of the obligor’s ability to meet its financial obligations.

CR-5	BBB-

An obligor rated CR-5, as the lowest of the investment grade ratings, exhibits an adequate financial profile. However, adverse economic conditions and/or changing circumstances are more likely to lead to a weaker financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-6	BB+	Moderate	An obligor rated CR-6, as the first non-investment grade rating, is less vulnerable to default than other non-investment obligors.
CR-7	BB

An obligor rated CR-7 can face major uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor’s insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-8	BB-

An obligor rated CR-8 faces major ongoing uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor’s insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-9	B+	Weak

An obligor rated CR-9 is less vulnerable to default than obligors rated ‘CR-10’ or ‘CR-11’. Significantly negative business, financial, or economic conditions will likely weaken the obligor’s financial profile and ability to meet its financial obligations.

CR-10	B

An obligor rated CR-10 is more vulnerable to default than obligors rated ‘CR-9’ but the obligor still has the capacity to meet its financial obligations. Negative business, financial, or economic conditions will likely weaken the obligor’s financial profile and ability to meet its financial obligations.

CR-11	B-

An obligor rated CR-11 is more vulnerable to default than obligors rated ‘CR-9’ or ‘CR-10’. The obligor still has the capacity to meet its obligations but slightly negative business, financial, or economic conditions are more likely to weaken the obligor’s financial profile and ability to meet its financial obligations than a company rated CR-10.

CR-12	CCC+	Very Weak/ Special Attention

An obligor rated CR-12 faces significant challenges. While such obligors will likely have some positive characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. The obligor is dependent upon favorable business, financial, and economic conditions to meet its financial obligations

CR-13	CCC	Very Weak/Substandard

An obligor rated CR-13 is currently vulnerable to default, and is dependent upon significantly favorable business, financial, and economic conditions to meet its financial obligations. In the event of negative business, financial, or economic conditions, the obligor is not likely to meet its financial obligations and rescheduling and/or restructuring is likely to be required.

CR-14	CCC-	Extremely Weak/Doubtful

An obligor rated CR-14 is highly vulnerable to default. It is highly likely that a rescheduling and/or restructuring are required without which a default under IFC’s accounting definition would ensue. In some cases, even though default has not occurred yet, cash flow may be insufficient to service debt in full.

CR-15	Worse than CCC- and D	Imminent Default /Default	An obligor rated CR-15 is currently extremely vulnerable to nonpayment and there are indications that the next payment will not be made before meeting IFC’s accounting definition of default.
D			An obligor rated D is in payment default according to IFC’s accounting definition of default.

IFC has revised the June 30, 2016 ratings to conform to the new rating system methodology.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

A summary of IFC’s disbursed loans at amortized cost by credit quality indicator effective June 30, 2017 and June 30, 2016 respectively, as well as by industry sector and geographic region follows (US$ millions):

	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Total disbursed loans at amortized cost at June 30, 2017	$56	$1,029	$3,308	$9,196	$6,151	$1,114	$466	$456	$1,408	$23,184

Total disbursed loans at amortized cost at June 30, 2016	$273	$939	$4,067	$7,522	$6,721	$760	$620	$612	$1,303	$22,817

June 30, 2017
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Asia	$40	$257	$1,054	$2,355	$1,557	$118	$22	$19	$200	$5,622
Europe, Middle East and North Africa	-	253	610	2,367	1,574	390	63	217	615	6,089
Sub-Saharan Africa, Latin America and Caribbean	-	518	1,116	3,610	2,737	606	381	220	593	9,781
Other	16	1	528	864	283	-	-	-	-	1,692

Total geographic region	$56	$1,029	$3,308	$9,196	$6,151	$1,114	$466	$456	$1,408	$23,184

June 30, 2017
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$56	$551	$1,191	$2,783	$1,447	$388	$150	$75	$667	$7,308
Financial markets	-	29	1,763	4,369	1,412	122	36	45	35	7,811
Infrastructure and natural resources	-	300	262	1,769	3,226	538	273	324	640	7,332
Telecom, media & technology, and venture investing	-	149	92	275	66	66	7	12	66	733

Total industry sector	$56	$1,029	$3,308	$9,196	$6,151	$1,114	$466	$456	$1,408	$23,184

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

June 30, 2016
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Asia	$268	$110	$1,124	$1,796	$1,725	$78	$68	$64	$170	$5,403
Europe, Middle East and North Africa	-	183	628	2,482	1,977	255	116	156	786	6,583
Sub-Saharan Africa, Latin America and Caribbean	-	645	1,933	2,974	2,260	427	436	392	331	9,398
Other	5	1	382	270	759	-	-	-	16	1,433

Total geographic region	$273	$939	$4,067	$7,522	$6,721	$760	$620	$612	$1,303	$22,817

June 30, 2016
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$124	$376	$1,260	$2,015	$1,732	$193	$167	$136	$881	$6,884
Financial markets	-	65	1,774	3,559	1,702	68	5	15	27	7,215
Infrastructure and natural resources	-	498	729	1,766	3,139	375	424	455	379	7,765
Telecom, media & technology, and venture investing	149	-	304	182	148	124	24	6	16	953

Total industry sector	$273	$939	$4,067	$7,522	$6,721	$760	$620	$612	$1,303	$22,817

Loan modifications, including past due amounts capitalized and written off, during the year ended June 30, 2017 considered troubled debt restructurings totaled $351 million ($232 million – year ended June 30, 2016). There were two loans that defaulted during the year ended June 30, 2017 that had been modified in a troubled debt restructuring within 12 months prior to the date of default with an outstanding balance of $19 million. One of the loans with an outstanding balance of $4 million was brought current prior to June 30, 2017. The remaining loan was individually evaluated for impairment.

Guarantees

IFC extends financial guarantee facilities to its clients to provide full or partial credit enhancement for their debt securities and trade obligations. Under the terms of IFC’s guarantees, IFC agrees to assume responsibility for the client’s financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at June 30, 2017 totaled $4,599 million ($4,250 million – June 30, 2016). Guarantees of $3,528 million that were outstanding (i.e., not called) at June 30, 2017 ($3,478 million – June 30, 2016), were not included in loans on IFC’s consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE F – DEBT SECURITIES

Income from debt securities, including realized gains and losses on debt securities and associated derivatives for the years ended June 30, 2017, June 30, 2016 and June 30, 2015 comprise the following (US$ millions):

	2017	2016	2015
Interest income	$178	$125	$107
Dividends	5	10	12
Realized gains (losses) on debt securities and associated derivatives	153	39	46
Other-than-temporary impairments	(54)	(45)	(33)

Total income from debt securities, including realized gains and losses on debt securities and associated derivatives	$282	$129	$132

Debt securities accounted for as available-for-sale at June 30, 2017 and June 30, 2016 comprise (US$ millions):

		June 30, 2017
	Amortized cost	Unrealized gains	Unrealized losses	Foreign currency transaction losses	Fair value
Corporate debt securities	$3,169	$107	$(11)	$(72)	$3,193
Preferred shares	220	48	(1)	-	267
Asset-backed securities	541	-	-	(17)	524

Total	$3,930	$155	$(12)	$(89)	$3,984

		June 30, 2016
	Amortized cost	Unrealized gains	Unrealized losses	Foreign currency transaction losses	Fair value
Corporate debt securities	$1,943	$81	$(40)	$(150)	$1,834
Preferred shares	483	45	(2)	2	528
Asset-backed securities	127	3	-	(18)	112

Total	$2,553	$129	$(42)	$(166)	$2,474

The following table shows the unrealized losses and fair value of debt securities at June 30, 2017 and June 30, 2016 by length of time that individual securities had been in a continuous loss position where the fair value of securities declined below their cost basis (US$ millions):

	June 30, 2017
	Less than 12 months		12 months or greater				Total
	Fair value	Unrealized losses	Fair value	Unrealized losses			Fair value	Unrealized losses
Corporate debt securities	$599	$(11)	$2	$	*		$601	$(11)
Preferred shares	16	(1)	-		-		16	(1)

Total	$615	$(12)	$2	$		*	$617	$(12)

* Less than $0.5 million.

	June 30, 2016
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$463	$(15)	$104	$(25)	$567	$(40)
Preferred shares	144	(2)	-	-	144	(2)

Total	$607	$(17)	$104	$(25)	$711	$(42)

Corporate debt securities comprise investments in bonds and notes. Unrealized losses associated with corporate debt securities are primarily attributable to movements in the credit default swap spread curve applicable to the issuer. Based upon IFC’s assessment of expected credit losses, IFC has determined that the issuer is expected to make all contractual principal and interest payments. Accordingly, IFC expects to recover the cost basis of these securities.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE F – DEBT SECURITIES (continued)

Preferred shares comprise investments in preferred equity investments that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in the applicable sector. Based upon IFC’s assessment of the expected credit losses, IFC expects to recover the cost basis of these securities.

Debt securities with contractual maturities that are accounted for as available-for-sale have contractual maturities during the years ending June 30, 2018 through June 30, 2022 and thereafter, as follows (US$ millions):

	2018	2019	2020	2021	2022	Thereafter	Total
Corporate debt securities	$285	$171	$341	$589	$578	$1,492	$3,456
Preferred shares	-	-	86	-	-	57	143
Asset-backed securities	47	7	21	10	-	-	85

Total disbursed portfolio of debt securities with contractual maturities	$332	$178	$448	$599	$578	$1,549	$3,684

The expected maturity of asset-backed securities may differ from the contractual maturity, as reported above, due to prepayment features. In addition, IFC has $220 million of redeemable preferred shares and other debt securities with undefined maturities ($343 million – June 30, 2016).

The currency composition and average contractual rate of debt securities with contractual maturities that are accounted for as available-for-sale are summarized below:

	June 30, 2017		June 30, 2016
	Amount (US$ millions)	Average contractual rate (%)	Amount (US$ millions)	Average contractual rate (%)
Indian rupee	1,170	8.9	624	9.4
US dollar	1,168	4.6	1,025	4.4
Euro	541	3.4	86	2.2
Colombian peso	304	9.0	50	9.1
Turkish lira	202	11.1	3	8.1
South African rand	93	8.7	105	8.9
New Romanian lei	54	5.9	53	5.9
Georgian lari	45	11.0	-	-
Chinese renminbi	44	4.6	47	5.1
Chilean peso	37	7.7	37	7.7
Other currencies	26	9.6	37	9.3

Total disbursed portfolio of debt securities with contractual maturities	$3,684	6.8	$2,067	6.4

After the effect of interest rate swaps and currency swaps, IFC’s debt securities with contractual maturities that are accounted for as available-for-sale are principally denominated in variable rate US dollars.

Nonaccruing debt securities

Debt securities on which the accrual of interest has been discontinued amounted to $101 million at June 30, 2017 ($66 million – June 30, 2016). The interest income on such debt securities for the year ended June 30, 2017, June 30, 2016 and June 30, 2015 is summarized as follows (US$ millions):

	2017	2016	2015
Interest income not recognized on nonaccruing debt securities	11	4	3
Interest income recognized on debt securities in nonaccrual status related to current and prior years, on a cash basis	2	2	1

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE G – EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES

Income from equity investments and associated derivatives for the years ended June 30, 2017, June 30, 2016 and June 30, 2015 comprises the following (US$ millions):

	2017	2016	2015
Gains on equity investments and associated derivatives, net	$1,040	$1,013	$886
Dividends	244	241	272
Other-than-temporary impairments:
Equity investments at cost less impairment	(365)	(384)	(351)
Equity investments available-for-sale	(216)	(360)	(381)

Total other-than-temporary impairments	(581)	(744)	(732)
Custody, fees and other	4	8	1

Total income from equity investments and associated derivatives	$707	$518	$427

Gains on equity investments and associated derivatives includes net realized gains on equity investments and associated derivatives of $1,073 million for the year ended June 30, 2017 ($1,217 million – year ended June 30, 2016, $1,288 million – year ended June 30, 2015).

Dividends include $11 million for the year ended June 30, 2017 ($11 million – year ended June 30, 2016, $23 million – year ended June 30, 2015) of receipts, net of cash disbursements, related to investments accounted for under the cost recovery method, for which cost has been fully recovered.

Equity investments include several private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value under the Fair Value Option. These investments cannot be redeemed. Instead distributions are received through the liquidation of the underlying assets of the funds. IFC estimates that the underlying assets of the funds will be liquidated over five to eight years. The fair values of these funds have been determined using the net asset value of IFC’s ownership interest in partners’ capital and totaled $3,630 million as of June 30, 2017 ($3,179 million – June 30, 2016).

NOTE H – INVESTMENT TRANSACTIONS COMMITTED BUT NOT DISBURSED OR UTILIZED

Loan, equity and debt security commitments signed but not yet disbursed, and guarantee and client risk management facilities signed but not yet utilized are summarized below (US$ millions):

	June 30, 2017	June 30, 2016
Investment transactions committed but not disbursed:
Loans, equity investments and debt securities	$10,099	$9,828
Investment transactions committed but not utilized:
Guarantees	1,071	772
Client risk management facilities	126	127

Total investment transactions committed but not disbursed or utilized	$11,296	$10,727

The disbursements of investment transactions committed but not disbursed or utilized are generally subject to fulfillment of conditions of disbursement.

NOTE I – LOAN PARTICIPATIONS

Loan participations signed as commitments for which disbursement has not yet been made and loan participations disbursed and outstanding which are serviced by IFC for participants are as follows (US$ millions):

	June 30, 2017	June 30, 2016
Loan participations signed as commitments but not disbursed	$1,684	$2,046
Loan participations disbursed and outstanding which are serviced by IFC	$9,021	$8,608

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J – RECEIVABLES AND OTHER ASSETS

Receivables and other assets are summarized below (US$ millions):

	June 30, 2017	June 30, 2016
Receivables from unsettled security trades	$586	$775
Accrued interest income on time deposits and securities	187	168
Accrued income on derivative instruments	517	399
Accrued interest income on loans	279	247
Headquarters building:
Land	122	89
Building	252	247
Construction in progress	23	-
Less: Accumulated building depreciation	(190)	(173)

Headquarters building, net	207	163

Deferred charges and other assets	1,509	1,419

Total receivables and other assets	$3,285	$3,171

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K – BORROWINGS

Market borrowings and associated derivatives

IFC’s borrowings outstanding from market sources and currency and interest rate swaps, net of unamortized issue premiums and discounts, are summarized below:

	June 30, 2017
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation
	Amount (US$ millions)	Weighted average rate (%)	Amount (US$ millions)	Weighted average rate (%)	Notional amount (US$ millions)	Weighted average rate (%)	Amount (US$ millions)	Weighted average rate (%)
US Dollars	$30,531	1.7	$18,925	1.3	$34,214	1.0	$49,443	1.1
					(34,227)	(1.6)
Australian Dollar	7,832	3.6	(7,448)	3.6	307	2.0	384	2.0
					(307)	(3.5)
Brazilian Real	2,183	5.4	(2,183)	(5.4)	-	-	-	-
New Zealand Dollar	2,136	3.7	(2,136)	3.7	-	-	-	-
Turkish lira	1,885	9.5	(1,842)	9.0	-	-	43	29.2
Indian rupee	1,792	7.1	-	-	-	-	1,792	7.1
Japanese yen	1,638	3.8	(1,638)	3.8	-	-	-	-
Russian ruble	1,185	6.9	(1,170)	7.0	-	-	15	5.3
Mexican peso	1,081	6.2	(1,081)	6.0	-	-	-	-
South African rand	447	5.0	(447)	3.8	-	-	-	-
Chinese renminbi	383	2.3	(236)	1.8	-	-	147	3.1
Euro	302	5.4	(302)	5.4	-	-	-	-
Hong Kong dollar	177	2.8	(177)	2.8	-	-	-	-
Pounds sterling	117	5.4	(117)	5.4	-	-	-	-
Uruguayan peso	103	11.2	(103)	11.2	-	-	-	-
Nigerian naira	96	14.0	(83)	14.6	-	-	13	10.2
Swedish kronor	95	1.3	(95)	1.3	-	-	-	-
Singapore dollars	73	1.0	(73)	1.0	-	-	-	-
Peruvian soles nuevos	45	1.0	(45)	1.0	-	-	-	-
Georgian lari	45	8.0	-	-	-	-	45	8.0
Rwanda francs	22	11.6	(4)	9.0	-	-	18	12.2
Ghanaian cedi	22	11.6	(22)	11.6	-	-	-	-
Colombian pesos	20	5.3	(20)	5.3	-	-	-	-
New Romanian lei	18	0.8	-	-	-	-	18	0.8
Zambian kwacha	16	15.0	-	-	-	-	16	15.0
Costa Rican colon	15	6.7	(15)	6.6	-	-	-	-
Namibia dollar	14	9.8	-	-	-	-	14	9.8
Dominican pesos	12	9.9	-	-	-	-	12	9.9
Kazakhstan tenge	11	8.0	(11)	8.0	-	-	-	-
Chilean pesos	10	3.4	(10)	3.4	-	-	-	-

Principal at face value	52,306		$(333)		$(13)		$51,960	1.4

Short-term borrowings from market and other sources	2,706

	55,012
Unamortized discounts, net	(1,765)

Total market borrowings	53,247
Fair value adjustments	(295)

Carrying amount of market borrowings	$52,952

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K – BORROWINGS (continued)

	June 30, 2016
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation
	Amount (US$ millions)	Weighted average rate (%)	Amount (US$ millions)	Weighted average rate (%)	Notional amount (US$ millions)	Weighted average rate (%)	Amount (US$ millions)	Weighted average rate (%)
US dollar	$31,670	1.4	$19,803	0.8	$33,781	0.9	$51,290	0.8
					(33,964)	(1.4)
Australian dollar	7,411	3.9	(7,038)	3.9	298	2.3	373	2.3
					(298)	(3.5)
Brazilian real	2,234	7.7	(2,234)	(7.7)	-	-	-	-
Japanese yen	2,220	3.5	(2,220)	(3.5)			-	-
New Zealand dollar	2,005	3.8	(2,005)	(3.8)	-	-	-	-
Indian rupee	1,708	7.5	-	-	-	-	1,708	7.5
Chinese renminbi	1,219	1.8	(767)	(1.5)	-	-	452	2.4
Turkish lira	1,147	8.6	(1,147)	(8.6)	-	-	-	-
Russian ruble	481	7.3	(468)	(7.4)	-	-	13	2.9
South African rand	449	5.6	(449)	(5.6)	-	-	-	-
Euro	438	3.7	(438)	(3.7)			-	-
Hong Kong dollar	381	2.4	(381)	(2.4)	-	-	-	-
Mexican peso	339	4.2	(339)	(4.2)	-	-	-	-
Pound sterling	126	5.4	(126)	(5.4)	-	-	-	-
Costa Rican colon	67	8.0	(67)	(8.0)	-	-	-	-
Nigerian naira	50	11.7	(35)	(12.4)	-	-	15	10.2
Uruguayan peso	39	10.1	(39)	(10.1)	-	-	-	-
Peruvian soles nuevos	36	5.3	(36)	(5.3)	-	-	-	-
Rwandan franc	25	11.6	(5)	(9.0)	-	-	20	12.3
Chilean pesos	22	4.2	(22)	(4.2)			-	-
Zambian kwacha	15	15.0	-	-	-	-	15	15.0
Georgian lari	13	6.9	(13)	(6.9)	-	-	-	-
Namibia dollar	12	9.8	-	-			12	9.8
Dominican peso	8	10.5	-	-	-	-	8	10.5
Colombian pesos	8	5.3	(8)	5.3			-	-
Ghanaian cedi	6	14.9	(6)	14.9	-	-	-	-
Armenian dram	4	9.7	(4)	9.8	-	-	-	-

Principal at face value	52,133		$1,956		$ (183)		$53,906	1.1

Short-term borrowings from market and other sources	1,873

	54,006
Unamortized discounts, net	(863)

Total market borrowings	53,143
Fair value adjustments	695

Carrying amount of market borrowings	$53,838

The net currency obligations not fully hedged by borrowings related swaps have generally been invested and/or on-lent to clients in such currencies.

The weighted average remaining maturity of IFC’s borrowings from market sources was 6.4 years at June 30, 2017 (4.1 years – June 30, 2016).

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K – BORROWINGS (continued)

Charges on borrowings for the year ended June 30, 2017 include $2 million of interest expense on secured borrowings ($2 million – year ended June 30, 2016 and $3 million – year ended June 30, 2015) and is net of $2 million of gains on buybacks of market borrowings ($6 million – year ended June 30, 2016; $2 million – year ended June 30, 2015).

The net nominal amount receivable from currency swaps of $333 million and the net notional amount receivable from interest rate swaps of $13 million at June 30, 2017 (payable of $1,956 million from currency swaps and receivable of $183 million from interest rate swaps - June 30, 2016), shown in the above table, are represented by currency and interest rate swap assets at fair value of $865 million and currency and interest rate swap liabilities at fair value of $2,351 million ($1,254 million and $3,013 million - June 30, 2016), included in derivative assets and derivative liabilities, respectively, on the consolidated balance sheet.

Short-term market borrowings

IFC’s short-term Discount Note Program has maturities ranging from overnight to one year. The amount outstanding under the program at June 30, 2017 is $2,670 million ($1,838 million - June 30, 2016). Charges on borrowings for the year ended June 30, 2017, include $15 million in respect of this program ($7 million - June 30, 2016 and $4 million – June 30, 2015).

Borrowings from IBRD

Borrowings outstanding from IBRD and currency are summarized below:

	June 30, 2017		June 30, 2016
	Principal amount (US$ millions)	Weighted average cost (%)	Principal amount (US$ millions)	Weighted average cost (%)
Saudi Arabian riyal	$-	-	$9	4.0
US dollar	196	0.9	196	0.7

Total borrowings outstanding from IBRD	$196		$205

The weighted average remaining maturity of borrowings from IBRD was 0.1 years at June 30, 2017 (1.1 years - June 30, 2016). Charges on borrowings for the year ended June 30, 2017, includes $2 million ($1 million - year ended June 30, 2016 and 2015) in respect of borrowings from IBRD.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K – BORROWINGS (continued)

Borrowings from IDA

Borrowings outstanding from IDA are summarized below:

	June 30, 2017
	IDA Borrowings		Interest rate swap notional principal payable (receivable)		Net currency obligation
	Principal amount (US$ millions)	Weighted average cost (%)	Notional amount (US$ millions)	Weighted average cost (%)	Notional amount (US$ millions)	Weighted average cost (%)
US dollar	$970	1.8	$970	0.9	$970	0.9
			(970)	(1.8)

Total IDA borrowings outstanding	970		$-		$970	0.9

Fair value adjustments	(15)

Carrying amount of IDA borrowings	$955

	June 30, 2016
	IDA Borrowings		Interest rate swap notional principal payable (receivable)		Net currency obligation
	Principal amount (US$ millions)	Weighted average cost (%)	Notional amount (US$ millions)	Weighted average cost (%)	Notional amount (US$ millions)	Weighted average cost (%)
US dollar	$1,082	1.8	$1,082	0.9	$1,082	0.9
			(1,082)	(1.8)

Total IDA borrowings outstanding	1,082		$-		$1,082	0.9

Fair value adjustments	17

Carrying amount of IDA borrowings	$1,099

The weighted average remaining maturity of borrowings from IDA was 4.7 years at June 30, 2017 (5.1 years - June 30, 2016). Charges on borrowings for the year ended June 30, 2017, includes $19 million ($21 million - year ended June 30, 2016; $18 million - year ended June 30, 2015) in respect of borrowings from IDA.

Maturity of borrowings

The principal amounts repayable on borrowings outstanding in all currencies during the years ending June 30, 2018, through June 30, 2022, and thereafter are summarized below (US$ millions):

	2018	2019	2020	2021	2022	Thereafter	Total
Borrowings from market sources	$10,864	$9,833	$8,125	$7,084	$4,371	$12,029	$52,306
Short-term borrowings from market and other sources	2,706	-	-	-	-	-	2,706
Borrowings from IBRD	196	-	-	-	-	-	196
Borrowings from IDA	127	122	125	124	114	358	970

Total borrowings, gross	$13,893	$9,955	$8,250	$7,208	$4,485	$12,387	$56,178

Unamortized discounts, net							(1,765)
Fair value adjustments							(310)

Carrying amount of borrowings							$54,103

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K – BORROWINGS (continued)

After the effect of interest rate and currency swaps, IFC’s borrowings generally reprice within one year.

NOTE L – PAYABLES AND OTHER LIABILITIES

Payables and other liabilities are summarized below (US$ millions):

	June 30, 2017	June 30, 2016
Accrued charges on borrowings	$422	$340
Accrued charges on derivative instruments	329	254
Payables for unsettled security trades	1,083	1,099
Secured borrowings & short sold securities	216	132
Liabilities under retirement benefit plans	589	985
Accounts payable, accrued expenses and other liabilities	1,588	1,474
Deferred income	89	147

Total payables and other liabilities	$4,316	$4,431

NOTE M – CAPITAL TRANSACTIONS

During the year ended June 30, 2017 and June 30, 2016, no shares were subscribed and paid by member countries.

Under IFC’s Articles of Agreement, in the event a member withdraws from IFC, IFC and the member may negotiate on the repurchase of the member’s capital stock on such terms as may be appropriate under the circumstances. Such agreement may provide, among other things, for a final settlement of all obligations of the member to IFC. If such an agreement is not made within six months after the member withdraws or such other time as IFC and the member may agree, the repurchase price of the member’s capital stock shall be the value thereof shown by the books of IFC on the day when the member withdraws. The repurchase of capital stock is subject to certain conditions including payments in installments, at such times and in such available currency or currencies as IFC reasonably determines, taking into account the financial position of IFC. IFC’s Articles of Agreement also provide for the withdrawing member to repay losses on loans and equity investments in excess of reserves provided on the date of withdrawal.

NOTE N – OTHER INCOME

Other income for the years ended June 30, 2017, June 30, 2016 and June 30, 2015 comprise the following (US$ millions):

	June 30, 2017	June 30, 2016	June 30, 2015
Income from consolidated entities	$79	$66	$59
Investment gain (loss) on PEBP assets	35	(4)	4
Fees collected from clients	19	22	22
Other reimbursable arrangements	16	19	19
Others	20	15	20

Total Other Income	$169	$118	$124

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE O – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME

Designated retained earnings

The components of designated retained earnings and related expenditures are summarized below (US$ millions):

	Grants to IDA	Advisory services	Performance- based grants	SME Ventures for IDA countries	Global Infrastructure Project Development Fund	Total designated retained earnings
At June 30, 2014	$-	$131	$21	$25	$17	$194
Year ended June 30, 2015
Designations of retained earnings	340	58	-	-	-	398
Expenditures against designated retained earnings	(340)	(52)	(5)	(4)	(7)	(408)

At June 30, 2015	$-	$137	$16	$21	$10	$184
Year ended June 30, 2016
Designations of retained earnings	330	14	-	-	-	344
Expenditures against designated retained earnings	(330)	(53)	(4)	(1)	(7)	(395)

At June 30, 2016	$-	$98	$12	$20	$3	$133
Year ended June 30, 2017
Designations of retained earnings	101	60	-	-	-	161
Expenditures against designated retained earnings	(101)	(59)	(4)	(2)	(3)	(169)

At June 30, 2017	$-	$99	$8	$18	$-	$125

On August 04, 2016, the Board of Directors approved a designation of $101 million of IFC’s retained earnings for grants to IDA and a designation of $60 million of IFC’s retained earnings for Advisory Services. On October 07, 2016, the Board of Governors noted with approval the designations approved by the Board of Directors. IFC recognizes designation of retained earnings for advisory services when the Board of Directors approves it and recognizes designation of retained earnings for grants to IDA when it is noted with approval by the Board of Governors.

On January 24, 2017, IFC recognized grants to IDA of $101 million on the signing of a grant agreement between IDA and IFC concerning the transfer to IDA and use of funds corresponding to the designation of retained earnings for grants to IDA approved by IFC’s Board of Directors on August 4, 2016 and noted with approval by IFC’s Board of Governors on October 7, 2016.

Accumulated other comprehensive income (loss)

The components of accumulated other comprehensive income (loss) at June 30, 2017 and June 30, 2016 are summarized as follows (US$ millions):

	June 30, 2017	June 30, 2016
Net unrealized gains (losses) on available-for-sale debt securities	$54	$(79)
Net unrealized gains on available-for-sale equity investments	1,468	1,255
Unrecognized net actuarial losses and unrecognized prior service costs on benefit plans	(1,064)	(1,607)

Total accumulated other comprehensive income (loss)	$458	$(431)

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE P – NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net unrealized gains and losses on non-trading financial instruments accounted for at fair value for the years ended June 30, 2017, June 30, 2016 and June 30, 2015 comprise (US$ millions):

	2017	2016	2015
Unrealized gains and losses on loans, debt securities and associated derivatives:
Unrealized gains(losses) on loans and associated derivatives	$281	$(229)	$(51)
Unrealized gains (losses) on debt securities and associated derivatives	39	(37)	(3)

Total net unrealized gains (losses) on loans, debt securities and associated derivatives	320	(266)	(54)

Unrealized gains and losses on borrowings from market, IDA and associated derivatives:
Unrealized gains (losses) on market borrowings accounted for at fair value:
Credit spread component	89	239	15
Interest rate, foreign exchange and other components	902	(436)	(63)

Total unrealized gains (losses) on market borrowings	991	(197)	(48)
Unrealized (losses) gains on derivatives associated with market borrowings	(949)	295	(22)
Unrealized gains (losses) on borrowings from IDA accounted for at fair value	32	(36)	18

Total net unrealized gains (losses) on borrowings from market, IDA and associated derivatives	74	62	(52)

Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	$394	$(204)	$(106)

As discussed in Note A, “Summary of significant accounting and related policies”, market borrowings economically hedged with financial instruments, including derivatives, accounted for at fair value with changes therein reported in earnings are accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to the different credit characteristics. The change in fair value reported in “Unrealized gains and losses on borrowings from market, IDA and associated derivatives” includes the impact of changes in IFC’s own credit spread. As credit spreads widen, unrealized gains are recorded and when such credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but they do not alter the timing of the cash flows on the market borrowings.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE Q – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

As discussed in Note A, “Summary of significant accounting and related policies”, IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as hedging instruments under ASC Topic 815. Note A describes IFC’s risk management and use of derivative instruments. The fair value of derivative instrument assets and liabilities by risk type at June 30, 2017 and June 30, 2016 is summarized as follows (US$ millions):

Consolidated balance sheet location	June 30, 2017	June 30, 2016
Derivative assets

Interest rate	$309	$646
Foreign exchange	53	307
Interest rate and currency	2,051	2,361
Equity and other	234	381

Total derivative assets	$2,647	$3,695

Derivative liabilities

Interest rate	$662	$454
Foreign exchange	262	96
Interest rate and currency	2,444	3,396
Equity and other	13	6

Total derivative liabilities	$3,381	$3,952

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE Q – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS (continued)

The effect of derivative instrument contracts on the consolidated statement of operations for the years ended June 30, 2017, June 30, 2016 and June 30, 2015 is summarized as follows (US$ millions):

Derivative risk category	Income statement location	2017	2016	2015
Interest rate	Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$(7)	$(24)	$(31)
	Income from debt securities, including realized gains and losses on debt securities and associated derivatives	-	(1)	(3)
	Income from liquid asset trading activities	(33)	(241)	(181)
	Charges on borrowings	152	313	423
	Other income	(2)	(1)	1
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(581)	88	(66)

Foreign exchange	Income from equity investments and associated derivatives	-	-	-
	Income from liquid asset trading activities	156	(25)	(188)
	Foreign currency transaction gains and losses on non-trading activities	(153)	8	177
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(5)	1	2

Interest rate and currency	Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	(153)	(184)	(189)
	Income from debt securities, including realized gains and losses on debt securities and associated derivatives	(23)	(16)	(21)
	Income from liquid asset trading activities	220	103	57
	Charges on borrowings	701	653	776
	Foreign currency transaction gains and losses on non-trading activities	(295)	200	(1,906)
	Other income	3	-	-
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(158)	87	58

Equity	Income (loss) from equity investments and associated derivatives	(163)	95	(229)
	Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	-	-	3
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	15	(4)	(33)

Other derivative contracts	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	-	-	-

	Total	$ (326)	$1,052	$ (1,350)

The income related to each derivative risk category includes realized and unrealized gains and losses.

At June 30, 2017, the outstanding volume, measured by US$ equivalent notional, of interest rate contracts was $57,477 million ($64,504 million at June 30, 2016), foreign exchange contracts was $16,550 million ($14,106 million at June 30, 2016) and interest rate and currency contracts was $37,253 million ($35,032 million at June 30, 2016). At June 30, 2017, there were 370 equity contracts related to IFC’s loan and equity investment portfolio and 1 other derivative contract recognized as derivatives assets or liabilities under ASC Topic 815 (280 equity risk and other contracts at June 30, 2016).

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS

Many of IFC’s financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the values which will ultimately be realized, since IFC generally holds loans, borrowings and other financial instruments with contractual maturities with the aim of realizing their contractual cash flows.

The estimated fair values as of June 30, 2017 and June 30, 2016 reflect multiple factors such as interest rates, credit risk, foreign currency exchange rates and commodity prices. Reasonable comparability of fair values among financial institutions is not likely because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standard in the market introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of IFC. The fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.

All of IFC’s financial instruments in its liquid assets portfolio are managed according to an investment authority approved by the Board of Directors and investment guidelines approved by IFC’s Corporate Risk Committee (CRC), a subcommittee of IFC’s Management Team. Third party independent vendor prices are used to price the vast majority of the liquid assets. The vendor prices are evaluated by IFC’s Treasury department and IFC’s Corporate and Portfolio Risk Management department maintains oversight for the pricing of liquid assets.

IFC’s regional and industry departments are primarily responsible for fair valuing IFC’s investment portfolio (equity investments, debt securities, loan investments and related derivatives). IFC’s Portfolio Valuation Unit, in Risk & Financial Sustainability, and Portfolio Review Unit, in Finance and Accounting, provide oversight over the fair valuation process by monitoring and reviewing the fair values of IFC’s investment portfolio. A Portfolio Committee, a committee of IFC’s management team, was established effective FY18 Q1 with responsibilities that include oversight of portfolio valuations.

IFC’s borrowings are fair valued by the Quantitative Analysis and Modeling Group in IFC’s Treasury department under the oversight of the Corporate Portfolio and Risk Management department.

The methodologies used and key assumptions made to estimate fair values as of June 30, 2017, and June 30, 2016, are summarized below.

Liquid assets – The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are exchange traded futures, options, and US Treasuries. For exchange traded futures and options, exchange quoted prices are obtained and these are classified as Level 1 in accordance with ASC 820. Liquid assets valued using quoted market prices are also classified as Level 1. Securities valued using vendor prices for which there is evidence of high market trade activity may also be classified as Level 1. US Treasuries are valued using index prices and also classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC’s evaluation of the vendor’s pricing methodologies and individual security facts and circumstances. Most vendor prices use some form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using yield-pricing approach or comparables model approach and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.

The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

Loans and debt securities – Loans and debt securities in IFC’s investment portfolio that do not have available market prices are primarily valued using discounted cash flow approaches. All loans measured at fair value are classified as Level 3. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features are considered in determining the loans’ fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features. The valuation techniques and significant unobservable inputs for loans and debt securities classified as Level 3 as of June 30, 2017 and June 30, 2016 are presented below:

June 30, 2017

	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$175	Discount rate	8.7 – 30.0	13.6
	Relative valuations	78	Valuation multiples*
	Listed price (adjusted)	2
	Recent transactions	133
	Other techniques	3

Total preferred shares		391

Loans and other debt securities	Discounted cash flows	2,033	Credit default swap spreads	0.3 – 8.1	2.5
	Recent transactions	1,586	Expected recovery rates	10.0 – 85.0	42.7
	Other techniques	293

Total loans and other debt securities		3,912

Total		$4,303

* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

June 30, 2016
	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$224	Discount rate	7.5 – 30.0	11.6
	Relative valuations	82	Valuation multiples*
	Recent transactions	216
	Other techniques	27

Total preferred shares		549

Loans and other debt securities	Discounted cash flows	1,903	Credit default swap spreads	1.0 – 20.0	4.6
	Recent transactions	457	Expected recovery rates	10.0 – 85.0	42.4
	Other techniques	235

Total loans and other debt securities		2,595

Total		$3,144

* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

Borrowings – Fair values derived by using quoted prices in active markets are classified as Level 1. Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:

Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, IFC’s credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield.

Unstructured bonds	Inter-bank yield curve and IFC’s credit curve.

As of June 30, 2017, IFC had bond issuances with a total fair value of $26 million classified as level 3 in Costa Rican colones and Kazakhstan tenge where the significant unobservable inputs were yield curve data.

Derivative instruments – The various classes of derivative instruments include interest rate contracts, foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

The significant inputs used in valuing the various classes of derivative instruments classified as Level 2 and significant unobservable inputs for derivative instruments classified as Level 3 as of June 30, 2017 and June 30, 2016 are presented below:

Level 2 derivatives	Significant Inputs
Interest rate	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.

Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.

Interest rate and currency	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.

June 30, 2017
Level 3 derivatives	Type	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$40	Volatilities	11.8 – 42.6	21.5
	Variable strike price options	180	Contractual strike price*
	Other	1
Interest rate and currency swap assets	Vanilla swaps	7	Yield curve points, exchange rates

Interest rate and currency swap liabilities	Vanilla swaps	(3)	Yield curve points, exchange rates

Total		$225

* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

June 30, 2016
Level 3 derivatives	Type	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$41	Volatilities	11.8 – 48.8	28.6
	Variable strike price options	333	Contractual strike price*
	Other	1
Interest rate and currency swap assets	Vanilla swaps	34	Yield curve points, exchange rates

Interest rate and currency swap liabilities	Vanilla swaps	(31)	Yield curve points, exchange rates

Total		$378

* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

Equity investments – Equity investments valued using quoted prices in active markets are classified as Level 1. Equity investments classified as Level 2 were valued using quoted prices in inactive markets. The valuation techniques and significant unobservable inputs for equity investments classified as Level 3 as of June 30, 2017 and June 30, 2016 are presented below:

June 30, 2017
Sector	Valuation technique	Fair value (US$ millions)	Significant inputs	Range	Weighted average
Banking and other financial Institutions	Discounted cash flows	$550	Cost of equity (%)	10.3 – 25.0	16.1
			Asset growth rate (%)	(62.5) – 51.4	9.4
			Return on assets (%)	(19.1) – 6.1	2.3
			Perpetual growth rate (%)	2.5 – 12.0	5.0
	Relative valuations	-	Discount for lock-up (%)	0.0 – 50.0	8.1
	Listed price (adjusted)	263
	Recent transactions	123
	Other techniques	44

Total banking and other financial institutions		980

Funds	Recent transactions	88

Total funds		88

Others	Discounted cash flows	894	Weighted average cost of capital (%)	6.3 – 19.6	12.2
			Cost of equity (%)	10.4 – 17.8	13.9
	Relative valuations	290	Valuation multiples*
	Listed price (adjusted)	248	Discount for lock-up (%)	0.0 – 10.4	3.0
	Recent transactions	588
	Other techniques	22

Total others		2,042

Total		$3,110

* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

June 30, 2016
Sector	Valuation technique	Fair value (US$ millions)	Significant inputs	Range	Weighted average
Banking and other financial Institutions	Discounted cash flows	$707	Cost of equity (%)	10.3 – 22.3	14.5
			Asset growth rate (%)	(33.6) – 187.0	11.0
			Return on assets (%)	(9.7) – 5.0	1.9
			Perpetual growth rate (%)	2.4 – 11.0	4.5
	Relative valuations	41	Price to book value	1.0 – 2.4	1.7
	Listed price (adjusted)	127	Discount for lock-up (%)	0.0 – 10.4	7.3
	Recent transactions	193
	Other techniques	32

Total banking and other financial institutions		1,100

Funds	Recent transactions	98

Total funds		98

Others	Discounted cash flows	647	Weighted average cost of capital (%)	7.8 – 21.5	13.1
			Cost of equity (%)	10.5 – 15.0	15.5
	Relative valuations	230	Valuation multiples*
	Listed price (adjusted)	144	Discount for lock-up (%)	0.0 – 15.2	12.9
	Recent transactions	669
	Other techniques	43

Total others		1,733

Total		$2,931

* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

Fair value of assets and liabilities

Estimated fair values of IFC’s financial assets and liabilities and off-balance sheet financial instruments at June 30, 2017 and June 30, 2016 are summarized below (US$ millions):

	June 30, 2017		June 30, 2016
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements and receivable for cash collateral pledged	$45,803	$45,803	$46,212	$46,212

Investments:
Loans at amortized cost, net of reserves against losses	21,550	23,059	20,906	20,281
Loans accounted for at fair value under the Fair Value Option	970	970	962	962

Total loans	22,520	24,029	21,868	21,243

Equity investments at cost less impairment	3,209	4,379	3,145	4,221
Equity investments accounted for at fair value as available-for-sale	3,590	3,590	3,526	3,526
Equity investments accounted for at fair value	6,689	6,689	5,917	5,917

Total equity investments	13,488	14,658	12,588	13,664

Debt securities accounted for at fair value as available-for-sale	3,984	3,984	2,474	2,474
Debt securities accounted for at fair value under the Fair Value Option	527	527	426	426

Total debt securities	4,511	4,511	2,900	2,900

Total investments	40,519	43,198	37,356	37,807

Derivative assets:
Borrowings-related	865	865	1,255	1,255
Liquid asset portfolio-related and other	239	239	489	489
Investment-related	1,324	1,324	1,680	1,680
Client risk management-related	219	219	271	271

Total derivative assets	2,647	2,647	3,695	3,695

Other investment-related financial assets	-	87	1	96

Financial liabilities
Securities sold under repurchase agreements and payable for cash collateral received	$5,401	$5,401	$4,143	$4,143

Market, IBRD, IDA and other borrowings outstanding	54,103	54,103	55,142	55,141

Trading securities - short sold bonds	-	-	10	10
Derivative liabilities:
Borrowings-related	2,352	2,352	3,014	3,014
Liquid asset portfolio-related and other	613	613	439	439
Investment-related	205	205	183	183
Client risk management-related	211	211	316	316

Total derivative liabilities	3,381	3,381	3,952	3,952

Other investment-related financial assets comprise standalone options and warrants that do not meet the definition of a derivative.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

The fair value of loan commitments amounted to $33 million at June 30, 2017 ($33 million - June 30, 2016). Fair values of loan commitments are based on present value of loan commitment fees.

Fair value hierarchy

The following tables provide information as of June 30, 2017 and June 30, 2016, about IFC’s financial assets and financial liabilities measured at fair value on a recurring basis. As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

	June 30, 2017
	Level 1	Level 2	Level 3	Total
Trading securities:
Asset-backed securities	$-	$8,407	$-	$8,407
Corporate securities	4,125	4,408	-	8,533
Government and agency obligations	11,724	1,378	19	13,121
Money market funds	127	-	-	127

Total trading securities	15,976*	14,193	19	30,188

Loans	-	9	928	937
Loans measured at net asset value***				33

Total Loans (outstanding principal balance $1,026)	-	9	928	970

Equity investments:
Banking and other financial institutions	1,968	105	980	3,053
Funds	-	13	88	101
Others	1,357	96	2,042	3,495
Equity investments measured at net asset value***				3,630

Total equity investments	3,325	214	3,110	10,279

Debt securities:
Corporate debt securities	429	367	2,458	3,254
Preferred shares	-	-	391	391
Asset-backed securities	-	-	524	524
Other debt securities	-	-	2	2
Debt securities measured at net asset value***				340

Total debt securities	429	367	3,375	4,511

Derivative assets:
Interest rate	-	309	-	309
Foreign exchange	-	53	-	53
Interest rate and currency	-	2,044	7	2,051
Equity and other	-	-	234	234

Total derivative assets	-	2,406	241	2,647

Total assets at fair value	$19,730	$17,189	$7,673	$48,595

Borrowings:
Structured bonds	$-	$5,788	$-	$5,788
Unstructured bonds	39,257	5,811	26	45,094

Total borrowings (outstanding principal balance $52,957**)	39,257	11,599	26	50,882

Trading securities - short sold bonds	-	-	-	-

Derivative liabilities:
Interest rate	-	662	-	662
Foreign exchange	-	262	-	262
Interest rate and currency	-	2,441	3	2,444
Equity and other	-	-	13	13

Total derivative liabilities	-	3,365	16	3,381

Total liabilities at fair value	$39,257	$14,964	$42	$54,263

* includes securities priced at par plus accrued interest, which approximates fair value.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

** includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $3,533 million, with a fair value of $1,797 million as of June 30, 2017.

***In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in consolidated balance sheet.

Note: For the year ended June 30, 2017: Trading securities with fair value of $288 million transferred from level 1 to level 2 and $593 million from level 2 to level 1 due to decrease/increase in market activities. Equity investments with fair value of $123 million transferred from level 1 to level 2 and $112 million from level 2 to level 1 due to decrease/increase in market activities. Bonds issued by IFC with a fair value $332 million transferred from level 1 to level 2, while bonds with a fair value of $660 million were transferred from level 2 to level 1 due to change in quality of market price information.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

	June 30, 2016
	Level 1	Level 2	Level 3	Total
Trading securities:
Asset-backed securities	$-	$11,860	$-	$11,860
Corporate securities	5,125	2,670	47	7,842
Government and agency obligations	10,162	900	21	11,083
Money market funds	427	-	-	427

Total trading securities	15,714*	15,430	68	31,212

Loans (outstanding principal balance $1,093)	-	-	962	962

Equity investments:
Banking and other financial institutions	1,656	136	1,100	2,892
Funds	-	-	98	98
Others	1,515	26	1,733	3,274
Equity investments measured at net asset value***				3,179

Total equity investments	3,171	162	2,931	9,443

Debt securities:
Corporate debt securities	249	144	1,518	1,911
Preferred shares	-	-	549	549
Asset-backed securities	-	-	113	113
Other debt securities	-	-	2	2
Debt securities measured at net asset value***				325

Total debt securities	249	144	2,182	2,900

Derivative assets:
Interest rate	-	646	-	646
Foreign exchange	-	307	-	307
Interest rate and currency	-	2,327	34	2,361
Equity and other	-	-	381	381

Total derivative assets	-	3,280	415	3,695

Total assets at fair value	$19,134	$19,016	$6,558	$48,212

Borrowings:
Structured bonds	$-	$5,179	$-	$5,179
Unstructured bonds	42,213	5,328	155	47,696

Total borrowings (outstanding principal balance $53,027**)	42,213	10,507	155	52,875

Trading securities - short sold bonds	10	-	-	10

Derivative liabilities:
Interest rate	-	454	-	454
Foreign exchange	-	96	-	96
Interest rate and currency	-	3,365	31	3,396
Equity and other	-	-	6	6

Total derivative liabilities	-	3,915	37	3,952

Total liabilities at fair value	$42,223	$14,422	$192	$56,837

* includes securities priced at par plus accrued interest, which approximates fair value.

** includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $2,299 million, with a fair value of $1,390 million as of June 30, 2016.

*** In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in consolidated balance sheet.

Note: For the year ended June 30, 2016: Trading securities with fair value of $154 million transferred from level 1 to level 2 and $824 million from level 2 to level 1 due to decrease/increase in market activities. Equity investments with fair value of $9 million transferred from level 1 to level 2 and $107 million from level 2 to level 1 due to decrease/increase in market activities. Bonds issued by IFC with a fair value $716 million transferred from level 1 to level 2, while bonds with a fair value of $360 million were transferred from level 2 to level 1 due to change in quality of market price information.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

The following tables present the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the years ended June 30, 2017 and 2016 (US$ millions). IFC’s policy is to recognize transfers in and transfers out at the beginning of the reporting period.

	Year ended June 30, 2017
	Balance as of July 1, 2016	Net gains and losses (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of June 30, 2017	Net unrealized gains/losses included in net income related to assets / liabilities held at year end
		Net Income	Other comprehensive income
Trading securities:
Asset-backed securities	$-	$-	$-	$-	$-	$-	$-	$-
Corporate securities	47	2	-	(49)	-	-	-	-
Government and agency obligations	21	(2)	-	-	-	-	19	(2)

Total trading securities	68	-	-	(49)	-	-	19	(2)

Loans	962	37	-	(62)	-	(9)	928	16
Equity investments:
Banking and other financial institutions	1,100	51	55	(4)	77	(299)	980	44
Funds	98	11	-	(21)	-	-	88	11
Others	1,733	(88)	7	499	40	(149)	2,042	(73)

Total equity investments	2,931	(26)	62	474	117	(448)	3,110	(18)

Debt securities:
Corporate debt securities	1,518	56	72	1,043	119	(350)	2,458	27
Preferred shares	549	82	(109)	(131)	-	-	391	(31)
Asset-backed securities	113	(4)	(1)	416	-	-	524	-
Other debt securities	2	-	-	-	-	-	2	-

Total debt securities	2,182	134	(38)	1,328	119	(350)	3,375	(4)

Derivative assets:
Interest rate and currency	34	(2)	-	-	5	(30)	7	-
Equity and other	381	(142)	-	(5)	-	-	234	(142)

Total derivative assets	415	(144)	-	(5)	5	(30)	241	(142)

Total assets at fair value	$6,558	$1	$24	$1,686	$241	$(837)	$7,673	$(150)

Borrowings:
Structured bonds	$-	$-	$-	$-	$-	$-	$-	$-
Unstructured bonds	(155)	7	-	(201)	-	323	(26)	7

Total borrowings	(155)	7	-	(201)	-	323	(26)	7

Derivative liabilities:
Interest rate	-	-	-	-	-	-	-	-
Interest rate and currency	(31)	(5)	-	-	(1)	34	(3)	(2)
Equity and other	(6)	(7)	-	-	-	-	(13)	(7)

Total derivative liabilities	(37)	(12)	-	-	(1)	34	(16)	(9)

Total liabilities at fair value	$(192)	$(5)	$-	$(201)	$(1)	$357	$(42)	$(2)

(*)	Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of June 30, 2017.
(**)

Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2016 beginning balance as of June 30, 2017.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

	Year ended June 30, 2016
	Balance as of July 1, 2015	Net gains and losses (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of June 30, 2016	Net unrealized gains/losses included in net income related to assets / liabilities held at year end
		Net Income	Other comprehensive income
Trading securities:
Asset-backed securities	$-	$-	$-	$-	$-	$-	$-	$-
Corporate securities	64	(6)	-	(11)	-	-	47	-
Government and agency obligations	22	(1)	-	-	-	-	21	(1)

Total trading securities	86	(7)	-	(11)	-	-	68	(1)

Loans	784	(114)	-	292	-	-	962	(121)
Equity investments:
Banking and other financial institutions	901	48	3	(16)	342	(178)	1,100	3
Funds	55	1	-	42	-	-	98	3
Others	1,672	49	(38)	252	60	(262)	1,733	(13)

Total equity investments	2,628	98	(35)	278	402	(440)	2,931	(7)

Debt securities:
Corporate debt securities	1,371	(37)	(68)	365	83	(196)	1,518	(24)
Preferred shares	555	(6)	(22)	22	-	-	549	2
Asset-backed securities	122	(17)	8	-	-	-	113	-
Other debt securities	2	-	-	-	-	-	2	-

Total debt securities	2,050	(60)	(82)	387	83	(196)	2,182	(22)

Derivative assets:
Interest rate and currency	40	18	-	8	-	(32)	34	17
Equity and other	289	94	-	(2)	-	-	381	102

Total derivative assets	329	112	-	6	-	(32)	415	119

Total assets at fair value	$5,877	$29	$(117)	$952	$485	$(668)	$6,558	$(32)

Borrowings:
Structured bonds	$-	$-	$-	$-	$-	$-	$-	$-
Unstructured bonds	(103)	(1)	-	(10)	(41)	-	(155)	(1)

Total borrowings	(103)	(1)	-	(10)	(41)	-	(155)	(1)

Derivative liabilities:
Interest rate	-	-	-	-	-	-	-	-
Interest rate and currency	(30)	(31)	-	-	-	30	(31)	(12)
Equity and other	(4)	(3)	-	1	-	-	(6)	(3)

Total derivative liabilities	(34)	(34)	-	1	-	30	(37)	(15)

Total liabilities at fair value	$(137)	$(35)	$-	$(9)	$(41)	$30	$(192)	$(16)

(*) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of June 30, 2016.

(**) Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2015 beginning balance as of June 30, 2016.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

The following tables present gross purchases, sales, issuances and settlements related to the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the years ended June 30, 2017 and 2016 (US$ millions).

	Year ended June 30, 2017

	Purchases	Sales	Issuances	Settlements and others	Net

Trading securities:
Asset-backed securities	$-	$-	$-	$-	$-
Corporate securities	-	(49)	-	-	(49)

Total trading securities	-	(49)	-	-	(49)

Loans	-	-	149	(211)	(62)

Equity investments:
Banking and other financial institutions	65	(67)	-	(2)	(4)
Funds	149	-	-	(170)	(21)
Others	495	(149)	-	153	499

Total equity investments	709	(216)	-	(19)	474

Debt securities:
Corporate debt securities	1,333	(13)	-	(277)	1,043
Preferred shares	44	(133)	-	(42)	(131)
Asset-backed securities	423	-	-	(7)	416

Total debt securities	1,800	(146)	-	(326)	1,328

Derivative assets:
Interest rate and currency	-	-	-	-	-
Equity and other	-	-	-	(5)	(5)

Total derivative assets	-	-	-	(5)	(5)

Total assets at fair value	$2,509	$(411)	$149	$(561)	$1,686

Borrowings:
Structured Bonds	$-	$-	$-	$-	$-
Unstructured Bonds	-	-	(201)	-	(201)

Total Borrowings	-	-	(201)	-	(201)

Derivative liabilities:
Interest rate	-	-	-	-	-
Interest rate and currency	-	-	-	-	-
Equity and other	-	-	-	-	-

Total derivative liabilities	-	-	-	-	-

Total liabilities at fair value	$-	$-	$(201)	$-	$(201)

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

	Year ended June 30, 2016

	Purchases	Sales	Issuances	Settlements and others	Net

Trading securities:
Asset-backed securities	$-	$-	$-	$-	$-
Corporate securities	-	(8)	-	(3)	(11)

Total trading securities	-	(8)	-	(3)	(11)

Loans	-	-	403	(111)	292

Equity investments:
Banking and other financial institutions	75	(137)	-	46	(16)
Funds	116	(1)	-	(73)	42
Others	377	(167)	-	42	252

Total equity investments	568	(305)	-	15	278

Debt securities:
Corporate debt securities	547	(29)	-	(153)	365
Preferred shares	178	(88)	-	(68)	22
Asset-backed securities	51	-	-	(51)	-

Total debt securities	776	(117)	-	(272)	387

Derivative assets:
Interest rate and currency	-	-	7	1	8
Equity and other	-	-	-	(2)	(2)

Total derivative assets	-	-	7	(1)	6

Total assets at fair value	$1,344	$(430)	$410	$(372)	$952

Borrowings:
Structured Bonds	$-	$-	$-	$-	$-
Unstructured Bonds	-	-	(10)	-	(10)

Total Borrowings	-	-	(10)	-	(10)

Derivative liabilities:
Interest rate	-	-	-	-	-
Interest rate and currency	-	-	(1)	1	-
Equity and other	-	-	-	1	1

Total derivative liabilities	-	-	(1)	2	1

Total liabilities at fair value	$-	$-	$(11)	$2	$(9)

Gains and losses (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the consolidated statements of operations in income from liquid asset trading activities, Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives, income from equity investments and associated derivatives, income from debt securities and realized gains and losses on debt securities and associated derivatives and net unrealized gains and losses on non-trading financial instruments accounted for at fair value.

As of June 30, 2017, equity investments, accounted for at cost less impairment, with a carrying amount of $1,537 million were written down to their fair value of $1,172 million ($1,828 million and $1,444 million – June 30, 2016), resulting in a loss of $365 million, which was included in income from equity investments and associated derivatives in the consolidated statements of operations during the year ended June 30, 2017 (loss of $384 million – year ended June 30, 2016). The amount of the write-down was based on a Level 3 measure of fair value.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE S – SEGMENT REPORTING

For management purposes, IFC’s business comprises three segments: investment services, treasury services and advisory services. The investment services segment consists primarily of lending and investing in debt and equity securities. The investment services segment also includes AMC, which is not separately disclosed due to its immaterial impact. Further information about the impact of AMC on IFC’s consolidated balance sheets and statements of operations can be found in Note B. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Advisory services provide consultation services to governments and the private sector. Consistent with internal reporting, net income or expense from asset and liability management and client risk management activities in support of investment services is allocated from the treasury segment to the investment services segment.

The performance of investment services, treasury services and advisory services is assessed by senior management on the basis of net income for each segment, return on assets, and return on capital employed. Advisory services are primarily assessed based on the level and adequacy of its funding sources (See Note U). IFC’s management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

The methodology for allocating foreign currency transaction gains and losses on non-trading activities between the investment services segment and the treasury services segment was revised during FY16 Q1 to more closely align with management reporting. This change has been reflected in the segment results for the years ended June 30, 2017, 2016 and 2015.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE S – SEGMENT REPORTING (continued)

An analysis of IFC’s major components of income and expense by business segment for the years ended June 30, 2017, June 30, 2016 and June 30, 2015, is provided below (US$ millions):

June 30, 2017	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$1,298	$-	$-	$1,298
Provision for losses on loans, guarantees and other receivables	(86)	-	-	(86)
Income from equity investments and associated derivatives	707	-	-	707
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	282	-	-	282
Income from liquid asset trading activities	-	917	-	917
Charges on borrowings	(261)	(451)	-	(712)
Advisory services income	-	-	277	277
Service fees and other income	251	-	-	251
Administrative expenses	(874)	(25)	(63)	(962)
Advisory services expenses	-	-	(327)	(327)
Expense from pension and other postretirement benefit plans	(211)	(13)	(69)	(293)
Other expenses	(35)	-	-	(35)
Foreign currency transaction gains and losses on non-trading activities	(155)	(33)	-	(188)

Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	916	395	(182)	1,129
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	320	74	-	394

Income (loss) before grants to IDA	1,236	469	(182)	1,523
Grants to IDA	(101)	-	-	(101)

Net income (loss)	1,135	469	(182)	1,422

Net (gains) attributable to non-controlling interests	(4)	-	-	(4)

Net income (loss) attributable to IFC	$1,131	$469	$(182)	$1,418

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE S – SEGMENT REPORTING (continued)

June 30, 2016	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$1,126	$-	$-	$1,126
Provision for losses on loans, guarantees and other receivables	(359)	-	-	(359)
Income from equity investments and associated derivatives	518	-	-	518
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	129	-	-	129
Income from liquid asset trading activities	-	504	-	504
Charges on borrowings	(115)	(294)	-	(409)
Advisory services income	-	-	266	266
Service fees and other income	235	-	-	235
Administrative expenses	(850)	(22)	(61)	(933)
Advisory services expenses	-	-	(308)	(308)
Expense from pension and other postretirement benefit plans	(131)	(8)	(46)	(185)
Other expenses	(38)	-	-	(38)
Foreign currency transaction gains and losses on non-trading activities	(91)	45	-	(46)

Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	424	225	(149)	500
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(266)	62	-	(204)

Income (loss) before grants to IDA	158	287	(149)	296
Grants to IDA	(330)	-	-	(330)

Net (loss) income	(172)	287	(149)	(34)

Net losses attributable to non-controlling interests	1	-	-	1

Net (loss) income attributable to IFC	$(171)	$287	$(149)	$(33)

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE S – SEGMENT REPORTING (continued)

June 30, 2015	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, realized gains and losses on loans and associated derivatives	$1,123	$-	$-	$1,123
Provision for losses on loans, guarantees and other receivables	(171)	-	-	(171)
Income from equity investments and associated derivatives	427	-	-	427
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	132	-	-	132
Income from liquid asset trading activities	-	467	-	467
Charges on borrowings	(62)	(196)	-	(258)
Advisory services income	-	-	244	244
Other income	261	-	-	261
Administrative expenses	(821)	(21)	(59)	(901)
Advisory services expenses	-	-	(285)	(285)
Expense from pension and other postretirement benefit plans	(139)	(8)	(50)	(197)
Other expenses	(40)	-	-	(40)
Foreign currency transaction gains and losses on non-trading activities	(51)	104	-	53

Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	659	346	(150)	855
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(54)	(52)	-	(106)

Income (loss) before grants to IDA	605	294	(150)	749
Grants to IDA	(340)	-	-	(340)

Net income (loss)	265	294	(150)	409

Less: Net losses (gains) attributable to non-controlling interests	36	-	-	36

Net income (loss) attributable to IFC	$301	$294	$(150)	$445

NOTE T – VARIABLE INTEREST ENTITIES

Significant variable interests

IFC has identified investments in 224 VIEs (43 of which were identified as such due to the adoption of ASU 2015-02 on July 1, 2015) which are not consolidated by IFC but in which it is deemed to hold significant variable interests at June 30, 2017 (219 investments—June 30, 2016).

The majority of these VIEs do not involve securitizations or other types of structured financing. IFC is usually the minority investor in these VIEs. These VIEs are mainly: (a) investment funds, where the general partner or fund manager does not have substantive equity at risk, which IFC does not consolidate because it does not absorb the majority of funds’ expected losses or expected residual returns and (b) entities whose total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support or whose activities are so narrowly defined by contracts that equity investors are considered to lack decision making ability, which IFC does not consolidate because it does not have the power to control the activities that most significantly impact their economic performance. IFC’s involvement with these VIEs includes investments in equity interests and senior or subordinated interests, guarantees and risk management arrangements. IFC’s interests in these VIEs are recorded on IFC’s consolidated balance sheet primarily in equity investments, loans, debt securities, and other liabilities, as appropriate.

Based on the most recent available data of these VIEs, the balance sheet size, including committed funding, in which IFC is deemed to hold significant variable interests, totaled $35,650 million at June 30, 2017 ($32,122 million—June 30, 2016). IFC’s maximum exposure to loss as a result of its investments in these VIEs, comprising both carrying value of investments and amounts committed but not yet disbursed, was $6,328 million at June 30, 2017 ($6,058 million—June 30, 2016).

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE T – VARIABLE INTEREST ENTITIES (continued)

The industry sector and geographical regional analysis of IFC’s maximum exposures as a result of its investment in these VIEs at June 30, 2017 and June 30, 2016 is as follows (US$ millions):

	June 30, 2017
	Loans	Equity investments	Debt securities	Risk management	Total
Manufacturing, agribusiness and services
Asia	$210	$22	$24	$-	$256
Europe, Middle East and North Africa	361	57	100	-	518
Sub-Saharan Africa, Latin America and Caribbean	150	188	22	-	360
Other	-	30	-	-	30

Total manufacturing, agribusiness and services	721	297	146	-	1,164

Financial markets
Asia	178	8	-	-	186
Europe, Middle East and North Africa	79	11	178	4	272
Sub-Saharan Africa, Latin America and Caribbean	43	37	228	-	308
Other	148	88	226	9	471

Total financial markets	448	144	632	13	1,237

Infrastructure and natural resources
Asia	622	104	4	2	732
Europe, Middle East and North Africa	779	232	8	37	1,056
Sub-Saharan Africa, Latin America and Caribbean	1,015	197	13	53	1,278
Other	211	1	-	-	212

Total infrastructure and natural resources	2,627	534	25	92	3,278

Telecom, media & technology, and venture investing
Asia	7	242	-	-	249
Europe, Middle East and North Africa	-	128	5	-	133
Sub-Saharan Africa, Latin America and Caribbean	36	203	11	-	250
Other	-	17	-	-	17

Total telecom, media & technology, and venture investing	43	590	16	-	649

Maximum exposure to VIEs	$3,839	$1,565	$819	$105	$6,328

of which:
Carrying value	2,984	1,124	557	64	4,729
Committed but not disbursed	855	441	262	41	1,599

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE T – VARIABLE INTEREST ENTITIES (continued)

	June 30, 2016
	Loans	Equity investments	Debt securities	Risk management	Total
Manufacturing, agribusiness and services
Asia	$161	$21	$21	$-	$203
Europe, Middle East and North Africa	367	64	-	-	431
Sub-Saharan Africa, Latin America and Caribbean	197	98	-	-	295
Other	-	30	-	-	30

Total manufacturing, agribusiness and services	725	213	21	-	959

Financial markets
Asia	147	10	-	10	167
Europe, Middle East and North Africa	66	-	184	-	250
Sub-Saharan Africa, Latin America and Caribbean	38	26	255	-	319
Other	2	95	225	9	331

Total financial markets	253	131	664	19	1,067

Infrastructure and natural resources
Asia	535	187	3	3	728
Europe, Middle East and North Africa	570	308	3	19	900
Sub-Saharan Africa, Latin America and Caribbean	1,121	204	15	77	1,417
Other	220	-	-	-	220

Total infrastructure and natural resources	2,446	699	21	99	3,265

Telecom, media & technology, and venture investing
Asia	-	223	-	-	223
Europe, Middle East and North Africa	-	124	5	-	129
Sub-Saharan Africa, Latin America and Caribbean	28	198	7	1	234
Other	143	38	-	-	181

Total telecom, media & technology, and venture investing	171	583	12	1	767

Maximum exposure to VIEs	$3,595	$1,626	$718	$119	$6,058

of which:
Carrying value	3,110	1,122	491	78	4,801
Committed but not disbursed	485	504	227	41	1,257

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE T – VARIABLE INTEREST ENTITIES (continued)

The carrying value of investments and maximum exposure to VIEs at June 30, 2017 and June 30, 2016 is as follows (US$ millions):

	June 30, 2017
Investment category	Carrying value of investments	Committed but not yet disbursed	Maximum exposure
Loans	$2,984	$855	$3,839
Equity investments	1,124	441	1,565
Debt securities	557	262	819
Risk management	64	41	105

Maximum exposure to VIEs	$4,729	$1,599	$6,328

	June 30, 2016
Investment category	Carrying value of investments	Committed but not yet disbursed	Maximum exposure
Loans	$3,110	$485	$3,595
Equity investments	1,122	504	1,626
Debt securities	491	227	718
Risk management	78	41	119

Maximum exposure to VIEs	$4,801	$1,257	$6,058

NOTE U – ADVISORY SERVICES

IFC provides advisory services to government and private sector clients. Since July 1, 2014, IFC advisory services to governments on investment climate and financial sector development have been delivered in partnership with IBRD through WBG Global Practices. IFC funds this business line by a combination of cash received from government and other donors and IFC’s operations via retained earnings and operating budget allocations as well as fees received from the recipients of the services.

IFC administers donor funds through trust funds. Donor funds are restricted for purposes specified in agreements with the donors.

Donor funds under administration and IFC’s funding can be comingled in accordance with administration agreements with donors. The comingled funds are held in a separate liquid asset investment portfolio managed by IBRD, which is not commingled with IFC’s other liquid assets and is reported at fair value in other assets. Donor funds are refundable until expended for their designated purpose.

As of June 30, 2017, other assets include undisbursed donor funds of $488 million ($512 million - June 30, 2016) and IFC’s advisory services funding of $199 million ($191 million - June 30, 2016). Included in other liabilities as of June 30, 2017 is $488 million ($512 million - June 30, 2016) of refundable undisbursed donor funds.

NOTE V – PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan and Trust (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing ratio. The expenses for the SRP, RSBP, and PEBP are included in expense from pension and other postretirement benefit plans.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the years ended June 30, 2017, June 30, 2016 and June 30, 2015 (US$ millions):

	SRP			RSBP			PEBP
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Benefit cost
Service cost	$166	$138	$139	$41	$33	$35	$30	$24	$21
Interest cost	131	136	131	23	23	23	17	15	13
Expected return on plan assets	(174)	(188)	(185)	(28)	(29)	(27)	-	-	-
Amortization of unrecognized prior service costs	1	1	1	3	3	3	2	2	2
Amortization of unrecognized net actuarial losses	56	15	21	5	-	6	20	12	14

Net periodic pension cost	$180	$102	$107	$44	$30	$40	$69	$53	$50

The expenses for the SRP, RSBP, and PEBP are included in expense from pension and other postretirement benefit plans. For the years ended June 30, 2017, June 30, 2016 and June 30, 2015, expenses for these plans of $293 million, $185 million and $197 million, respectively, were allocated to IFC.

The following table summarizes the Projected Benefit Obligations (PBO), fair value of plan assets, and funded status associated with the SRP, RSBP and PEBP for IFC for the years ended June 30, 2017 and June 30, 2016 (US$ millions). Since the assets for the PEBP are not held in an irrevocable trust separate from the assets of IBRD, they do not qualify for off-balance sheet accounting and are therefore included in IBRD’s investment portfolio. IFC has recognized a receivable (prepaid asset) from IBRD and a payable (liability) to IBRD equal to the amount required to support the plan. The assets of the PEBP are mostly invested in fixed income, equity instruments and alternative investments.

	SRP		RSBP		PEBP
	2017	2016	2017	2016	2017	2016
Projected benefit obligations
Beginning of year	$3,898	$3,253	$636	$506	$484	$345
Service cost	166	138	41	33	30	24
Interest cost	131	136	23	23	17	15
Net entity transfers	(3)	(2)	(1)	1	-	-
Participant contributions	51	44	3	3	7	4
Federal subsidy received	-	-	-	*	-	-
Plan amendments	-	-	-	5	-	-
Benefits paid	(140)	(135)	(10)	(9)	(7)	(7)
Actuarial loss (gain)	(159)	464	(71)	74	(4)	103

End of year	3,944	3,898	621	636	527	484

Fair value of plan assets
Beginning of year	3,065	3,027	484	455	-	-
Net entity transfers	(3)	(2)	(1)	1	-	-
Participant contributions	51	44	3	2	-	-
Actual return on assets	364	58	61	9	-	-
Employer contributions	75	73	27	26	-	-
Benefits paid	(140)	(135)	(10)	(9)	-	-

End of year	3,412	3,065	564	484	-	-

Funded status**	(532)	(833)	(57)	(152)	(527)	(484)

Accumulated benefit obligations	$3,423	$3,343	$621	$636	$406	$369

* Less than $0.5 million

** Negative funded status is included in Payables and other liabilities under liabilities under retirement benefits plans, in Note L.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

During the fiscal year ended June 30, 2017, there were no amendments made to the retirement benefit plans.

During the fiscal year ended June 30, 2016, IFC amended the plan to reflect the increase of the mandatory retirement age from 62 to 67 for the life insurance benefits. The effect of this change was a $5 million increase to the projected benefit obligation at June 30, 2016.

The following tables present the amounts included in Accumulated Other Comprehensive Income relating to Pension and Other Postretirement Benefits (US$ millions):

Amounts included in Accumulated other comprehensive income (loss) in the year ended June 30, 2017:

	SRP	RSBP	PEBP	Total
Net actuarial loss	$735	$56	$231	$1,022
Prior service cost	9	20	13	42

Net amount recognized in accumulated other comprehensive loss	$744	$76	$244	$1,064

Amounts included in Accumulated other comprehensive loss in the year ended June 30, 2016:

	SRP	RSBP	PEBP	Total
Net actuarial loss	$1,139	$165	$255	$1,559
Prior service cost	11	23	14	48

Net amount recognized in accumulated other comprehensive loss	$1,150	$188	$269	$1,607

The estimated amounts that will be amortized from Accumulated Other Comprehensive Income into net periodic benefit cost in the year ending June 30, 2018 are as follows (US$ millions):

	SRP	RSBP	PEBP	Total
Net actuarial loss	$17	$-	$19	$36
Prior service cost	1	3	2	6

Net amount recognized in accumulated other comprehensive loss	$18	$3	$21	$42

Assumptions

The actuarial assumptions used are based on financial market interest rates, inflation expectations, past experience, and management’s best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.

The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, change in yields and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year-end yield of AA corporate bonds.

Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs for the years ended June 30, 2017, June 30, 2016, and June 30, 2015:

Weighted average assumptions used to determine projected benefit obligation (%), except years

	SRP			RSBP			PEBP
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Discount rate	3.70	3.40	4.30	3.90	3.60	4.50	3.80	3.50	4.40
Rate of compensation increase	5.20	5.30	5.40				5.20	5.30	5.40
Health care growth rates
- at end of fiscal year				5.50	5.30	4.90
Ultimate health care growth rate				4.00	4.00	4.10
Year in which ultimate rate is reached				2030	2030	2030

Weighted average assumptions used to determine net periodic pension cost (%), except years

	SRP			RSBP			PEBP
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Discount rate	3.40	4.30	4.20	3.60	4.50	4.40	3.50	4.40	4.30
Expected return on plan assets	5.70	6.20	6.30	5.70	6.20	6.30
Rate of compensation increase	5.30	5.40	5.40				5.30	5.40	5.40
Health care growth rates
- at end of fiscal year				5.30	4.90	5.30
Ultimate health care growth rate				4.00	4.10	4.10
Year in which ultimate rate is reached				2030	2030	2022

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate (US$ millions):

	One-percentage-point increase	One-percentage-point decrease
Effect on total service and interest cost	$ 25	$ (17)
Effect on postretirement benefit obligation	$ 197	$ (137)

Investment Strategy

The investment policies establish the framework for investment of the plan assets based on long-term investment objectives and the trade-offs inherent in seeking adequate investment returns within acceptable risk parameters. A key component of the investment policy is to establish a Strategic Asset Allocation (SAA) representing the policy portfolio (i.e., policy mix of assets) around which the plans are invested. The SAA for the plans is reviewed in detail and reset about every three to five years, with more frequent reviews and changes if and as needed based on market conditions.

The key long-term objective is to generate asset performance that is reasonable in relation to the growth rate of the underlying liabilities and the assumed sponsor contribution rates, without taking undue risks. Given the relatively long investment horizons of the SRP and RSBP, and the relatively modest liquidity needs over the short-term to pay benefits and meet other cash requirements, the focus of the investment strategy is on generating sustainable long-term investment returns through a globally diversified set of strategies including fixed income, public and private equity and real assets.

The SAA is derived using a mix of quantitative analysis that incorporates expected returns and volatilities by asset class as well as correlations across the asset classes, and qualitative considerations such as the liquidity needs of the plans.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

The following table presents the policy asset allocation at June 30, 2017 and the actual asset allocation at June 30, 2017 and June 30, 2016 by asset category for the SRP and RSBP.

	SRP			RSBP
	Policy Allocation 2017 (%)	% of Plan Assets		Policy Allocation 2017 (%)	% of Plan Assets
		2017	2016		2017	2016
Asset class
Public equity	33	35	34	33	34	34
Fixed income & cash	26	19	20	26	21	22
Private equity	20	17	17	20	19	19
Hedge funds	8	11	11	8	10	10
Real assets*	13	14	14	13	12	12
Other**	-	4	4	-	4	3

Total	100	100	100	100	100	100

* Real assets include public and private real estate, infrastructure and timber.

** Includes investments that are outside the policy allocations such as directional hedge funds and long-term private debt funds.

Significant concentrations of risk in plan assets

The assets of the SRP and RSBP are diversified across a variety of asset classes. Investments in these asset classes are further diversified across funds, managers, strategies, geographies and sectors, to limit the impact of any individual investment. In spite of such level of diversification, equity market risk remains the primary source of the overall return volatility of the Plans. As of June 30, 2017, the largest exposure to a single counterparty was 6% and 5% of the plan assets in SRP and RSBP, respectively.

Risk management practices

Managing investment risk is an integral part of managing the assets of the Plans. Asset diversification and consideration of the characteristics of the liabilities are central to the overall investment strategy and risk management approach for the SRP. Absolute risk indicators such as the overall return volatility and drawdown of the Plans are the primary measures used to define the risk tolerance level and establish the overall level of investment risk. In addition, the level of active risk (defined as the annualized standard deviation of portfolio returns relative to those of the policy portfolio) is closely monitored and managed on ongoing basis.

Market risk is regularly monitored at the absolute level, as well as at the relative levels with respect to the investment policy, manager benchmarks, and liabilities of the Plans. Stress tests are performed periodically using relevant market scenarios to assess the impact of extreme market events.

Monitoring of performance (at both manager and asset class levels) against benchmarks, and compliance with investment guidelines, is carried out on a regular basis as part of the risk monitoring process. Risk management for different asset classes is tailored to their specific characteristics and is an integral part of the external managers’ due diligence and monitoring processes.

Credit risk is monitored on a regular basis and assessed for possible credit event impacts. The liquidity position of the Plans is analyzed at regular intervals and periodically tested using various stress scenarios to ensure that the Plans have sufficient liquidity to meet all cash flow requirements. In addition, the long-term cash flow needs of the Plans are considered during the SAA exercise and are one of the main drivers in determining maximum allocation to the illiquid investment vehicles. The plans mitigate operational risk by maintaining a system of internal controls along with other checks and balances at various levels.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

Fair value measurements and disclosures

All plan assets are measured at fair value on a recurring basis. The following table presents the fair value hierarchy of major categories of plan assets as of June 30, 2017 and June 30, 2016 (US$ millions):

	June 30, 2017
	SRP				RSBP
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities
Time deposits	$ 2	$-	$-	$2	$2	$-	$-	$2
Securities purchased under resale agreements	30	-	-	30	8	-	-	8
Government and agency securities	387	94	-	481	73	22	-	95
Corporate and convertible bonds	-	68	-	68	-	12	-	12
Asset-backed securities	-	36	-	36	-	6	-	6
Mortgage-backed securities	-	47	-	47	-	7	-	7

Total debt securities	419	245	-	664	83	47	-	130

Equity securities
US common stocks	132	-	-	132	17	-	-	17
Non-US common stocks	616	-	-	616	93	-	-	93
Mutual funds	19	-	-	19	3	-	-	3
Real estate investment trusts	77	-	-	77	11	-	-	11

Total equity securities	844	-	-	844	124	-	-	124

Other funds at NAV**
Commingled funds	-	-	-	416	-	-	-	71
Private equity	-	-	-	711	-	-	-	128
Hedge funds	-	-	-	385	-	-	-	57
Real estate (including infrastructure and timber)	-	-	-	388	-	-	-	58

Total other funds				1,900				314
Derivative assets/ liabilities	*	(1)	-	(1)	*	*	-	*
Other assets/ liabilities***, net	-	-	-	5	-	-	-	(4)

Total Assets	$1,263	$244	$-	$3,412	$207	$47	$-	$564

* Less than $0.5 million.

** Investments measured at fair value using NAV, have not been classified under the fair value hierarchy.

*** Includes receivables and payables carried at amounts that approximate fair value.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

	June 30, 2016
	SRP				RSBP
	Level 1	Level 2	Level 3	Total	Level 1		Level 2	Level 3	Total
Debt securities
Time deposits	$2	$-	$-	$2	$	*	$-	$-	$	*
Securities purchased under resale agreements	44	-	-	44		8	-	-		8
Government and agency securities	361	95	-	456		69	17	-		86
Corporate and convertible bonds	-	53	-	53		-	9	-		9
Asset-backed securities	-	24	-	24		-	4	-		4
Mortgage-backed securities	-	46	-	46		-	7	-		7

Total debt securities	407	218	-	625		77	37	-		114
Equity securities
US common stocks	143	-	-	143		18	-	-		18
Non-US common stocks	501	-	-	501		73	-	-		73
Mutual funds	48	-	-	48		8	-	-		8
Real estate investment trusts	85	-	-	85		11	-	-		11

Total equity securities	777	-	-	777		110	-	-		110

Other funds at NAV**
Commingled funds	-	-	-	337		-	-	-		56
Private equity	-	-	-	599		-	-	-		102
Hedge funds	-	-	-	365		-	-	-		53
Real estate (including infrastructure and timber)	-	-	-	361		-	-	-		49

Total other funds				1,662						260

Derivative assets/ liabilities	*	1	-	1		*	*	-		*
Other assets/ liabilities***, net	-	-	-	*		-	-	-		*

Total Assets	$1,184	$219	$-	$3,065		$187	$37	$-		$484

* Less than $0.5 million.

** Investments measured at fair value using NAV, have not been classified under the fair value hierarchy.

*** Includes receivables and payables carried at amounts that approximate fair value.

Valuation methods and assumptions

The following are general descriptions of asset categories, as well as the valuation methodologies and inputs used to determine the fair value of each major category of Plan assets. It is important to note that the investment amounts in the asset categories shown in the table above may be different from the asset category allocation shown in the Investment Strategy section of the note. Asset classes in the table above are grouped by the characteristics of the investments held. The asset class break-down in the Investment Strategy section is based on management’s view of the economic exposures after considering the impact of derivatives and certain trading strategies.

Debt securities

Debt securities include time deposits, U.S. treasuries and agencies, debt obligations of foreign governments and debt obligations in corporations of domestic and foreign issuers. Fixed income also includes investments in ABS such as collateralized mortgage obligations and mortgage backed securities. These securities are valued by independent pricing vendors at quoted market prices for the same or similar securities, where available. If quoted market prices are not available, fair values are based on discounted cash flow models using market-based parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves. Some debt securities are valued using techniques which require significant unobservable inputs. The selection of these inputs may involve some judgment. Management believes its estimates of fair value are reasonable given its processes for obtaining securities prices from multiple independent third-party vendors, ensuring that valuation models are reviewed and validated, and applying its approach consistently from period to period. Unless quoted prices are available, money market instruments and securities purchased under resale agreements are reported at face value which approximates fair value.

Equity securities

Equity securities (including REITs) are invested in companies in various industries and countries. Investments in public equity listed on securities exchanges are valued at the last reported sale price on the last business day of the fiscal year.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

Commingled funds

Commingled funds are typically common or collective trusts reported at NAV as provided by the investment manager or sponsor of the fund based on valuation of underlying investments.

Private equity

Private equity includes investments primarily in leveraged buyouts, distressed investments and venture capital funds across North America, Europe and Asia in a variety of sectors. A large number of these funds are in the investment phase of their life cycle. Private Equity investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds. The underlying investments are valued using inputs such as cost, operating results, discounted future cash flows and trading multiples of comparable public securities.

Real estate

Real estate includes several funds which invest in core real estate as well as non-core type of real estate investments such as debt, value add, and opportunistic equity investments. Real estate investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds. The valuations of underlying investments are based on income and/or cost approaches or comparable sales approach, and taking into account discount and capitalization rates, financial conditions, local market conditions among others.

Hedge fund investments

Hedge fund investments include those seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. Hedge Funds include investments in equity, event driven, fixed income, multi strategy and macro relative value strategies. These investments do not have a readily determinable fair market value and are reported at NAV provided by external managers or fund administrators (based on the valuations of underlying investments) on a monthly basis, taking into consideration the latest audited financial statements of the funds.

Investments in hedge funds and commingled funds can typically be redeemed at NAV within the near term while investments in private equity and most real estate are inherently long term and illiquid in nature with a quarter lag in reporting by the fund managers. Reporting of those asset classes with a reporting lag, management estimates are based on the latest available information taking into account underlying market fundamentals and significant events through the balance sheet date.

Investment in derivatives

Investment in derivatives such as equity or bond futures, TBA securities, swaps, options and currency forwards are used to achieve a variety of objectives that include hedging interest rates and currency risks, gaining desired market exposure of a security, an index or currency exposure and rebalancing the portfolio. Over-the-counter derivatives are reported using valuations based on discounted cash flow methods incorporating market observable inputs.

Estimated future benefits payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at June 30, 2017 (US$ millions):

	SRP	RSBP	PEBP
July 1, 2017 - June 30, 2018	$135	$8	$13
July 1, 2018 - June 30, 2019	144	9	14
July 1, 2019 - June 30, 2020	150	10	15
July 1, 2020 - June 30, 2021	160	11	17
July 1, 2021 - June 30, 2022	172	13	18
July 1, 2022 - June 30, 2027	1,030	87	121

Expected contributions

IFC’s contribution to the SRP and RSBP varies from year to year, as determined by the Pension Finance Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP for IFC during the year beginning July 1, 2017 is $76 million and $23 million, respectively.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE W – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL

IFC does not present derivative assets and liabilities or amounts due or owed under resale, repurchase and securities lending transactions related to contracts entered into with the same counterparty under a legally enforceable netting agreement on a net basis on its consolidated balance sheet. The following table provides the gross and net positions of IFC’s derivative contracts, resale, repurchase and securities lending agreements considering amounts and collateral held or pledged that are subject to enforceable counterparty credit support and netting agreements described below (US$ millions). Collateral amounts are included only to the extent of the related net derivative fair values or net resale, repurchase and securities lending agreements amounts.

	June 30, 2017
Assets	Gross amount of assets presented in the	Gross amounts not offset in the consolidated balance sheet
	consolidated balance sheet	Financial instruments	Collateral received	Net amount

Derivative assets	$3,164 *	$1,812	$459 ***	$893
Resale agreements	-	-	-	-

Total assets	$3,164	$1,812	$459	$893

	June 30, 2017
Liabilities	Gross amount of	Gross amounts not offset in the consolidated balance sheet
	liabilities presented in the consolidated balance sheet	Financial instruments	Cash Collateral pledged	Net amount

Derivative liabilities	$3,709 **	$1,812	$981	$916
Repurchase and securities lending agreements	5,068	5,060	-	8

Total liabilities	$8,777	$6,872	$981	$924

	June 30, 2016
Assets	Gross amount of assets presented in the	Gross amounts not offset in the consolidated balance sheet
	consolidated balance sheet	Financial instruments	Collateral received	Net amount

Derivative assets	$4,094 *	$2,467	$618 ***	$1,009
Resale agreements	-	-	-	-

Total assets	$4,094	$2,467	$618	$1,009

	June 30, 2016
Liabilities	Gross amount of liabilities presented in	Gross amounts not offset in the consolidated balance sheet
	the consolidated balance sheet	Financial instruments	Collateral pledged	Net amount

Derivative liabilities	$4,206 **	$2,467	$473	$1,266
Repurchase and securities lending agreements	3,842	3,842	-	-

Total liabilities	$8,048	$6,309	$473	$1,266

* Includes accrued income of $517 million and $399 million as of June 30, 2017 and June 30, 2016 respectively.

** Includes accrued charges of $328 million and $254 million as of June 30, 2017 and June 30, 2016 respectively.

*** Includes cash collateral of $312 million and $286 million as of June 30, 2017 and June 30, 2016 respectively. The remaining amounts of collateral received consist of off-balance-sheet US Treasury securities reported in the above table at fair value.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE W – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (continued)

IFC’s derivative contracts with market counterparties are entered into under standardized master agreements published by the International Swaps and Derivatives Association (“ISDA” Agreements). ISDA Agreements provide for a single lump sum settlement amount upon the early termination of transactions following a default or termination event whereby amounts payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party. This setoff effectively reduces any amount payable by the non-defaulting party to the defaulting party.

IFC’s ISDA Agreements are appended by a Credit Support Annex (“CSA”) that provides for the receipt, and in some cases, posting, of collateral in the form of cash, U.S. Treasury securities or U.K. gilts to reduce mark-to market exposure among derivative market counterparties. IFC recognizes cash collateral received and a corresponding liability on its balance sheet for the obligation to return it. Securities received as collateral are not recognized on IFC’s balance sheet. As of June 30, 2017, $932 million of cash collateral was posted under CSAs ($495 June 30, 2016). IFC recognizes a receivable on its balance sheet for its rights to cash collateral posted. In accordance with the CSAs, IFC may rehypothecate securities received as collateral, subject to the obligation to return such collateral and any related distributions received. In the event of a counterparty default, IFC may exercise certain rights and remedies, including the right to set off any amounts payable by the counterparty against any collateral held by IFC and the right to liquidate any collateral held. As of June 30, 2017, IFC had $334 million ($303 million at June 30, 2016) of outstanding obligations to return cash collateral under CSAs. The estimated fair value of all securities received and held as collateral under CSAs of June 30, 2017, all of which may be rehypothecated was $197 million ($415 million - June 30, 2016). As of June 30, 2017, $200 million of such collateral was rehypothecated under securities lending agreements ($279 million - June 30, 2016).

Collateral posted by IFC in connection with repurchase agreements approximates the amounts classified as Securities sold under repurchase agreements. At June 30, 2017, trading securities with a carrying amount (fair value) of $197 million ($197 million - June 30, 2016) were pledged in connection with borrowings under a short-term discount note program, the carrying amount of which was $2,670 million ($1,838 million - June 30, 2016).

Under certain CSA’s IFC is not required to pledge collateral unless its credit rating is downgraded from its current AAA/Aaa. The aggregate fair value of derivatives containing such a credit risk-linked contingent feature in a net liability position was $321 million at June 30, 2017 ($900 million at June 30, 2016). At June 30, 2017, IFC had no collateral posted under these agreements. If IFC’s credit rating were to be downgraded from its current AAA/Aaa to AA+/Aa1 or below, then collateral in the amount of $12 million would be required to be posted against net liability positions with counterparties at June 30, 2017 ($456 million at June 30, 2016).

IFC’s resale, repurchase and securities lending transactions are entered into with counterparties under industry standard master netting agreements which generally provide the right to offset amounts owed one another with respect to multiple transactions under such master netting agreement and liquidate the purchased or borrowed securities in the event of counterparty default. The estimated fair value of all securities received and held as collateral under these master netting agreements as of June 30, 2017 was $0 ($0 - June 30, 2016).

The following table presents an analysis of IFC’s repurchase and securities lending transactions by (1) class of collateral pledged and (2) their remaining contractual maturity as of June 30, 2017 and June 30, 2016 (US$ millions):

	Remaining Contractual Maturity of the Agreements - June 30, 2017
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$-	$4,871	$-	$-	$4,871
Agency securities	-	-	-	-	-
Municipal securities and other	-	-	-	-	-

Total Repurchase agreements	-	4,871	-	-	4,871

Securities lending transactions
U.S. Treasury securities	$199	$-	$-	$-	$199

Total Securities lending transactions	199	-	-	-	199

Total Repurchase agreements and Securities lending transactions	$199	$4,871	$-	$-	$5,070

As of June 30, 2017, IFC has no repurchase-to-maturity transactions outstanding.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE W – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (continued)

	Remaining Contractual Maturity of the Agreements - June 30, 2016
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$-	$3,564	$-	$-	$3,564
Agency securities	-	-	-	-	-
Municipal securities and other	-	-	-	-	-

Total Repurchase agreements	-	3,564	-	-	3,564

Securities lending transactions
U.S. Treasury securities	$278	$-	$-	$-	$278

Total Securities lending transactions	278	-	-	-	278

Total Repurchase agreements and Securities lending transactions	$278	$3,564	$-	$-	$3,842

As of June 30, 2016, IFC has no repurchase-to-maturity transactions outstanding.

NOTE X – SERVICE AND SUPPORT PAYMENTS

IFC obtains certain administrative and overhead services from IBRD in those areas where common services can be efficiently provided by IBRD. This includes shared costs of the Boards of Governors and Directors, and other services such as communications, internal auditing, administrative support, supplies, and insurance. IFC makes payments for these services to IBRD based on negotiated fees, chargebacks and allocated charges, where chargeback is not feasible. Expenses allocated to IFC for the year ended June 30, 2017, were $109 million ($113 million - year ended June 30, 2016; $118 million - year ended June 30, 2015). Other chargebacks include $20 million for the year ended June 30, 2017 ($18 million - year ended June 30, 2016; $17 million - year ended June 30, 2015).

NOTE Y – RELATED PARTY TRANSACTIONS

During the quarter ended December 31, 2015, IFC sold a portion of its building in Accra, Ghana to IBRD for $13 million that generated a gain of $3 million that is included in Other income.

During the quarter ended September 30, 2014, IFC issued an amortizing, non-interest bearing promissory note, maturing September 15, 2039, to IDA (the Note) in exchange for $1,179 million. The Note requires payments totaling $1,318 million, resulting in an effective interest rate of 1.84%. With IFC’s consent, IDA may redeem the Note after September 2, 2019, upon an adverse change in its financial condition or outlook. The amount due to IDA upon such redemption is equal to the present value of the all unpaid amounts discounted at the effective interest rate. IDA may transfer the Note; however, its redemption right is not transferrable. IFC has elected the Fair Value Option for the Note.

NOTE Z – CONTINGENCIES

In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC’s Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC’s financial position, results of operations or cash flows.

KPMG LLP

Suite 12000

1801 K Street, NW

Washington, DC 20006

Independent Auditors’ Report

President and Board of Directors

International Finance Corporation:

We have audited the accompanying consolidated financial statements of the International Finance Corporation (IFC) and its subsidiaries, which comprise the consolidated balance sheets as of June 30, 2017 and 2016, and the related consolidated statements of operations, comprehensive income (loss), changes in capital and cash flows for each of the years in the three-year period ended June 30, 2017, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to fraud or error.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of International Finance Corporation and its subsidiaries as of June 30, 2017 and 2016, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2017 in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The consolidated statement of capital stock and voting power as of June 30, 2017 is presented for purposes of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Report on Internal Control over Financial Reporting

We also have audited, in accordance with auditing standards generally accepted in the United States of America, IFC’s internal control over financial reporting as of June 30, 2017, based on criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated August 3, 2017 expressed an unmodified opinion on the effectiveness of IFC’s internal control over financial reporting.

Washington, D.C.

August 3, 2017

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2016
New Medium and Long-Term Market Borrowings
ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Rate*	Settle Date
16_209XXXX	AUD	30,000,000	22,501,500	3.20	7/5/2016
17_05XXXXX	AUD	350,000,000	266,910,000	2.70	7/13/2016
17_31XXXXX	AUD	70,000,000	54,078,500	3.20	8/10/2016
17_33XXXXX	AUD	20,000,000	15,451,000	3.20	8/10/2016
17_50XXXXX	AUD	125,000,000	94,393,750	3.20	8/30/2016
	Sum Of Notional	595,000,000	453,334,750
16_211XXXX	BRL	200,000,000	60,097,960	-	7/7/2016
17_07XXXXX	BRL	30,000,000	9,223,391	-	7/19/2016
17_09XXXXX	BRL	200,000,000	61,504,398	-	7/20/2016
17_11XXXXX	BRL	211,610,000	64,554,606	-	7/27/2016
17_14XXXXX	BRL	80,000,000	24,580,594	7.00	7/21/2016
17_26XXXXX	BRL	150,000,000	47,424,832	-	8/8/2016
17_27XXXXX	BRL	100,000,000	31,353,860	10.50	8/5/2016
17_42XXXXX	BRL	12,000,000	3,720,180	6.00	8/25/2016
17_46XXXXX	BRL	60,000,000	18,525,952	6.50	8/24/2016
17_47XXXXX	BRL	150,000,000	46,421,663	-	8/26/2016
17_77XXXXX	BRL	200,000,000	61,676,998	-	9/27/2016
17_78XXXXX	BRL	80,000,000	24,551,927	6.50	9/21/2016
	Sum Of Notional	1,473,610,000	453,636,361
17_85XXXXX	CNY	150,000,000	22,493,477	3.10	9/27/2016
	Sum Of Notional	150,000,000	22,493,477
17_500XXXX	DOP	180,000,000	3,916,449	8.75	7/22/2016
	Sum Of Notional	180,000,000	3,916,449
17_21XXXXX	GHS	40,000,000	10,101,010	19.70	8/2/2016
17_23XXXXX	GHS	34,000,000	8,585,859	-	8/2/2016
	Sum Of Notional	74,000,000	18,686,869
17_39XXXXX	HKD	400,000,000	51,588,939	0.88	8/19/2016
	Sum Of Notional	400,000,000	51,588,939
17_506XXXX	INR	432,000,000	6,475,305	9.00	9/22/2016
17_507XXXX	INR	432,000,000	6,475,305	9.00	9/22/2016
	Sum Of Notional	864,000,000	12,950,610
17_01XXXXX	JPY	500,000,000	4,774,865	5.00	7/28/2016
17_28XXXXX	JPY	840,000,000	8,209,138	5.00	8/30/2016
17_51XXXXX	JPY	500,000,000	4,900,760	2.10	9/12/2016
17_56XXXXX	JPY	635,000,000	6,259,550	5.60	9/29/2016
17_62XXXXX	JPY	22,216,000,000	216,878,996	3.51	9/15/2016
	Sum Of Notional	24,691,000,000	241,023,309
17_35XXXXX	NGN	5,000,000,000	15,860,450	20.00	8/17/2016
17_44XXXXX	NGN	2,900,000,000	9,199,061	19.00	8/26/2016
17_54XXXXX	NGN	1,360,000,000	4,310,615	13.70	9/15/2016
17_59XXXXX	NGN	3,300,000,000	10,459,581	13.70	9/15/2016
17_65XXXXX	NGN	5,200,000,000	16,481,764	13.70	9/15/2016
	Sum Of Notional	17,760,000,000	56,311,471
17_40XXXXX	NZD	1,300,000	942,955	1.11	9/26/2016
	Sum Of Notional	1,300,000	942,955
16_210XXXX	RUB	750,000,000	11,706,988	-	7/7/2016
16_212XXXX	RUB	200,000,000	3,114,474	6.40	7/8/2016
17_02XXXXX	RUB	1,500,000,000	23,358,555	8.75	7/8/2016
17_20XXXXX	RUB	1,500,000,000	22,713,920	8.50	7/27/2016

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2016
New Medium and Long-Term Market Borrowings
ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Rate*	Settle Date
17_24YYYYY	RUB	500,000,000	7,507,710	11.00	8/2/2016
17_37XXXXX	RUB	200,000,000	3,124,353	6.40	8/19/2016
17_38XXXXX	RUB	190,000,000	2,968,136	7.00	8/19/2016
17_58XXXXX	RUB	300,000,000	4,597,617	-	9/12/2016
17_71XXXXX	RUB	200,000,000	3,079,465	5.50	9/20/2016
17_84XXXXX	RUB	200,000,000	3,157,303	6.40	9/30/2016
	Sum Of Notional	5,540,000,000	85,328,521
16_198XXXX	TRY	2,700,000	886,991	7.00	7/26/2016
17_03XXXXX	TRY	100,000,000	34,498,223	-	7/11/2016
17_10XXXXX	TRY	30,000,000	10,131,712	-	7/18/2016
17_22XXXXX	TRY	200,000,000	66,205,435	-	7/28/2016
17_41XXXXX	TRY	2,800,000	936,158	6.60	9/26/2016
17_68XXXXX	TRY	150,000,000	50,862,975	-	9/23/2016
	Sum Of Notional	485,500,000	163,521,494
16_207XXXX	USD	100,000,000	100,000,000	3.00	7/7/2016
17_04XXXXX	USD	500,000,000	500,000,000	2.13	7/13/2016
17_06XXXXX	USD	135,000,000	135,000,000	0.66	7/13/2016
17_08XXXXX	USD	30,000,000	30,000,000	-	7/22/2016
17_12XXXXX	USD	50,000,000	50,000,000	-	7/27/2016
17_13XXXXX	USD	2,500,000,000	2,500,000,000	1.13	7/20/2016
17_15XXXXX	USD	15,000,000	15,000,000	0.63	8/8/2016
17_16XXXXX	USD	20,000,000	20,000,000	-	7/25/2016
17_17XXXXX	USD	50,000,000	50,000,000	2.90	7/27/2016
17_18XXXXX	USD	30,000,000	30,000,000	-	7/27/2016
17_19XXXXX	USD	10,000,000	10,000,000	-	7/27/2016
17_25XXXXX	USD	190,000,000	190,000,000	0.66	8/3/2016
17_29XXXXX	USD	30,000,000	30,000,000	-	8/9/2016
17_30XXXXX	USD	50,000,000	50,000,000	-	8/10/2016
17_32XXXXX	USD	50,000,000	50,000,000	-	8/19/2016
17_34XXXXX	USD	25,000,000	25,000,000	0.88	8/12/2016
17_36XXXXX	USD	20,000,000	20,000,000	2.75	8/17/2016
17_43XXXXX	USD	5,650,000	5,650,000	1.00	8/19/2016
17_48XXXXX	USD	50,000,000	50,000,000	-	8/26/2016
17_49XXXXX	USD	50,000,000	50,000,000	-	8/26/2016
17_52XXXXX	USD	30,000,000	30,000,000	-	9/6/2016
17_53XXXXX	USD	3,250,000	3,250,000	1.00	9/2/2016
17_55XXXXX	USD	150,000,000	150,000,000	0.59	9/7/2016
17_57XXXXX	USD	50,000,000	50,000,000	-	9/13/2016
17_60XXXXX	USD	50,000,000	50,000,000	-	9/12/2016
17_61XXXXX	USD	15,000,000	15,000,000	0.78	9/21/2016
17_63XXXXX	USD	50,000,000	50,000,000	-	9/13/2016
17_64XXXXX	USD	20,000,000	20,000,000	-	9/13/2016
17_66XXXXX	USD	50,000,000	50,000,000	-	9/19/2016
17_67XXXXX	USD	50,000,000	50,000,000	-	9/19/2016
17_69XXXXX	USD	25,000,000	25,000,000	0.93	9/15/2016
17_72XXXXX	USD	30,000,000	30,000,000	-	9/19/2016
17_73XXXXX	USD	50,000,000	50,000,000	-	9/22/2016
17_74XXXXX	USD	50,000,000	50,000,000	-	9/26/2016
17_75XXXXX	USD	15,000,000	15,000,000	-	9/22/2016
17_76XXXXX	USD	15,000,000	15,000,000	-	9/22/2016

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2016
New Medium and Long-Term Market Borrowings
ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Rate*	Settle Date
17_80XXXXX	USD	50,000,000	50,000,000	-	9/23/2016
17_81XXXXX	USD	5,255,000	5,255,000	1.25	9/23/2016
17_82XXXXX	USD	500,000,000	500,000,000	0.95	9/26/2016
	Sum Of Notional	5,119,155,000	5,119,155,000
17_45XXXXX	ZAR	1,000,000,000	70,881,769	-	8/24/2016
17_70XXXXX	ZAR	100,000,000	7,286,638	6.50	9/21/2016
	Sum Of Notional	1,100,000,000	78,168,407

	TOTAL NEW MARKET BORROWINGS		6,761,058,612

Medium and Long-Term Matured Market Borrowings
ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Rate	Maturity Date
12_08XXXXX	AUD	250,000,000	189,662,500	2.30	8/3/2016
12_09XXXXX	AUD	1,250,000,000	948,312,500	5.00	8/3/2016
13_18XXXXX	AUD	11,900,000	9,095,765	3.26	8/23/2016
	Sum Of Notional	1,511,900,000	1,147,070,765
12_05XXXXX	BRL	31,550,000	9,674,946	-	7/28/2016
16_16_B1XX	BRL	75,000,000	23,007,194	10.00	9/30/2016
	Sum Of Notional	106,550,000	32,682,140
15_193_B1X	EUR	100,000,000	111,045,000	0.10	7/14/2016
	Sum Of Notional	100,000,000	111,045,000
00_01_B4XX	GBP	3,238,000	4,203,410	5.38	7/6/2016
	Sum Of Notional	3,238,000	4,203,410
04_48XXXXX	HKD	150,000,000	19,339,492	5.40	8/29/2016
	Sum Of Notional	150,000,000	19,339,492
06_19_B1XX	JPY	600,000,000	5,894,199	0.85	9/16/2016
15_142XXXX	JPY	3,462,000,000	34,483,789	1.50	9/27/2016
15_184XXXX	JPY	1,234,000,000	11,784,367	6.25	7/28/2016
16_202_B1X	JPY	21,038,000,000	207,036,363	5.00	9/8/2016
	Sum Of Notional	26,334,000,000	259,198,718
16_23XXXXX	NGN	2,000,000,000	6,344,180	21.00	8/17/2016
	Sum Of Notional	2,000,000,000	6,344,180
16_121_B1X	RUB	750,000,000	11,538,550	11.00	9/15/2016
	Sum Of Notional	750,000,000	11,538,550
08_06_B1XX	USD	212,290,000	212,290,000	-	8/9/2016
14_07XXXXX	USD	500,000,000	500,000,000	0.49	8/1/2016
14_29XXXXX	USD	300,000,000	300,000,000	0.49	8/1/2016
14_36XXXXX	USD	200,000,000	200,000,000	0.49	8/1/2016
15_09_B1XX	USD	3,985,000	3,985,000	1.25	7/15/2016
15_159_B1X	USD	25,000	25,000	1.00	7/15/2016
15_16XXXXX	USD	100,000,000	100,000,000	0.49	8/1/2016
15_194_B1X	USD	150,000,000	150,000,000	1.82	7/15/2016
15_31XXXXX	USD	200,000,000	200,000,000	0.49	8/1/2016
15_36XXXXX	USD	200,000,000	200,000,000	0.49	8/1/2016
16_21_B1XX	USD	100,000,000	100,000,000	1.21	8/17/2016
16_31_B1XX	USD	100,000,000	100,000,000	1.23	9/6/2016
16_36_B1XX	USD	100,000,000	100,000,000	1.65	9/15/2016
	Sum Of Notional	2,166,300,000	2,166,300,000
07_01XXXXX	ZAR	295,000,000	21,493,624	7.25	8/4/2016
12_10XXXXX	ZAR	910,000,000	66,302,368	0.50	8/4/2016
13_14XXXXX	ZAR	538,400,000	39,830,587	4.00	8/23/2016
	Sum Of Notional	1,743,400,000	127,626,579

	TOTAL MATURED MARKET BORROWINGS		3,885,348,834

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2016

Matured IBRD and IDA Borrowings
ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Rate	Maturity
15_30XXXXX	USD	47,447,190	47,447,190	1.84	9/15/2016
	Sum Of Notional	47,447,190	47,447,190

	TOTAL MATURED IBRD AND IDA BORROWINGS		47,447,190

Net Increase in Short-term Borrowings for the quarter ended September 30, 2016			61,212,285

* Zero coupon bond issues are designated here by zero for the contractual interest rate.

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2016
New Medium and Long-Term Market Borrowings
ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Rate*	Settle Date
17_88XXXXX	AUD	50,000,000	37,945,000	3.20	10/6/2016
17_115XXXX	AUD	50,000,000	38,010,000	3.20	10/31/2016
	Sum Of Notional	100,000,000	75,955,000
17_95XXXXX	BRL	13,000,000	4,058,631	6.00	10/18/2016
17_109XXXX	BRL	100,000,000	31,733,439	-	10/24/2016
17_116XXXX	BRL	150,000,000	46,793,842	-	10/31/2016
17_134YYYY	BRL	100,000,000	29,821,815	-	11/21/2016
17_145XXXX	BRL	21,000,000	6,264,356	7.78	12/16/2016
	Sum Of Notional	384,000,000	118,672,083
17_151XXXX	CLP	6,790,000,000	10,065,970	3.40	12/2/2016
	Sum Of Notional	6,790,000,000	10,065,970
17_566XXXX	COP	5,000,000,000	1,664,863	5.27	11/10/2016
17_598XXXX	COP	3,050,000,000	1,029,310	5.27	12/15/2016
17_626XXXX	COP	5,000,000,000	1,669,410	5.27	12/22/2016
	Sum Of Notional	13,050,000,000	4,363,583
17_510XXXX	INR	6,670,000,000	98,401,528	6.30	11/14/2016
	Sum Of Notional	6,670,000,000	98,401,528
17_79XXXXX	JPY	200,000,000	1,939,394	7.10	10/5/2016
17_93XXXXX	JPY	555,000,000	5,271,406	5.00	10/28/2016
	Sum Of Notional	755,000,000	7,210,800
17_87XXXXX	MXN	270,000,000	13,948,442	-	10/5/2016
17_91XXXXX	MXN	2,000,000,000	103,278,579	-	10/7/2016
17_101XXXX	MXN	150,000,000	8,054,773	-	10/19/2016
17_114XXXX	MXN	250,000,000	13,313,806	4.75	10/27/2016
17_123XXXX	MXN	150,000,000	8,017,253	-	11/7/2016
17_135XXXX	MXN	150,000,000	7,417,847	-	11/17/2016
17_113XXXX	MXN	160,000,000	7,741,062	-	11/29/2016
17_154XXXX	MXN	150,000,000	7,383,343	-	12/7/2016
	Sum Of Notional	3,280,000,000	169,155,105
17_110XXXX	NZD	30,000,000	21,532,500	-	10/26/2016
	Sum Of Notional	30,000,000	21,532,500
17_90XXXXX	RUB	300,000,000	4,806,976	-	10/7/2016
17_111XXXX	RUB	5,134,000,000	81,683,891	6.70	10/27/2016
17_112XXXX	RUB	200,000,000	3,182,076	6.40	10/27/2016
17_117XXXX	RUB	300,000,000	4,747,774	-	11/1/2016
17_122XXXX	RUB	200,000,000	3,130,745	6.40	11/7/2016
17_138XXXX	RUB	300,000,000	4,689,332	-	11/22/2016
17_140XXXX	RUB	7,704,000,000	119,234,817	6.74	11/25/2016
17_147XXXX	RUB	200,000,000	3,110,178	6.40	12/2/2016
17_149XXXX	RUB	500,000,000	7,775,445	-	12/2/2016
17_152XXXX	RUB	700,000,000	10,974,023	-	12/6/2016
17_153XXXX	RUB	1,000,000,000	15,677,176	8.75	12/6/2016
17_156XXXX	RUB	200,000,000	3,240,165	6.40	12/15/2016
17_157XXXX	RUB	1,000,000,000	16,237,022	-	12/16/2016
17_159XXXX	RUB	4,601,000,000	75,583,592	6.16	12/22/2016
	Sum Of Notional	22,339,000,000	354,073,212
17_99XXXXX	SGD	100,000,000	71,945,034	1.03	10/17/2016
	Sum Of Notional	100,000,000	71,945,034

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2016
New Medium and Long-Term Market Borrowings
ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Rate*	Settle Date
17_100XXXX	TRY	2,800,000	813,977	6.05	11/25/2016
	Sum Of Notional	2,800,000	813,977
17_83XXXXX	USD	50,000,000	50,000,000	4.54	10/5/2016
17_92XXXXX	USD	20,000,000	20,000,000	3.00	10/11/2016
17_89XXXXX	USD	30,000,000	30,000,000	4.17	10/12/2016
17_102XXXX	USD	690,000	690,000	1.25	10/17/2016
17_103XXXX	USD	50,000,000	50,000,000	4.42	10/19/2016
17_104XXXX	USD	50,000,000	50,000,000	4.50	10/19/2016
17_94XXXXX	USD	50,000,000	50,000,000	3.16	10/19/2016
17_105XXXX	USD	20,000,000	20,000,000	3.40	10/20/2016
17_98XXXXX	USD	50,000,000	50,000,000	3.11	10/20/2016
17_106XXXX	USD	30,000,000	30,000,000	4.40	10/21/2016
17_108XXXX	USD	25,000,000	25,000,000	0.72	10/21/2016
17_96XXXXX	USD	50,000,000	50,000,000	4.50	10/21/2016
17_97XXXXX	USD	50,000,000	50,000,000	4.38	10/24/2016
17_107XXXX	USD	20,000,000	20,000,000	3.66	10/28/2016
17_118XXXX	USD	4,555,000	4,555,000	1.50	10/28/2016
17_119XXXX	USD	10,000,000	10,000,000	4.30	11/1/2016
17_120XXXX	USD	10,000,000	10,000,000	4.30	11/1/2016
17_121XXXX	USD	10,000,000	10,000,000	4.30	11/1/2016
17_124XXXX	USD	50,000,000	50,000,000	4.73	11/4/2016
17_558XXXX	USD	152,000,000	152,000,000	1.55	11/4/2016
17_127XXXX	USD	10,000,000	10,000,000	3.55	11/14/2016
17_128XXXX	USD	30,000,000	30,000,000	3.23	11/15/2016
17_129XXXX	USD	1,000,000	1,000,000	1.00	11/15/2016
17_130XXXX	USD	1,115,000	1,115,000	1.38	11/15/2016
17_131XXXX	USD	50,000,000	50,000,000	3.30	11/17/2016
17_126XXXX	USD	50,000,000	50,000,000	4.75	11/18/2016
17_136XXXX	USD	30,000,000	30,000,000	5.43	11/21/2016
17_137XXXX	USD	20,000,000	20,000,000	5.42	11/21/2016
17_132XXXX	USD	30,000,000	30,000,000	5.23	11/28/2016
17_133XXXX	USD	10,000,000	10,000,000	5.05	11/28/2016
17_139XXXX	USD	30,000,000	30,000,000	3.70	11/29/2016
17_146XXXX	USD	20,000,000	20,000,000	5.50	11/29/2016
17_148XXXX	USD	50,000,000	50,000,000	3.46	11/29/2016
17_150XXXX	USD	27,766,690	27,766,690	-	11/30/2016
17_143XXXX	USD	20,000,000	20,000,000	5.70	12/2/2016
17_144XXXX	USD	50,000,000	50,000,000	3.76	12/2/2016
17_142XXXX	USD	20,000,000	20,000,000	10.25	12/5/2016
17_162XXXX	USD	27,766,020	27,766,020	-	12/30/2016
	Sum Of Notional	1,209,892,710	1,209,892,710
17_86XXXXX	UYU	1,150,000,000	40,715,171	12.25	10/5/2016
	Sum Of Notional	1,150,000,000	40,715,171
17_141XXXX	ZAR	750,000,000	53,007,280	-	11/23/2016
	Sum Of Notional	750,000,000	53,007,280

TOTAL NEW MARKET BORROWINGS			2,235,803,953

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2016

Medium and Long-Term Matured Market Borrowings
ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Rate	Maturity Date
14_589XXXX	AMD	2,000,000,000	4,158,000	9.70	12/23/2016
	Sum Of Notional	2,000,000,000	4,158,000
14_24XXXXX	BRL	379,000,000	118,406,048	8.14	10/13/2016
13_81XXXXX	BRL	50,000,000	14,769,740	6.00	12/15/2016
13_90XXXXX	BRL	50,000,000	14,769,740	6.00	12/15/2016
14_21XXXXX	BRL	25,000,000	7,384,870	6.00	12/15/2016
	Sum Of Notional	504,000,000	155,330,398
16_84XXXXX	CLP	14,550,000,000	21,690,519	4.15	12/5/2016
	Sum Of Notional	14,550,000,000	21,690,519
16_192_B1X	EUR	30,000,000	31,285,500	-	12/19/2016
	Sum Of Notional	30,000,000	31,285,500
04_96XXXXX	HKD	260,000,000	33,522,866	-	12/29/2016
	Sum Of Notional	260,000,000	33,522,866
14_503XXXX	INR	10,000,000,000	146,605,425	7.75	12/5/2016
14_504XXXX	INR	3,000,000,000	43,981,627	7.75	12/5/2016
14_505XXXX	INR	7,000,000,000	102,623,797	7.75	12/5/2016
B14_501XXX	INR	10,000,000,000	146,605,425	7.75	12/5/2016
	Sum Of Notional	30,000,000,000	439,816,274
16_112_B1X	JPY	615,000,000	5,476,159	8.12	11/26/2016
02_74XXXXX	JPY	1,000,000,000	8,878,235	2.48	11/29/2016
16_146_B1X	JPY	16,959,000,000	149,490,943	3.65	12/8/2016
17_62_B1XX	JPY	22,216,000,000	193,216,212	3.51	12/9/2016
15_188XXXX	JPY	7,211,000,000	62,324,978	3.15	12/12/2016
16_38_B2XX	JPY	880,000,000	7,548,141	6.02	12/29/2016
	Sum Of Notional	48,881,000,000	426,934,668
13_50XXXXX	RUB	200,000,000	3,301,877	5.00	12/28/2016
	Sum Of Notional	200,000,000	3,301,877
13_31XXXXX	TRY	7,500,000	2,402,806	4.60	10/28/2016
13_44XXXXX	TRY	145,700,000	43,261,379	5.23	11/21/2016
13_40XXXXX	TRY	110,850,000	32,325,324	5.25	11/28/2016
13_42XXXXX	TRY	7,500,000	2,190,613	4.70	11/29/2016
15_69XXXXX	TRY	2,820,000	805,507	6.40	12/19/2016
	Sum Of Notional	274,370,000	80,985,629
15_45XXXXX	USD	500,000,000	500,000,000	0.63	10/3/2016
14_33XXXXX	USD	1,000,000,000	1,000,000,000	0.63	11/15/2016
15_62_B1XX	USD	6,118,000	6,118,000	1.25	11/15/2016
12_32XXXXX	USD	3,000,000,000	3,000,000,000	1.13	11/23/2016
16_191_B1X	USD	30,000,000	30,000,000	-	12/19/2016
	Sum Of Notional	4,536,118,000	4,536,118,000
07_20XXXXX	ZAR	256,390,000	18,970,773	7.25	11/1/2016
13_45XXXXX	ZAR	417,000,000	29,333,146	4.68	11/21/2016
	Sum Of Notional	673,390,000	48,303,919

TOTAL MATURED MARKET BORROWINGS			5,781,447,650

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2016

Matured IBRD and IDA Borrowings
ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Rate	Maturity Date
047970_01X	SAR	15,625,000	4,165,945	4.46	12/15/2016
	Sum Of Notional	15,625,000	4,165,945

TOTAL MATURED IBRD AND IDA BORROWINGS			4,165,945

Net Increase in Short-term Borrowings for the quarter ended December 31, 2016			561,770,444

* Zero coupon bond issues are designated here by zero for the contractual interest rate.

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
March 31, 2017
New Medium and Long-Term Market Borrowings
ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Rate*	Settle Date
17_178XXXX	AUD	50,000,000	38,290,000	3.20	2/6/2017
17_191XXXX	AUD	800,000,000	614,080,000	2.80	2/15/2017
17_194XXXX	AUD	75,000,000	57,528,750	3.20	2/17/2017
17_200YXXX	AUD	45,000,000	34,015,500	3.00	3/14/2017
	Sum Of Notional	970,000,000	743,914,250
17_215XXXX	BRL	50,000,000	15,872,260	10.50	3/14/2017
	Sum Of Notional	50,000,000	15,872,260
17_216YYYY	CNY	200,000,000	28,977,318	4.50	3/16/2017
	Sum Of Notional	200,000,000	28,977,318
17_645XXXX	COP	3,000,000,000	1,023,454	5.27	1/30/2017
17_676XXXX	COP	4,000,000,000	1,384,440	5.27	2/21/2017
17_217XXXX	COP	3,000,000,000	1,029,919	5.27	3/21/2017
	Sum Of Notional	10,000,000,000	3,437,813
17_161XXXX	CRC	3,000,000,000	5,444,646	5.00	1/10/2017
	Sum Of Notional	3,000,000,000	5,444,646
17_658XXXX	INR	280,000,000	4,200,735	4.85	3/7/2017
17_510_2XX	INR	5,000,000,000	76,376,690	6.30	3/16/2017
17_658_1XX	INR	300,000,000	4,606,880	4.85	3/28/2017
17_510_3XX	INR	1,000,000,000	15,403,574	6.30	3/29/2017
	Sum Of Notional	6,580,000,000	100,587,879
17_165XXXX	JPY	1,325,000,000	11,554,393	6.80	1/30/2017
17_186XXXX	JPY	1,230,000,000	10,824,130	7.00	2/21/2017
17_197XXXX	JPY	3,585,000,000	31,841,194	1.50	2/23/2017
17_220XXXX	JPY	30,295,000,000	273,964,550	1.24	3/28/2017
17_208XXXX	JPY	1,445,000,000	13,003,375	7.00	3/30/2017
	Sum Of Notional	37,880,000,000	341,187,642
17_219XXXX	KZT	3,560,000,000	11,297,104	8.00	3/28/2017
	Sum Of Notional	3,560,000,000	11,297,104
17_166XXXX	MXN	2,000,000,000	91,041,520	-	1/20/2017
17_169XXXX	MXN	100,000,000	4,651,163	-	1/25/2017
17_171XXXX	MXN	2,440,000,000	115,197,573	-	1/27/2017
17_175XXXX	MXN	1,000,000,000	48,602,080	7.25	2/2/2017
17_185XXXX	MXN	400,000,000	19,359,024	-	2/7/2017
17_192XXXX	MXN	150,000,000	7,414,731	-	2/14/2017
17_196XXXX	MXN	150,000,000	7,621,952	-	2/23/2017
17_203XXXX	MXN	1,000,000,000	51,215,080	-	3/6/2017
17_207XXXX	MXN	150,000,000	7,665,890	-	3/8/2017
17_212XXXX	MXN	200,000,000	10,227,302	-	3/13/2017
17_214XXXX	MXN	165,000,000	8,606,077	-	3/16/2017
17_222XXXX	MXN	1,000,000,000	52,989,260	-	3/28/2017
17_226XXXX	MXN	150,000,000	7,992,540	-	3/31/2017
	Sum Of Notional	8,905,000,000	432,584,192
17_199XXXX	NGN	500,000,000	1,636,660	20.00	3/6/2017
	Sum Of Notional	500,000,000	1,636,660
17_201XXXX	NZD	65,183,000	45,240,261	3.10	3/13/2017
	Sum Of Notional	65,183,000	45,240,261
17_221XXXX	PEN	29,300,000	9,021,769	5.00	3/31/2017
	Sum Of Notional	29,300,000	9,021,769
17_164XXXX	RUB	500,000,000	8,322,008	8.75	1/11/2017
17_163XXXX	RUB	500,000,000	8,410,415	-	1/13/2017

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
March 31, 2017
New Medium and Long-Term Market Borrowings
ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Rate*	Settle Date
17_173XXXX	RUB	500,000,000	8,344,250	-	1/30/2017
17_176XXXX	RUB	1,500,000,000	25,290,333	6.75	2/3/2017
17_187XXXX	RUB	750,000,000	12,638,497	8.75	2/8/2017
17_190XXXX	RUB	500,000,000	8,695,040	-	2/15/2017
17_188XXXX	RUB	106,000,000	1,794,888	6.40	3/15/2017
17_202XXXX	RUB	2,500,000,000	43,451,812	-	3/23/2017
	Sum Of Notional	6,856,000,000	116,947,243
17_158XXXX	TRY	7,300,000	1,936,185	8.15	1/24/2017
17_180XXXX	TRY	100,000,000	26,727,963	11.00	2/3/2017
17_179XXXX	TRY	20,000,000	5,439,069	-	2/6/2017
17_189XXXX	TRY	32,000,000	8,772,050	-	2/14/2017
17_193XXXX	TRY	300,000,000	81,897,846	-	2/15/2017
17_198XXXX	TRY	50,000,000	13,962,580	-	2/24/2017
17_206XXXX	TRY	50,000,000	13,418,676	-	3/8/2017
17_204XXXX	TRY	89,160,000	23,725,386	10.00	3/10/2017
17_209XXXX	TRY	100,000,000	26,609,899	10.00	3/10/2017
17_210XXXX	TRY	10,000,000	2,668,090	-	3/13/2017
17_218XXXX	TRY	40,000,000	11,092,623	-	3/21/2017
17_181XXXX	TRY	26,000,000	7,216,209	8.75	3/27/2017
17_227XXXX	TRY	25,000,000	6,865,868	-	3/31/2017
	Sum Of Notional	849,460,000	230,332,444
17_168XXXX	USD	10,000,000	10,000,000	5.40	1/25/2017
17_167XXXX	USD	3,050,000	3,050,000	9.80	1/26/2017
17_170XXXX	USD	5,000,000	5,000,000	8.68	2/1/2017
17_172XXXX	USD	10,000,000	10,000,000	5.50	2/1/2017
17_177XXXX	USD	18,949,630	18,949,630	-	2/2/2017
17_183XXXX	USD	250,000,000	250,000,000	1.14	2/6/2017
17_184XXXX	USD	30,000,000	30,000,000	2.54	2/16/2017
17_205XXXX	USD	500,000,000	500,000,000	1.04	3/6/2017
17_213XXXX	USD	30,000,000	30,000,000	2.00	3/23/2017
17_223XXXX	USD	500,000,000	500,000,000	1.75	3/30/2017
	Sum Of Notional	1,356,999,630	1,356,999,630
17_211XXXX	UYU	578,000,000	20,463,799	11.50	3/17/2017
	Sum Of Notional	578,000,000	20,463,799
17_182XXXX	ZAR	130,000,000	9,875,493	-	3/14/2017
	Sum Of Notional	130,000,000	9,875,493

TOTAL NEW MARKET BORROWINGS			3,473,820,403

Medium and Long-Term Matured Market Borrowings
ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Rate	Maturity Date
16_70_B1XX	BRL	73,000,000	23,894,862	10.47	2/16/2017
14_47XXXXX	BRL	15,200,000	4,821,417	8.65	3/3/2017
16_59_B1XX	BRL	70,000,000	22,785,346	11.12	3/20/2017
	Sum Of Notional	158,200,000	51,501,625
14_507XXXX	CNY	1,000,000,000	146,220,208	2.00	1/18/2017
14_509XXXX	CNY	1,000,000,000	146,220,208	2.00	1/18/2017
15_117XXXX	CNY	150,000,000	21,933,031	2.00	1/18/2017
15_129XXXX	CNY	100,000,000	14,622,021	2.00	1/18/2017
15_138XXXX	CNY	300,000,000	43,866,062	2.00	1/18/2017
15_140XXXX	CNY	350,000,000	51,177,073	2.00	1/18/2017

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
March 31, 2017

Medium and Long-Term Matured Market Borrowings
ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Rate	Maturity Date
15_22XXXXX	CNY	750,000,000	109,665,156	2.00	1/18/2017
16_02XXXXX	CNY	110,000,000	16,084,223	2.00	1/18/2017
16_09XXXXX	CNY	364,000,000	53,224,156	2.00	1/18/2017
16_15XXXXX	CNY	300,000,000	43,866,062	2.00	1/18/2017
16_26XXXXX	CNY	300,000,000	43,866,062	2.00	1/18/2017
16_34XXXXX	CNY	200,000,000	29,244,042	2.00	1/18/2017
	Sum Of Notional	4,924,000,000	719,988,304
15_656YYYY	GEL	30,000,000	11,363,636	6.92	2/17/2017
	Sum Of Notional	30,000,000	11,363,636
16_109XXXX	HKD	400,000,000	51,552,371	1.25	2/1/2017
16_114XXXX	HKD	300,000,000	38,656,058	1.30	2/16/2017
	Sum Of Notional	700,000,000	90,208,429
16_94_B1XX	JPY	970,000,000	8,458,688	8.00	1/29/2017
17_01_B1XX	JPY	500,000,000	4,360,148	5.00	1/29/2017
12_41_B1XX	JPY	1,000,000,000	8,836,654	3.00	2/3/2017
16_45_B1XX	JPY	2,150,000,000	19,154,528	4.48	2/8/2017
15_173_B1X	JPY	2,336,000,000	20,600,556	7.00	2/14/2017
16_19_B1XX	JPY	1,590,000,000	14,154,093	6.10	2/24/2017
17_28_B1XX	JPY	840,000,000	7,477,634	5.00	2/27/2017
16_78_B1XX	JPY	1,005,000,000	8,929,761	8.00	3/18/2017
17_56_B1XX	JPY	635,000,000	5,714,286	5.60	3/30/2017
	Sum Of Notional	11,026,000,000	97,686,348
14_52XXXXX	MXN	300,000,000	14,071,493	3.25	1/23/2017
16_110XXXX	MXN	100,000,000	4,690,498	3.25	1/23/2017
	Sum Of Notional	400,000,000	18,761,991
15_96XXXXX	NZD	610,000	438,895	2.00	2/27/2017
	Sum Of Notional	610,000	438,895
13_66XXXXX	RUB	130,000,000	2,169,505	4.68	1/30/2017
15_109XXXX	RUB	300,000,000	5,166,512	6.00	2/13/2017
15_118XXXX	RUB	300,000,000	5,166,512	6.00	2/13/2017
15_137XXXX	RUB	300,000,000	5,166,512	6.00	2/13/2017
15_145XXXX	RUB	300,000,000	5,166,512	6.00	2/13/2017
15_99XXXXX	RUB	200,000,000	3,444,342	6.00	2/13/2017
	Sum Of Notional	1,530,000,000	26,279,895
14_57XXXXX	TRY	50,000,000	13,102,725	9.00	1/30/2017
14_93XXXXX	TRY	50,000,000	13,102,725	9.00	1/30/2017
15_124XXXX	TRY	7,300,000	2,005,439	6.35	3/30/2017
	Sum Of Notional	107,300,000	28,210,889
16_100XXXX	USD	400,000,000	400,000,000	0.91	1/20/2017
	Sum Of Notional	400,000,000	400,000,000
07_28XXXXX	ZAR	161,000,000	11,854,972	7.25	1/18/2017
	Sum Of Notional	161,000,000	11,854,972

TOTAL MATURED MARKET BORROWINGS	Sum Of Notional		1,456,294,984

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
March 31, 2017

Matured IBRD and IDA Borrowings
ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Rate	Maturity Date
15_30XXXXX	USD	65,373,920	65,373,920	1.84	3/15/2017
	Sum Of Notional	65,373,920	65,373,920

TOTAL MATURED IBRD AND IDA BORROWINGS			65,373,920

Net Increase in Short-term Borrowings for the quarter ended March 31, 2017			171,265,878

* Zero coupon bond issues are designated here by zero for the contractual interest rate.

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
June 30, 2017
New Medium and Long-Term Market Borrowings
ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Rate*	Settle Date
17_237XXXX	AUD	100,000,000	75,400,000	3.20	4/18/2017
	Sum Of Notional	100,000,000	75,400,000
17_234XXXX	BRL	50,000,000	15,931,939	10.00	4/12/2017
17_250XXXX	BRL	150,000,000	46,908,716	7.50	5/9/2017
17_260XXXX	BRL	200,000,000	61,069,635	-	5/26/2017
17_265XXXX	BRL	50,000,000	15,267,409	10.00	5/26/2017
17_266XXXX	BRL	75,000,000	23,244,642	7.50	6/1/2017
17_274XXXX	BRL	80,000,000	24,427,481	10.00	6/16/2017
	Sum Of Notional	605,000,000	186,849,822
17_238XXXX	CNY	250,000,000	36,310,557	3.10	4/18/2017
17_272XXXX	CNY	150,000,000	22,068,073	3.10	6/9/2017
	Sum Of Notional	400,000,000	58,378,630
17_231XXXX	COP	8,000,000,000	2,794,828	5.27	4/10/2017
17_243XXXX	COP	4,000,000,000	1,393,243	5.27	4/25/2017
17_253XXXX	COP	3,600,000,000	1,230,050	5.27	5/12/2017
	Sum Of Notional	15,600,000,000	5,418,121
17_736XXXX	GEL	108,340,000	44,861,284	7.99	6/1/2017
	Sum Of Notional	108,340,000	44,861,284
17_660XXXX	INR	200,000,000	3,091,429	4.85	4/12/2017
17_510_4XX	INR	10,100,000,000	156,668,089	6.30	6/20/2017
17_510_5XX	INR	6,100,000,000	94,460,145	6.30	6/28/2017
	Sum Of Notional	16,400,000,000	254,219,663
17_245XXXX	JPY	21,460,000,000	193,011,647	1.30	4/26/2017
17_232XXXX	JPY	1,225,000,000	11,002,829	5.50	4/27/2017
	Sum Of Notional	22,685,000,000	204,014,476
17_254XXXX	MXN	100,000,000	5,345,064	-	5/16/2017
17_279XXXX	MXN	1,339,000,000	74,747,052	5.41	6/27/2017
	Sum Of Notional	1,439,000,000	80,092,116
17_737XXXX	RON	70,000,000	17,206,204	0.84	6/12/2017
	Sum Of Notional	70,000,000	17,206,204
17_225XXXX	RUB	780,000,000	13,901,550	0.30	4/5/2017
17_233XXXX	RUB	750,000,000	13,186,848	6.38	4/11/2017
17_244XXXX	RUB	826,400,000	14,812,690	6.43	4/24/2017
17_230XXXX	RUB	168,000,000	2,961,005	5.92	4/27/2017
17_255XXXX	RUB	1,000,000,000	17,622,698	6.75	5/17/2017
17_246XXXX	RUB	250,000,000	4,313,334	6.03	5/18/2017
17_258XXXX	RUB	250,000,000	4,375,663	6.38	5/19/2017
17_248XXXX	RUB	300,000,000	5,309,128	-	5/23/2017
17_261XXXX	RUB	500,000,000	8,816,461	8.75	5/26/2017
17_269XXXX	RUB	1,000,000,000	17,636,793	6.25	6/7/2017
17_273XXXX	RUB	1,300,000,000	22,842,082	7.50	6/8/2017
17_280XXXX	RUB	456,000,000	7,732,582	5.68	6/27/2017
17_281XXXX	RUB	500,000,000	8,391,099	6.75	6/28/2017
	Sum Of Notional	8,080,400,000	141,901,933
17_224XXXX	SEK	800,000,000	89,565,105	1.25	4/3/2017
	Sum Of Notional	800,000,000	89,565,105
17_229XXXX	TRY	100,000,000	26,975,264	10.75	4/6/2017
17_235ZXXX	TRY	250,000,000	68,296,681	-	4/19/2017
17_240XXXX	TRY	100,000,000	27,318,672	-	4/19/2017
17_242XXXX	TRY	25,000,000	6,883,260	-	4/20/2017

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
June 30, 2017
New Medium and Long-Term Market Borrowings
ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Rate*	Settle Date
17_247XXXX	TRY	40,000,000	11,233,746	-	4/27/2017
17_249XXXX	TRY	350,000,000	97,288,432	-	5/9/2017
17_251ZXXX	TRY	150,000,000	41,899,441	-	5/11/2017
17_256XXXX	TRY	75,000,000	20,687,658	10.00	5/18/2017
17_257XXXX	TRY	25,000,000	7,024,445	-	5/22/2017
17_239XXXX	TRY	6,500,000	1,823,282	8.70	5/23/2017
17_259XXXX	TRY	35,000,000	9,820,426	-	5/24/2017
17_264XXXX	TRY	85,000,000	24,080,343	10.75	5/31/2017
17_267XXXX	TRY	75,000,000	21,218,808	10.00	6/1/2017
17_262XXXX	TRY	250,000,000	71,010,623	-	6/5/2017
17_271XXXX	TRY	35,000,000	9,941,770	-	6/9/2017
17_275XXXX	TRY	50,000,000	14,267,371	-	6/19/2017
17_276XXXX	TRY	30,000,000	8,560,422	-	6/19/2017
17_278XXXX	TRY	25,000,000	7,133,685	11.00	6/19/2017
17_758XXXX	TRY	150,000,000	42,653,624	10.40	6/30/2017
17_204XXXX	TRY	510,840,000	135,934,008	-	3/10/2017
	Sum Of Notional	2,367,340,000	654,051,961
17_228XXXX	USD	20,000,000	20,000,000	1.08	4/3/2017
17_236XXXX	USD	250,000,000	250,000,000	1.31	4/13/2017
17_241XXXX	USD	1,170,000	1,170,000	2.00	4/17/2017
17_252XXXX	USD	11,478,890	11,478,890	-	5/4/2017
17_263XXXX	USD	20,000,000	20,000,000	3.54	5/31/2017
17_268XXXX	USD	20,720,340	20,720,340	-	6/2/2017
17_270XXXX	USD	20,000,000	20,000,000	3.53	6/5/2017
	Sum Of Notional	343,369,230	343,369,230

TOTAL NEW MARKET BORROWINGS			2,155,328,545
Medium and Long-Term Matured Market Borrowings
ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Rate	Maturity Date
16_80_B1XX	BRL	50,000,000	15,931,939	10.20	4/12/2017
16_59_B2XX	BRL	31,000,000	9,974,260	11.12	4/19/2017
13_69_B1XX	BRL	21,440,000	6,810,133	5.00	4/24/2017
16_106_B1X	BRL	75,000,000	23,822,759	-	4/24/2017
16_70_B2XX	BRL	45,000,000	14,293,655	10.47	4/24/2017
14_102XXXX	BRL	50,000,000	15,165,072	10.00	6/12/2017
14_110XXXX	BRL	50,000,000	15,165,072	10.00	6/12/2017
14_43XXXXX	BRL	50,000,000	15,165,072	10.00	6/12/2017
14_58XXXXX	BRL	50,000,000	15,165,072	10.00	6/12/2017
14_63XXXXX	BRL	25,000,000	7,582,536	10.00	6/12/2017
14_67XXXXX	BRL	50,000,000	15,165,072	10.00	6/12/2017
14_77YXXXX	BRL	200,000,000	60,660,288	10.00	6/12/2017
14_85XXXXX	BRL	100,000,000	30,330,144	10.00	6/12/2017
14_89YYYYX	BRL	50,000,000	15,165,072	10.00	6/12/2017
14_95XXXXX	BRL	50,000,000	15,165,072	10.00	6/12/2017
14_99XXXXX	BRL	75,000,000	22,747,608	10.00	6/12/2017
15_106XXXX	BRL	50,000,000	15,165,072	10.00	6/12/2017
15_127XXXX	BRL	50,000,000	15,165,072	10.00	6/12/2017
15_192XXXX	BRL	100,000,000	30,330,144	10.00	6/12/2017
15_19XXXXX	BRL	75,000,000	22,747,608	10.00	6/12/2017
15_24XXXXX	BRL	50,000,000	15,165,072	10.00	6/12/2017
15_28XXXXX	BRL	50,000,000	15,165,072	10.00	6/12/2017

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
June 30, 2017
Medium and Long-Term Matured Market Borrowings
ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Rate	Maturity Date
15_37XXXXX	BRL	75,000,000	22,747,608	10.00	6/12/2017
15_47XXXXX	BRL	75,000,000	22,747,608	10.00	6/12/2017
15_54XXXXX	BRL	60,000,000	18,198,086	10.00	6/12/2017
15_66XXXXX	BRL	50,000,000	15,165,072	10.00	6/12/2017
15_87XXXXX	BRL	75,000,000	22,747,608	10.00	6/12/2017
16_06XXXXX	BRL	100,000,000	30,330,144	10.00	6/12/2017
	Sum Of Notional	1,782,440,000	543,982,992
15_169YXXX	CNY	600,000,000	87,025,890	-	5/15/2017
16_180XXXX	CNY	225,000,000	32,760,868	3.26	5/25/2017
14_109XXXX	CNY	500,000,000	73,093,004	2.00	6/26/2017
	Sum Of Notional	1,325,000,000	192,879,762
12_55XXXXX	CRC	30,000,000,000	53,715,309	-	5/4/2017
15_511XXXX	CRC	833,333,333	1,480,166	7.86	5/15/2017
	Sum Of Notional	30,833,333,333	55,195,475
16_174XXXX	HKD	400,000,000	51,367,334	0.82	5/17/2017
16_176XXXX	HKD	200,000,000	25,680,534	0.80	5/23/2017
16_177XXXX	HKD	65,000,000	8,345,316	0.80	5/24/2017
16_188XXXX	HKD	200,000,000	25,659,942	0.85	6/6/2017
	Sum Of Notional	865,000,000	111,053,126
16_50_B1XX	JPY	601,000,000	5,509,465	11.00	4/20/2017
16_71XXXXX	JPY	9,738,000,000	85,627,610	4.20	5/10/2017
17_220_B1X	JPY	30,295,000,000	275,496,749	1.24	6/12/2017
16_199_B1X	JPY	3,819,000,000	34,335,806	1.50	6/21/2017
	Sum Of Notional	44,453,000,000	400,969,630
15_89_B1XX	RUB	1,000,000,000	17,622,698	11.00	5/17/2017
13_72_B2XX	RUB	100,000,000	1,695,742	2.00	6/27/2017
	Sum Of Notional	1,100,000,000	19,318,440
15_160XXXX	TRY	2,580,000	729,927	7.00	6/1/2017
17_239_B1X	TRY	840,000	237,302	8.70	6/6/2017
	Sum Of Notional	3,420,000	967,229
15_150_B1X	USD	11,361,000	11,361,000	1.50	4/18/2017
12_53XXXXX	USD	2,000,000,000	2,000,000,000	1.00	4/24/2017
15_158XXXX	USD	20,000,000	20,000,000	0.65	4/28/2017
15_163XXXX	USD	20,000,000	20,000,000	0.61	4/28/2017
16_193_B1X	USD	30,000,000	30,000,000	5.00	6/19/2017
	Sum Of Notional	2,081,361,000	2,081,361,000
07_38XXXXX	ZAR	200,000,000	15,301,633	7.25	4/25/2017
	Sum Of Notional	200,000,000	15,301,633

TOTAL MATURED MARKET BORROWINGS			3,421,029,287

Matured IBRD and IDA Borrowings
ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Rate	Maturity Date
047970_01X	SAR	15,625,000	4,166,333	4.46	6/15/2017
	Sum Of Notional	15,625,000	4,166,333

TOTAL MATURED IBRD AND IDA BORROWINGS			4,166,333

Net Increase in Short-term Borrowings for the quarter ended June 30, 2017			63,470,009

* Zero coupon bond issues are designated here by zero for the contractual interest rate.